Exhibit 99.1

Ita? Unibanco Holding S.A. 2021 General Stockholders? Meeting Manual Extraordinary General Stockholders? Meeting of January 31, 2021 Time: 11 a.m. Location: online

Contents

1. Message from Management about the 2020 ESM Manual 03

2. Information on the Extraordinary General Stockholders' Meeting 04

3. Call notice 05

Extraordinary General Stockholders' Meeting 05

4. Resolutions - Extraordinary General Stockholders' Meeting 07

Segregation of the business line related to Itaú Unibanco conglomerate's investment in XP Inc. 07

Amendment to the Company's Bylaws 08

Consolidation of the Bylaws 08

ATTACHMENT I – Attachment 20-A to CVM Instruction No 481/09 10

ATTACHMENT II – Attachment 21 to CVM Instruction No 480/09 64

ATTACHMENTIII – Proposal to Amend the Company's Bylaws 70

ATTACHMEN IV – Proxy Templates 80

A - Proxy Template for Holders of Common Shares 80

B - Proxy Template for Proxies Provided by the Company for the Extraordinary General Stockholders' Meeting (Holders of Common Shares) 83

C - Information on Attachment 23 to CVM Instruction No. 481/09 86

Financial Statements 88

Itaú Unibanco Holding S.A. - Stockholders' equity valuation report calculated based on accounting records September 30, 2020. 88

Itaú Unibanco S.A. Stockholders' equity valuation report calculated based on accounting records September 30, 2020. 102

Itaú Unibanco Holding S.A.

1. Message from Management about the ESM Manual

São Paulo, December 31, 2020.

Dear Stockholder,

2020 was a year characterized by many challenges. From March on, with the onset of the pandemic, Brazil has experienced a steep decline in economy, as a result of self-isolation and social distancing measures.

Along this journey, however, we have stayed committed to supporting our clients, employees, stockholders and Brazilian society as a whole to minimize the impacts of the Covid-19 pandemic.

We have adapted to better meet our clients' needs and help them face up to this terrible crisis, as we have also made important decisions to create value to stockholders. One of these decisions concerns our completing internal discussions on the future of the investment of Itaú Unibanco Holding S.A. in XP Inc. ("XP"), a company headquartered in the Cayman Islands and listed on Nasdaq.

On November 26, 2020, the Board of Directors approved the segregation of this line of business of the Itaú Unibanco conglomerate into a new company ("Newco"), by spinning off companies of the Itaú Unibanco conglomerate, with the spun off portion, representing 41.05% of XP's capital, as of September 30, 2020, being transferred to Newco.

Scheduled for January 31, 2021, this Extraordinary General Stockholders' Meeting will resolve on proposals for the segregation of the investment in XP, as well as the incorporation of Newco (Transaction).

After the implementation of the Transaction, Itaú Unibanco's stockholders will receive equity interest in Newco, in the same number and proportion of the shares they hold in Itaú Unibanco itself. Accordingly, Itaú Unibanco's stockholders will continue to hold the same equity interest they currently do in the Company and will also become stockholders of Newco, whose assets will be basically represented by the investment in XP. This will enable Itaú Unibanco and Newco to operate independently, with well-defined business goals, and also Itaú Unibanco's stockholders to hold shares issued by both companies, thus being assured a direct interest in the investment in XP. Therefore, the main benefit of the Transaction is value creation to the Company's stockholders.

We clarify that, as provided for in Article 223 of Brazilian Corporate Law, the term for having Newco's new shares admitted to trading on the secondary market is one hundred twenty days (120) from the date of the ESM, and in case of noncompliance stockholders will be entitled to withdraw from Newco, with the net book value of its shares being reimbursed within thirty (30) days following the end of such term.

In addition, another resolution at this ESM will concern changing the frequency of election and period of term of office for the members of the Company's Audit Committee.

We invite you to read this manual, which details both the issues to be appreciated at the ESM and how you can attend and vote accordingly. Given the need for keeping social distancing and contributing to the health of all, we invite you to attend this meeting online, which will be, in its turn, fully remote. Additionally, we encourage you to attend by forwarding the remote voting form, disclosed on the websites of CVM and our Investor Relations (www.itau.com.br/relacoes-com-investidores) or by granting proxies, in accordance with the instructions included in the manual.

Should you have any question, please contact us through the communication channels below:

- **On remote voting form:**
  Phone number: (11) 2794-3648 / (11) 5019-8112 / (11) 4520-3079
  Email: drinvest@itau-unibanco.com.br

- **Investor Relations department:**
  Phone number: (11) 2794-3547
  Email: relacoes.investidores@itau-unibanco.com.br

We wish you all a pleasant reading experience!

Sincerely yours,
Management
Itaú Unibanco Holding

Itaú | Itaú Unibanco Holding S.A. | General Stockholders' Meeting Manual 3

2. Information on the Extraordinary General Stockholders? Meeting Date Ita? Unibanco?s Extraordinary General Stockholders? Meeting will be held on January 31, 2021. Opening Quorum The Extraordinary General Stockholders? Meeting will be open on first call, with the attendance of stockholders representing at least two-thirds (2/3) of the voting capital (common shares), in accordance with Article 135, head provision, of the Brazilian Corporate Law, bearing in mind the proposed amendments to bylaws. We clarify that in case of insufficient quorum to open the aforementioned Meeting on first call, a new call by call notice will be disclosed on a timely basis, and the Meeting will be held at least eight (8) days after a new call notice is published, in accordance with Article 124, paragraph 1, II, of Brazilian Corporate Law. This Meeting will be open on second call with any number of stockholders holding common shares. Venue The Extraordinary General Stockholders? Meeting will exclusively be held online and remotely. The link and access instructions will be provided by the Company to stockholders who have sent the documents below by January 28, 2021, 12 noon, via email drinvest@itau-unibanco.com.br: a) Legal Entities: a notarized copy of the articles of association/ bylaws, and proof of election of management members, duly registered with the proper trade board. b) Individuals: A digital copy of the ID document bearing the Stockholder?s picture. Call notice The Call Notice for this Meeting included in item 3 hereof will be published on January 5, 6 and 7, 2021 in the Di?rio Oficial do Estado de S?o Paulo (Official Gazette of the State of S?o Paulo) and on January 1, 2 and 4, 2021 in O Estado de S. Paulo newspapers, being also available on the Company?s Investor Relations website (www.itau.com.br/relacoes-com-investidores). Documents available to stockholders The documents to be reviewed at the Meeting (Call Notice, Protocol and Justification, Appraisal Reports, Proposal to Amend the Company?s Bylaws, Proxy Model and Remote Voting Form) are available to stockholders on the Investor Relations website (www.itau.com.br/relacoes-com-in-vestidores), as well as on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br). OStockholders may also request a copy of these documents via email relacoes.investidores@itau-unibanco.com.br. Proxies In order to assist stockholders who decide to attend the Extraordinary General Stockholders? Meeting represented by proxies, we present Attachment IV - A ?Proxy template for holders of common shares.? Alternatively, the Company will provide three (3) proxies who can represent the stockholder at the Meeting and who will vote in strict conformity with the voting instruction given by the stockholder in accordance with Attachment IV ? B ?Proxy Template for Proxies Provided by the Company? (for Holders of Common Shares).?Infor-mation on the proxy request, in accordance with Attachment 23 to CVM Instruction No. 481/09, is included in Attachment IV ? C hereto. In order to make the work at the General Stockholders? Meeting easier, the Company suggests that stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice, up to 12 noon of January 28, 2021, to the email address: drinvest@itau-unibanco.com.br. Remote voting form The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No.481/09, as amended, as well as the best market practices. Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be resolved on at the Meeting: by remote voting form sent directly to the Company; or by form completion instructions transmitted to service providers, as follows: a) to the Stockholders? custody agent, if shares are deposited at a central depository; or b) to Ita? Corretora de Valores S.A., as the financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the voting form directly to the Company Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below to email drinvest@itau-unibanco.com.br by January 24, 2021: (i) the voting form duly filled, initialized and signed (signature notarized by a public notary?s office, consularization and a sworn translation of documents in foreign languages not required); and Ita? Unibanco Holding S.A. General Stockholders? Meeting Manual 4

(ii) ID document ? for Legal Entities: a notarized copy of the articles of association/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a notarized copy of the ID document bearing the stockholder?s picture. Documents issued abroad are required to be consularized or apostilled and be accompanied by the respective sworn translation. Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the stockholder at the electronic address stated in the voting form. Stockholders forwarding the form to service providers Alternatively, Stockholders may choose to exercise their remote voting right through service providers, transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by the latter. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by the latter, as well as the documents requested accordingly. Ita? Corretora de Valores S.A., the bookkeeper of the Company?s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate is described on website: https://www.itau.com.br/investmentservices/assembleia-digital/ ITA? CORRETORA DE VALORES S.A. +55 11 3003-9285 (capital city and metropolitan regions) 0800 7209285 (other locations) Client Service opens on business days from 9:00 a.m. to 6:00 p.m. Email: atendimentoescrituracao@itau-unibanco.com.br Stockholders should transmit the form completion instructions to the service providers by January 24, 2021, unless otherwise indicated by the latter. Conflicts of interest While the General Stockholders? Meeting is being held, as it is done at meetings of the Company?s management and inspection bodies, attending Stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution in which their independence may be compromised accordingly. Any attending Stockholder aware of any conflicting situation regarding another Stockholder and the subject matter to be resolved upon must also make this known. When a conflict of interest is brought into light, the conflicted Stockholder should abstain from taking part in the resolution of the related matter. If the conflicted Stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders? Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the Meeting. Communication channel with the Board of Directors Finally, we point out that Stockholders may send suggestions, criticisms or questions directly to the Board of Directors by using the link ?Contact IR? on our Investor Relations website (www. itau.com.br/investor-relations). In the field ?Subject?, the stockholder should select the option ?Recommendations to the Board of Directors to Stockholders? Meeting.? 3. Call notice Extraordinary General Stockholders? Meeting The Stockholders of ITA? UNIBANCO HOLDING S.A. (?Company?) are hereby invited by the Board of Directors to attend the Company?s Extraordinary General Stockholders? Meeting to be exclusively held online on January 31, 2021, 11: 00 a.m., with the purpose to: 1. Resolve on the ?Protocol and Justification? in which the terms and conditions of the partial spin-off of Ita? Unibanco S.A. are set out, with the merger, into the Company, of the spun-off portion related to the interest of Ita? Unibanco S.A. representing, as of September 30, 2020, 41.05% of XP Inc.?s capital stock (?Transaction 1?); 2. Approve the appointment and engagement of Pricewaterhouse Coopers Auditores Independentes - PwC as the expert firm responsible for preparing the appraisal report of the assets of Ita? Unibanco S.A. to be merged into the Company (?Appraisal Report 1?); 3. Resolve on the Appraisal Report 1, based on the balance sheet of Ita? Unibanco S.A. as of September 30, 2020; 4. Resolve on Transaction 1, with no increase in the Company?s capital stock; 5. If aforementioned items 1 to 4 are approved, then resolve on the ?Protocol and Justification? in which the terms and conditions of the partial spin-off of the Company are set out, with reduction of its capital stock and transfer of the spun-off portion related to, in almost its totality, the equity interest of the Company representing, as of September 30, 2020, 41.05% of XP Inc.?s capital stock to a new company (?Newco?) to be incorporated for such purpose on the date this Extraordinary General Stockholders? Meeting is held (?Transaction 2?); Ita? Unibanco Holding S.A. General Stockholders? Meeting Manual

6. Approve the appointment and engagement of Pricewaterhouse Coopers Auditores Independentes - PwC as the expert firm responsible for preparing the appraisal report of the assets of Ita? Unibanco S.A. to be spun off and transferred to Newco (?Appraisal Report 2?); 7. Resolve on the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020; 8. Resolve on Transaction 2 and the resulting set-up of Newco, to be incorporated for such purpose on the date this Extraordinary General Stockholders? Meeting is held, with the issue of 4,958,290,359 common and 4,845,844,989 preferred shares of Newco to be assigned to the Company?s stockholders proportionally to their interest in capital of the latter, and approve the draft of Newco?s Bylaws, which is attached to the ?Protocol and Justification? of Transaction 2; 9. If aforementioned item 8 is approved, then resolve on (i) the number of positions to be filled at the Board of Directors of Newco, (ii) the election of respective members, and (iii) the overall annual compensation for Newco?s management members; 10. Authorize the Company?s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions; 11. Amend items 7.1. and 7.1.4 of the Company?s Bylaws to change the frequency of election and period of the term of office for the members of the Audit Committee from annual to every five years; and 12. Consolidate the Bylaws by including (i) the amendment mentioned in foregoing item ?11?; and (ii) the capital reduction as a result of Transaction 2, in accordance with item 5 hereof. The full description of the matters proposed as well as their justification are found in the General Stockholders Meetings? Manual. The documentwww.b3.com.brwed at the stockholders? meeting are available to stockholders on the Company?s investor relations website (www.itau.com.br/relacoes-com-investidores), as well as on the web-sites of the CVM (www.cvm.gov.br) and B3 ? Brasil, Bolsa, Balc?o (www.b3.com.br). Stockholders may also request a copy of these documents via email relacoes.investidores@itau-unibanco.com.br. This Meeting will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by January 28, 2021, 12 noon, via email drinvest@ itau-unibanco.com.br: a) Legal Entities: a notarized copy of the articles of association/ bylaws, and proof of election of management members, duly registered with the proper trade board. b) Individuals: A digital copy of the ID document bearing the Stockholder?s picture. Stockholders may be represented at the General Meeting by a proxy, pursuant to Article 126 of Law No. 6,404/76, provided that this proxy forwards their identity document and the documents listed below evidencing the validity of their proxy: a) Legal Entities: a notarized copy of the articles of association/ bylaws of the legal entity represented, proof of election of the members of the Board of Directors and the corresponding proxy with signature notarized by a notary?s office. b) Individuals: a proxy with signature notarized by a public notary?s office. We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a stockholder, a Company?s management member or a lawyer, and that the documents issued abroad are to be consularized or apostilled and be accompanied by the respective sworn translation. The Company recommends that stockholders represented by proxies also forward, by January 28, 2021, 12 noon, a copy of the documents listed above via email drinvest@itau-unibanco.com.br. Stockholders may also participate in the Meeting through the remote voting form, in conformity with CVM Instruction No. 481/09, to be sent (i) directly to the Company, or (ii) to their respective custody agents, in the case shares are deposited at a central depository, or (iii) to Ita? Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in the case shares are not deposited at a central depository, according to the procedures described in the General Stockholders? Meeting?s Manual. S?o Paulo (SP), December 31, 2020. RENATO LULIA JACOB Head of Investor Relations and Market Intelligence Ita? Unibanco Holding S.A. General Stockholders? Meeting Manual 6

4. Resolutions - Extraordinary General Stockholders' Meeting

Segregation of the business line related to Itaú Unibanco conglomerate's investment in XP Inc.

As widely disclosed to the market, it is Management's intention for the Company to merger the spun-off portion of Itaú Unibanco S.A. representing 41.05% of XP Inc.'s capital and subsequently for the Company to be partially spun off, with the transfer of this spun-off portion, related to the Company's interest in XP Inc., going into a new company "Newco", the company name called company will be communicated in January 2021. We take the opportunity to clarify that the interest of Itaú Unibanco S.A. in XP Inc.'s capital stock was originally held by ITB Holding Brasil Participações Ltda. and was transferred to Itaú Unibanco S.A. as of this date, by means of the spin-off of ITB Hold-ing Brasil Participações Ltda. and merger of the spun-off portion into Itaú Unibanco S.A.

Newco will be incorporated on the date this Extraordinary General Stockholders' Meeting is held, with the issue of 4,958,290,359 common and 4,845,844,989 preferred shares to be assigned to the Company's stockholders in the same proportion as their interest in capital stock. At this occasion the ESM will also resolve on the number of positions to be filled at Newco's Board of Directors, the election of its respective members, and the overall annual compensation for management members.

We propose to define at three (3) the number of positions to be filled at Newco's Board of Directors, with those nominated for the next annual term of office to remain in such positions until the members elected at the 2021 Annual General Stockholders' Meeting take office.

Name		ROBERTO EGYDIO SETUBAL	GERALDO JOSÉ CARBONE	MARIA HELENA DOS SANTOS FERNANDES DE SANTANA
Date of birth		10.13.1954	08.02.1956	06.23.1959
Occupation		Engineer	Economist	Economist
Description of any of the following events that may have taken place over the past five years: I. any criminal conviction; II. any conviction in an administrative proceeding of CVM and the punishments applied; and iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		N.A.	N.A.	N.A.
Board of Directors	Elective position held	Chairman	Member	Member
	Election date	01.31.2021	01.31.2021	01.31.2021
	Date of investiture	01.31.2021	01.31.2021	01.31.2021
	Mandate duration	Annual	Annual	Annual

Résumés:

Roberto Egydio Setubal has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and was also Vice chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President ("Diretor Geral") (1990 to 1994).

He has served as Vice President at Itaúsa S.A. since 1994, and was Chairman of the Accounting Policies Committee (2008 to 2011).

Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of FEBRABAN (2008 to 2017).

In 2000, Mr. Setubal became a Member of the Trilateral Commission of NYSE's International Board and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.

He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), Brazil, and a Master's degree in Science Engineering from Stanford University, California, United States.

Itaú Itaú Unibanco Holding S.A. | General Stockholders' Meeting Manual 7

Geraldo José Carbone has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011), and was a member of the Board of Directors (2006 to 2008) and (2017 to 2018).

He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011.

Mr. Carbone was CEO (1997 a 2006), Vice-Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston, as well as Chief Economist at Bunge y Born (1982 to 1987).

He holds a Bachelor's degree in Economics from the Universidade de São Paulo, São Paulo, Brazil.

Maria Helena dos Santos Fernandes de Santana has been the Chairwoman of XP Inc.'s Audit Committee since 2019, and she also served as chairwoman of XP Investimentos S.A.'s Audit Committee from 2018 to 2019, and as an independent member of the Audit Committee of Itaú Unibanco Holding S.A. (2014 to 2020).

She has served as a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) since 2016, a Member of the Board of Directors and Coordinator of the Personnel, Nomination and Corporate Governance Committee of Oi S.A. since April 2018, and a Member of the Board of Directors.

Ms. de Santana was a Member of the Board of Trustees of IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. (2013 to 2017), Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. (2013 to 2017), Member of the Board of Directors of CPFL Energia S.A. (2013 to 2015); and Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Comissão de Valores Mobiliários (CVM).

She worked for the BM&FBOVESPA S.A.– Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A.– Brasil, Bolsa, Balcão) (1994 to 2006) in the Special Projects department and then as Executive Superintendent of Relationships with Companies (2000 to 2006). In this position, she was responsible for supervising listed companies and attracting new companies to the stock exchange. She was engaged in the set-up of the New Market and responsible for its implementation. She was engaged in the set-up of the New Market and responsible for its implementation.

Ms. de Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), Chairman of the Executive Committee of the International Organization of Securities Commissions (IOSCO) (2010 to 2012), and she has been a Member of the Latin American Roundtable on Corporate Governance (OECD/WB Group) since 2000.

She holds a Bachelor's degree in Economics from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (USP).

With respect to fiscal year 2021, irrespective of the year in which amounts are effectively attributed, paid or recorded in the Company's financial statements, the proposal is for the Extraordinary General Stockholders' Meeting to approve the overall amount of R$633,00.00 for compensation of Newco's management members (members of the Board of Officers and Board of Directors).

After the matters are approved at the Meeting, the Company's management members, as set forth in its Bylaws, will carry out all the actions and sign all the documents required for implementing and formalizing these resolutions.

This Manual includes all documents required for stockholders to resolve on the Management's Proposal. The terms and conditions for the merger and the spin-off are included in the "Protocol and Justification." The Appraisal Reports, based on the balance sheets as of September 30, 2020 of Itaú Unibanco S.A. and the Company, have were prepared by expert firm PricewaterhouseCoopers Auditores Independentes – PwC. All these documents are included in Attachment I hereto, which corresponds to the content of Attachment 20-A to CVM Instruction No. 481/09.

Attachment II includes information on Appraisers, as required by Attachment 21 to CVM Instruction No. 481/09.

Amendment to the Company's Bylaws

Resolution No. 3,198/04 of the National Monetary Council (CMN), applicable to the Company, sets forth that the term of office for Audit Committee members must not exceed five (5) years. In line with this provision, the proposal is for the amendment of items 7.1. and 7.1.4 of the Bylaws so that the frequency of election and period of term of office for the members of the Company's Audit Committee are changed from annual to every five years.

Consolidation of the Bylaws

A copy of the consolidated Bylaws bringing into focus: (i) the amendment mentioned in the foregoing item and (ii) the change in the Company's capital stock to reflect its partial spin-off, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, in accordance with Article 11 of CVM Instruction No. 481/09, can be found in Attachment III hereto.

Itaú

Itaú Unibanco Holding S.A. | General Stockholders' Meeting Manual

8

ATTACHMENTS

ATTACHMENT I

ATTACHMENT 20-A TO CVM INSTRUCTION No. 481/09

1. Protocol and justification for the transaction, in accordance with Articles224 and 225 of Law No. 6,404 of 1976 (Brazilian Corporate Law)

PROTOCOL AND JUSTIFICATION FOR THE PARTIAL SPIN-OFF OF ITAÚ UNIBANCO S.A WITH THE MERGER OF THE SPUN-OFF PORTION OF STOCKHOLDERS' EQUITY INTO ITAÚ UNIBANCO HOLDING S.A.

By this Protocol and Justification for the Spin-off ("Protocol and Justification"), entered into in accordance with the provisions in Articles 224, 225 and 229 of Law No 6,404/76 ("Brazilian Corporate Law") and other applicable legal provisions, and in the due form of the law, the parties qualified below:

1. **ITAÚ UNIBANCO S.A.("ITAÚ UNIBANCO")**, headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer's Registry of the Ministry of Finance (CNPJ/MF) under No. 60.701.190/0001-04 and NIRE No. 35300023978, herein represented by its undersigned Officers; and

2. **ITAÚ UNIBANCO HOLDING S.A.("ITAÚ UNIBANCO HOLDING")**, headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer's Registry of the Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23 and NIRE No. 35300010230, herein represented by its undersigned Officers;

ITAÚ UNIBANCO and **ITAÚ UNIBANCO HOLDING** are jointly referred to as "Companies"

WHEREAS,

1. The Protocol and Justification for the Partial Spin-off of ITB Holding Brasil Participações Ltda. (CNPJ No. 04.274.016/0001-43) ("**ITB HOLDING**"), with transfer and merger of the spun-off portion into **ITAÚ UNIBANCO**, was entered into as of this date.

2. Due to the spin-off and merger mentioned in item 1 above, **ITAÚ UNIBANCO HOLDING** will become the holder oftwo hundred twenty-six million, five hundred twenty-three thousand, three hundred four(226,523,304) shares, representing, as of September 30, 2020, 41.05% of XP Inc.'s capital stock ("**XP**"), a company headquartered in the Cayman Islands and listed on Nasdaq. **XP**, in turn, holds equity interest in XP Investimentos S.A., the holding company of the "XP Group" that has interest in many companies operating in local and international financial markets.

3. Itaú Unibanco conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and business, aimed at providing higher efficiency and return on invested amounts. Accordingly, on November 26, 2020, **ITAÚ UNIBANCO HOLDING**'s Board of Directors approved the proposal for a corporate restructuring aimed at segregating Itaú Unibanco conglomerate's business line related to the equity interest in **XP** into a new company. This segregation will enable Itaú Unibanco conglomerate and the new company to operate independently, with well-defined business goals, and also **ITAÚ UNIBANCO HOLDING**'s stockholders to hold shares issued by both companies, thus being assured a more direct interest in the investment in XP, in a scenario of increased liquidity and with the potential to increase the market value of their investments.

4. Against this backdrop and to make the segregation of Itaú Unibanco's business line related to **XP** feasible, some corporate restructures have been designed, comprising the following spin-offs: (i) the spin-off of **ITB HOLDING**, with transfer and merger of the spun-off portion into **ITAÚ UNIBANCO**, to be resolved on December 31, 2020, and it is certain that the spun-off portion will correspond exclusively to the total investment held by **ITB HOLDING** in **XP**, which will be held by **ITAÚ UNIBANCO**, except for one thousand (1,000) shares issued by **XP**, which will continue to be held by **ITB HOLDING** and the shares representing five percent (5%) of **XP**'s capital made available by ITB HOLDING for sale("ITB Holding Spin-off"); (ii)

10

immediately thereafter, under the terms of this Protocol and Justification, the partial spin-off of **ITAÚ UNIBANCO**, with transfer and merger of the spun-off portion into **ITAÚ UNIBANCO HOLDING**, and it is certain that the spun-off portion corresponds exclusively to the shares issued by **XP** transferred to **ITAÚ UNIBANCO** due to the ITB Holding Spin-off, which will now be held by **ITAÚUNIBANCO HOLDING** ("Itaú Unibanco Spin-off"); (iii) on January 31, 2021, the partial spin-off of **ITAÚ UNIBANCO HOLDING,** with transfer of the spun-off portion to contribute to **NEWCO**'s capital stock, a company to be especially incorporated for this purpose, and it is certain that the spun-off portion will correspond to (a) shares issued by **XP** transferred to **ITAÚ UNIBANCO HOLDING** due to the Itaú Unibanco Spin-off; and (b) an amount in cash that will be transferred to **NEWCO**'s cash to support its initial operations("Itaú Unibanco Spin-off" and, together with ITB Holding Spin-off and Itaú Unibanco Spin-off(the "Transaction"), thus completing the restructuring and eventually segregating the investment in **XP**.

THE PARTIES HERETO AGREE TO execute this Protocol and Justification, which shall be ruled by the following terms and conditions:

1. <u>REASONING AND PURPOSE OF THE TRANSACTION, COMPANIES' INTEREST IN THE TRANSACTION AND ELEMENTS OF THE SPUN-OFF PORTION</u>

1.1. After preliminary studies about the convenience of the Transaction and based on the arguments included in the recitals above, the management members of the Companies have concluded that this restructuring will fully meet the Itaú Unibanco conglomerate's interests.

1.2. The purpose of Itaú Unibanco Spin-off, together with ITB Holding Spin-off and Itaú Unibanco Holding Spin-off, is segregating Itaú Unibanco conglomerate's business line related to the investment in **XP** into NEWCO, so that **ITAÚ UNIBANCO HOLDING's** stockholders become **NEWCO's** stockholders and hold the same number and proportion of the shares they hold in **ITAÚ UNIBANCO HOLDING** itself.

1.3. Once the Transaction is approved, with the resulting set-up of **NEWCO**, **ITAÚ UNIBANCO HOLDING**'s stockholders will receive equity interest in **NEWCO**, in the same number and proportion of the shares they hold in **ITAÚ UNIBANCO HOLDING** itself. Accordingly, **ITAÚ UNIBANCO HOLDING**'s stockholders will continue to hold the same equity interest they currently do in this Company and will also become stockholders of **NEWCO**, whose sole asset will be the investment in **XP**. This will enable **ITAÚ UNIBANCO HOLDING** and **NEWCO** to operate independently, with well-defined business goals, and also **ITAÚ UNIBANCO HOLDING**'s stockholders to hold shares issued by both companies, thus being assured a more direct interest in the investment in **XP**, in a scenario of increased liquidity and with potential to increase the market value of their investments. Therefore, the main benefit of the Transaction is value creation to **ITAÚ UNIBANCO HOLDING**'s stockholders.

1.4. Itaú Unibanco Spin-off will result in the transfer of part of **ITAÚ UNIBANCO**'s stockholders' equity to **ITAÚ UNIBANCO HOLDING**, with the spun-off portion to be merged into **ITAÚ UNIBANCO HOLDING** composed of two hundred twenty six million, five hundred twenty three thousand, three hundred four (226,523,304) shares issued by **XP**, valued at eight billion, five hundred eighty-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reads and eighty-five cents (R$ 8.585.423.862,85), corresponding to the total shares issued by **XP** that have been transferred to **ITAÚ UNIBANCO** due to the ITB Holding Spin-off ("Spun-off Portion").

1.5. The remaining portion of **ITAÚ UNIBANCO**'s stockholders' equity will correspond to ninety-four billion, eight hundred twenty-five million, nine hundred fifty-six thousand, two hundred forty-four Brazilian reais and fifty-two cents (R$ 94.825,956,244.52).

1.6. All assets and liabilities that compose **ITAÚ UNIBANCO**'s stockholders' equity but do not compose the Spun-off Portion shall remain as **ITAÚ UNIBANCO's** assets and liabilities.

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2. CRITERIA FOR THE APPRAISAL OF THE SPUN-OFF PORTION, BASE DATE AND TREATMENT GIVEN TO SUBSEQUENT EQUITY CHANGES

2.1. The spun-off portion of **ITAÚ UNIBANCO**'s stockholders' equity, to be merged into **ITAÚ UNIBANCOHOLDING**, will be appraised at book value, based on ITAÚ UNIBANCO's balance sheet as of September 30, 2020 ("Spin-off Base Date").

2.2. The expert firm PricewaterhouseCoopers Auditores Independentes ("Appraiser"), headquartered in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1.400, Torre Torino, 9º, 10º e 13º ao 17º andares, Centro Empresarial Água Branca, enrolled with the Corporate Taxpayer's Registry of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, has been engaged to appraise **ITAÚ UNIBANCO**'s stockholders' equity and the Spun-off Portion to be transferred to **ITAÚ UNIBANCO HOLDING**, based on the balance sheet as of the Spin-off Base Date ("Appraisal Report"), which is an integral part of this Protocol and Justification, under the terms of Attachment I hereto.

2.3. Out of the stockholders' equity of one hundred three billion, four hundred eleven million, three hundred eighty thousand, one hundred seven Brazilian reais and thirty-seven cents (R$ 103,411,380,107.37), recorded in **ITAÚ UNIBANCO**'s balance sheet as of September 30, 2020 and confirmed by the Appraisal Report, eight billion, five hundred eighty-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents (R$ 8,585,423,862.85) will be transferred to **ITAÚ UNIBANCO HOLDING**, represented by the assets listed in Attachment II to this Protocol and Justification, related to the total shares issued by **XP** transferred to **ITAÚ UNIBANCO** due to the ITB Holding Spin-off.

2.4.After Itaú Unibanco Spin-off, **ITAÚ UNIBANCO** will remain existing uninterruptedly, and its stockholders' equity will be reduced driven by the transfer of the Spun-off Portion to **ITAÚ UNIBANCO HOLDING**, in accordance with the table below. Such reduction will be carried out: (i) without cancelling the shares issued by **ITAÚ UNIBANCO** held by **ITAÚ UNIBANCO HOLDING**; and (ii) by consequently reducing its capital stock by six billion, fifty-two million, seven hundred forty-nine thousand, eight hundred forty-two Brazilian reais and sixty-nine cents (R$ 6,052,749,842.69), as detailed in item 3.1, below. Consequently, **ITAÚ UNIBANCO**'s stockholders' equity will be represented as follows and will take into account the provision in item 2.4.1 below:

ACCOUNTS (as of 09/30/20)	STOCKHOLDERS' EQUITY BEFORE SPIN-OFF (R$)	SPUN-OFF PORTION (R$)	STOCKHOLDERS' EQUITY AFTER SPIN-OFF (R$)
Capital	71,925,425,749.46	(6,052,749,842.69)	65,872,675,906.77
Capital reserves	745,825,474.46		745,825,474.46
Revaluation reserves	4,950,564.75		4,950,564.75
Revenue reserves	30,936,651,341.89	(2,532,674,020.16)	28,403,977,321.73
Other comprehensive income	(201,473,023.19)		(201,473,023.19)
TOTAL	**103,411,380,107.37**	**(8,585,423,862.85)**	**94,825,956,244.52**

2.4.1. Between the Spin-Off 2 Base Date and the execution date of this Protocol and Justification 2, **ITAÚ UNIBANCO**'s capital stock increased by four billion, fourteen Brazilian reais and twenty three cents (R$ 4,000,000,014.23), with the issue of two hundred forty-six million, two hundred twenty-five thousand, fifteen

12

(264,205,025) book-entry shares, with no par value, of which one hundred twenty-five million, seventy-two thousand, four hundred seven (125,072,407) are common and one hundred twenty-one million, one hundred thirty-two thousand, six hundred eight (121,132,608) are preferred shares on December 11, 2020. Therefore, as of this Protocol and Justification date, **ITAÚ UNIBANCO**'s capital stock is seventy-five billion, nine hundred twenty-five million, four hundred twenty-five thousand, seven hundred sixty-three Brazilian reais and sixty-nine cents (R$ 75,925,425,763.69).

2.5. Taking into account that **ITAÚ UNIBANCO** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the merger of the spun-off portion will not result in an increase in capital stock or issue of new shares of **ITAÚ UNIBANCO HOLDING**, thus merely representing a replacement of assets in **ITAÚ UNIBANCO HOLDING**'s stockholders' equity.

2.6. The Extraordinary General Stockholders' Meeting of **ITAÚ UNIBANCO** will be held on January 31, 2021 ("Partial Spin-off Date"), in which, at least the following should be approved: (i) this Protocol and Justification; (ii) Itaú Unibanco Spin-off; (iii) the agreement with the appointment of the Appraiser; (iv) the Appraisal Report prepared by the Appraiser; (v) the consequent amendments to **ITAÚ UNIBANCO**'s bylaws; and (vi) the authorization to the Company's management members to carry out all the actions required for implementing the Itaú Unibanco Spin-off. After the resolutions taken at the Extraordinary General Stockholders' Meeting of **ITAÚ UNIBANCO**, the completion of Itaú Unibanco Spin-off will be contingent upon the approval from **ITAÚ UNIBANCO HOLDING**'s stockholders.

2.7. The proposed date for Itaú Unibanco total spin-off is January 31, 2021 ("Total Spin-off Date"), when the Extraordinary General Stockholders' Meeting of **ITAÚ UNIBANCO HOLDING** will be held, in which at least the following should be approved: (i) this Protocol and Justification; (ii) the merger of the Spun-off Portion of **ITAÚ UNIBANCO**; (iii) the agreement with the appointment of the Appraiser; (iv) the Appraisal Report prepared by the Appraiser; (v) the authorization to the Company's management members to carry out all the actions required for implementing the Itaú Unibanco Spin-off. After the resolutions taken at the Extraordinary General Stockholders' Meeting of **ITAÚ UNIBANCO HOLDING**, Itaú Unibanco Spin-off will be fully in force, valid and effective when all rights and obligations related to the **ITAÚ UNIBANCO** Spun-off Portion to be merged into **ITAÚ UNIBANCO HOLDING** will be deemed as being owned by the latter.

2.8. The equity changes in the elements of the Spun-off Portion carried out between the Spin-off Base Date and the Total Spin-off Date will be recognized by **ITAÚ UNIBANCO** and transferred to **ITAÚ UNIBANCO HOLDING**.

3. CORPORATE REPLACEMENT AND CAPITAL STOCK

3.1. After Itaú Unibanco Spin-off, **ITAÚ UNIBANCO** will continue to exist. However, in accordance with item 2.4 above, due to the transfer of a portion of its stockholders' equity to **ITAÚ UNIBANCO HOLDING**, its capital stock will be reduced by six billion, fifty-two million, seven hundred forty-nine thousand, eight hundred forty-two Brazilian reais and sixty-nine cents (R$ 6,052,749,842.69), and will total sixty-nine billion, eight hundred seventy-two million, six hundred seventy-five thousand, nine hundred twenty-one Brazilian reais (R$ 69,872,675,921.00) from seventy-five billion, nine hundred twenty-five million. four hundred twenty-five thousand, seven hundred sixty-three Brazilian reais and sixty-nine cents (R$ 75,925,425,763.69, without cancelling **ITAÚ UNIBANCO** shares held by **ITAÚ UNIBANCO HOLDING**, as detailed in item 4.1 below.

3.2. In accordance with item 2.5 and taking into account that **ITAÚ UNIBANCO** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the merger of the spun-off portion will not result in an increase in capital stock or issue of new shares of **ITAÚ UNIBANCO HOLDING**. Therefore, after the completion of Itaú Unibanco Spin-off, **ITAÚ UNIBANCO HOLDING**'s capital stock will remain ninety-seven billion, one hundred forty-eight million Brazilian reais (R$ 97,148,000,000.00), broken down into four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) common and four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eight-nine (4,845,844,989) preferred shares.

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3.3. Taking into account that the Itaú Unibanco Spin-off will not give rise to a capital increase and/or the issue of new shares by **ITAÚ UNIBANCO HOLDING**, there is no need to set out criteria for a ratio of exchange regarding the portion transferred thereto.

4. AMENDMENTS TO BYLAWS

4.1. If this Protocol and Justification are approved, **ITAÚ UNIBANCO**'s capital stock will be sixty-nine billion, eight hundred seventy-two million, six hundred seventy-five thousand, nine hundred twenty-one Brazilian reais (R$ 69,872,675,921.00) from seventy-five billion, nine hundred twenty-five million. four hundred twenty-five thousand, seven hundred sixty-three Brazilian reais and sixty-nine cents (R$ 75,925,425,763.69), without the cancellation of **ITAÚ UNIBANCO** shares held by **ITAÚ UNIBANCO HOLDING**, with the consequent change in the wording of Article 3, head provision, of **ITAÚ UNIBANCO**'s Bylaws, which will come into effect and read as follows:

"Article3 - Subscribed and paid-in capital in local currency is sixty-nine billion, eight hundred seventy-two million, six hundred seventy-five thousand, nine hundred twenty-one Brazilian reais (R$ 69,872,675,921.00), represented by six billion, six hundred seventy-four million, sixteen thousand, two hundred twenty eight (6,674,016,228) book-entry shares, with no par value, of which three billion, three hundred ninety million, four hundred seven thousand, two hundred sixty-five (3,390,407,265) are common and three billion, two hundred eighty three million, six hundred eight thousand, nine hundred sixty-three (3,283,608,963) are preferred shares, the latter with no voting rights but with the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II - in the event of a sale of the company's controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares, never lower than those distributed to common shares".

4.2. Since no capital increase of **ITAÚ UNIBANCO HOLDING** will take place, no amendment to its Bylaws is required as a result of the Itaú Unibanco Spin-off.

5. MISCELLANEOUS

5.1 Given the absence of minority stockholders in the Companies and the lack of a ratio of exchange or capital increase in **ITAÚ UNIBANCO HOLDING**, as well as that Itaú Unibanco Spin-off will not result in any of the cases described in Article 137, item III, of Brazilian Corporate Law, there will be no right of dissent driven by Itaú Unibanco Spin-off, and Article 264 of Brazilian Corporate Law is not applicable.

5.2 Once Itaú Unibanco Spin-off is approved, **ITAÚ UNIBANCO HOLDING** will succeed **ITAÚ UNIBANCO** only regarding the obligations related to the Spun-Off Portion, with no joint and several liability, in accordance with the sole paragraph of Article 233 of Brazilian Corporate Law.

5.3 Taking into account that both Companies are financial institutions authorized to operate by the Central Bank of Brazil, the partial Itaú Unibanco Spin-off will be submitted to approval from the latter, in accordance with applicable regulation.

5.4 The Companies agree that, after the terms of Itaú Unibanco Spin-off are approved by the proper bodies of the Companies, under the terms of this Protocol and Justification, and after review and approval from the Central Bank of Brazil, the former will file and publish the partial spin-off related acts, in accordance with applicable legislation.

5.5. This Protocol and Justification will be entered into on an irrevocable and irreversible basis, binding the signatories hereto and their successors and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of São Paulo to settle any controversies arising from this Protocol and Justification.

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IN WITNESS WHEREOF, the parties hereby have executed this Protocol and Justification in four (4) copies of equal content, in the presence of the two (2) witnesses identified below. S?o Paulo, December 30, 2020. ITA? UNIBANCO S.A. -- -- CEO Officer ITA? UNIBANCO HOLDING S.A. -- -- CEO Officer

ATTACHMENT I

APPRAISAL REPORT

The appraisal report is included in item 7 of this Attachment.

ATTACHMENT II

ASSETS AND LIABILITIES TRANSFERRED

ITAÚ UNIBANCO S.A.
Balance Sheet
(In million of Reais)

Assets	Opening balance at 09.30.2020	Partial spin-off	Balance after spin-off
Current and long-term assets	**1,416,304,481**	**-**	**1,416,304,481**
Permanent assets	**118,444,163**	**(8,585,424)**	**109,858,739**
Investments	**107,921,576**	**(8,585,424)**	**99,336,152**
Investments in associates and subsidiaries	107,770,123	(8,585,424)	99,184,699
In Brazil	92,708,651	(8,585,424)	84,123,227
Abroad	15,061,472		15,061,472
Other investments	226,941		226,941
(Allowance for losses)	(75,488)		(75,488)
Fixed assets	**4,556,884**		**4,556,884**
Intangible assets	**5,965,703**		**5,965,703**
Total assets	**1,534,748,644**	**(8,585,424)**	**1,526,163,220**

Total liabilities and stockholders' equity	Opening balance at 09.30.2020	Partial spin-off	Balance after spin-off
Current and long-term liabilities	**1,430,940,447**		**1,430,940,447**
Deferred income	**396,817**		**396,817**
Stockholders' equity	**103,411,380**	**(8,585,424)**	**94,825,956**
Capital	71,925,426	(6,052,750)	65,872,676
Capital reserves	745,825		745,825
Revaluation reserves	4,951		4,951
Revenue reserves	30,936,651	(2,532,674)	28,403,977
Other comprehensive income	(201,473)		(201,473)
Total liabilities and stockholders' equity	**1,534,748,644**	**(8,585,424)**	**1,526,163,220**

PROTOCOL AND JUSTIFICATION FOR THE PARTIAL SPIN-OFF OF ITAÚ UNIBANCO HOLDING S.A. WITH THE MERGER OF THE SPUN-OFF PORTION OF STOCKHOLDERS' EQUITY INTO A NEW COMPANY TO BE INCORPORATED

By this Protocol and Justification for Spin-off ("Protocol and Justification"), prepared in accordance with the provisions in Articles 224, 225 and 229 of Law No 6,404/76 ("Brazilian Corporate Law") and other applicable legal provisions, and in the due form of the law, **ITAÚ UNIBANCO HOLDINGS.A.** ("**ITAÚ UNIBANCO HOLDING**" or "Company"), headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer's Registry of the Ministry of Finance (CNPJ/MF) under No. 60.872 504/0001-23 and NIRE No. 35300010230, herein represented by its undersigned Officers;

WHEREAS,

1. (i) the Protocol and Justification for the Partial Spin-off of ITB Holding Brasil Participações Ltda. (CNPJ No. 04.274.016/0001-43) ("**ITB HOLDING**"), with transfer and merger of the portion spun off into Itaú Unibanco S.A. (CNPJ No. 60.701.190/0001-04) ("**ITAÚ UNIBANCO**"); and (ii) the Protocol and Justification for the Partial Spin-off of Itaú Unibanco S.A., with transfer and merger of the spun-off portion into **ITAÚ UNIBANCO HOLDING**, were entered into on December 30, 2020.

2. The spin-offs and mergers mentioned in item 1 above will cause**ITAÚ UNIBANCO HOLDING** to become the holder of two hundred twenty-six million, five hundred twenty-three thousand, three hundred four (226,523,304) shares representing, as of September 30, 2020, 41.05% of XP Inc.'s capital stock ("**XP**"), a company headquartered in the Cayman Islands and listed on Nasdaq.**XP**, in turn, holds equity interest in XP

16

Investimentos S.A., the holding company of the "XP Group" that has interest in many companies operating in local and international financial markets.

3. Itaú Unibanco conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and business, aimed at providing higher efficiency and return on invested amounts. Accordingly, on November 26, 2020, **ITAÚ UNIBANCO HOLDING**'s Board of Directors approved the proposal for a corporate restructuring aimed at segregating, into a new company, Itaú Unibanco conglomerate's business line related to the equity interest in **XP**. This segregation will enable Itaú Unibanco and the new company to operate independently, with well-defined business goals, and also **ITAÚ UNIBANCO HOLDING**'s stockholders to hold shares issued by both companies, thus being assured a more direct interest in the investment in **XP,** in a scenario of increased liquidity and with the potential to increase the market value of their investments.

4. Against this backdrop and to make such segregation feasible, some corporate restructures have been designed, comprising the following spin-offs: (i) the partial spin-off of **ITB HOLDING**, with transfer and merger of the spun-off portion into **ITAÚ UNIBANCO**, in accordance with the Protocol and Justification entered into on December 30, 2020, and it is certain that the spun-off portion corresponds exclusively to the total investment held by **ITB HOLDING** in **XP**, which is now held by **ITAÚ UNIBANCO**, except for one thousand (1,000) shares issued by XP and the shares representing five percent (5%) of **XP**'s capital made available by **ITB HOLDING** for sale ("ITB Holding Spin-off"); (ii) subsequently, the partial spin-off of **ITAÚ UNIBANCO**, with transfer and merger of the spun-off portion into **ITAÚ UNIBANCO HOLDING**, in accordance with the Protocol and Justification entered into on December 30, 2020, and it is certain that the spun-off portion corresponds exclusively to the shares issued by **XP** transferred to **ITAÚ UNIBANCO** due to the ITB Holding Spin-off, which will be held by **ITAÚ UNIBANCO HOLDING** ("Itaú Unibanco Spin-off"); (iii) on January 31, 2021, the partial spin-off of **ITAÚ UNIBANCO HOLDING** will be resolved upon, in conformity with this Protocol and Justification, with the transfer of the spun-off portion to contribute to the capital stock of a new company to be especially incorporated for this purpose ("**NEWCO**"), which will be directly held by the current stockholders of **ITAÚ UNIBANCO HOLDING**, and it is certain that the spun-off portion will correspond to *(a)* shares issued by XP transferred to **ITAÚ UNIBANCO HOLDING** due to the Itaú Unibanco Spin-off; and *(b)* an amount in cash that will be transferred to **NEWCO**'s cash to support its initial operations ("Itaú Unibanco Holding Spin-off") and, together with ITB Holding Spin-off and Itaú Unibanco Spin-off, the "Transaction"), thus completing the restructuring and eventually segregating the investment in **XP**.

THE PARTIES HERETO AGREE TO execute this Protocol and Justification, which shall be ruled by the following terms and conditions:

1 REASONING AND PURPOSE OF THE TRANSACTION, COMPANIES' INTEREST IN THE TRANSACTION AND ELEMENTS OF THE SPUN-OFF PORTION

1.1. After preliminary studies about the convenience of the spin-off, and based on the arguments included in the recitals above, the management members of the Company have concluded that this restructuring will fully meet Itaú Unibanco conglomerate's interests.

1.2. The purpose of the Itaú Unibanco Holding Spin-off, together with ITB Holding Spin-off and Itaú Unibanco Spin-off, is segregating Itaú Unibanco conglomerate's business line related to the investment in **XP**into**NEWCO**, so that **ITAÚ UNIBANCO HOLDING**'s stockholders become **NEWCO**'s stockholders and hold the same number and proportion of the shares they hold in **ITAÚ UNIBANCO HOLDING** itself.

1.3. Once the Transaction is approved, with the resulting set-up of **NEWCO**, **ITAÚ UNIBANCO HOLDING**'s stockholders will receive equity interest in **NEWCO**, in the same number and proportion of the shares they hold in **ITAÚ UNIBANCO HOLDING** itself. Accordingly, **ITAÚ UNIBANCO HOLDING**'s stockholders will continue to hold the same equity interest they currently do in this Company and will also become stockholders of **NEWCO**, whose sole asset will be the investment in **XP**.This will enable **ITAÚ UNIBANCO HOLDING** and **NEWCO** to operate independently, with well-defined business goals, and also **ITAÚ UNIBANCO HOLDING**'s stockholders to hold shares issued by both companies, thus being assured a more direct interest in the investment in **XP**, in a scenario of increased liquidity and with potential to increase the market value of their investments. Therefore, the main benefit of the Transaction is value creation to **ITAÚ UNIBANCO HOLDING**'s stockholders.

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1.4. Itaú Unibanco Holding Spin-off will result in the transfer of part of **ITAÚ UNIBANCO HOLDING**'s stockholders' equity, and the spun-off portion to be transferred to contribute to **NEWCO's** capital stock is composed of (i) two hundred twenty-six million, five hundred twenty-three thousand, three hundred four (226,523,304)shares issued by **XP**, valued at eight billion, five hundred eighty-five million, four hundred twenty-three thousand, eighty hundred sixty-two Brazilian reais and eighty-five cents (R$ 8,585,423,862.85), corresponding to the total shares issued by **XP** that will have been transferred to **ITAÚ UNIBANCO HOLDING** due to Itaú Unibanco Spin-off; (ii) an amount of ten million Brazilian reais (R$ 10,000,000.00) in cash, that will be transferred to **NEWCO**'s cash to support its initial operations ("Spun-off Portion").

1.5. The remaining portion of **ITAÚ UNIBANCO HOLDING**'s stockholders' equity will correspond to one hundred twenty-two billion, seventy-one million, one hundred twenty thousand, five hundred five Brazilian reais and thirty-one cents (R$ 122,071,120,505.31).

1.6. All assets and liabilities that compose **ITAÚ UNIBANCO HOLDING**'s stockholders' equity but do not compose the Spun-off Portion shall remain as **ITAÚ UNIBANCO HOLDING**'s assets and liabilities.

2 CRITERIA FOR THE APPRAISAL OF THE SPUN-OFF PORTION, BASE DATE AND TREATMENT GIVEN TO SUBSEQUENT EQUITY CHANGES

2.1. The Spun-off Portion of **ITAÚ UNIBANCO HOLDING**'s stockholders' equity, to be merged into **NEWCO**, will be appraised at book value, based on **ITAÚ UNIBANCO**'s balance sheet as of September 30, 2020 ("Spin-off Base Date").

2.2. The expert firm PricewaterhouseCoopers Auditores Independentes ("Appraiser"), headquartered in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, Torre Torino, 9º, 10º e 13º ao 17º andares, Centro Empresarial Água Branca, enrolled with the Corporate Taxpayer's Registry of the Ministry of Finance (CNPJ/MF) under the No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under the No. 2SP000160/O-5, has been engaged to appraise **ITAÚ UNIBANCO HOLDING**'s stockholders' equity and the spun-off portion of**ITAÚ UNIBANCO HOLDING**'s stockholders' equity to be transferred to **NEWCO**, based on the balance sheet as of the Spin-off Base Date ("Appraisal Report"), which is an integral part of this Protocol and Justification, under the terms of Attachment I hereto.

2.3. Out of the stockholders' equity of one hundred thirty billion, six hundred sixty-six million, five hundred forty-four thousand, three hundred sixty-eight Brazilian reais and sixteen cents (R$ 130,666,544,368.16), recorded in **ITAÚUNIBANCO HOLDING**'s balance sheet as of September 30, 2020 and confirmed by this Appraisal Report, the amount of eight billion, five hundred ninety-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents (R$ 8,595,423,862.85) will be transferred to **NEWCO**, represented by the assets listed in Attachment III to this Protocol and Justification, related to (i) total shares issued by **XP** transferred to **ITAÚ UNIBANCO HOLDING** due to Itaú Unibanco Spin-off; and (ii) an amount of ten million Brazilian reais (R$ 10,000,000.00) in cash to be transferred to **NEWCO**'s cash to support its initial operations.

2.4. After Itaú Unibanco Holding Spin-off, **ITAÚ UNIBANCO HOLDING** will remain existing uninterruptedly, and its stockholders' equity will be reduced driven by the transfer of the Spun-off Portion, in accordance with the table below. Such reduction will be carried out: (i) [with/without cancellation of shares; (ii) consequently reducing its capital stock by six billion, four hundred nineteen million Brazilian reais (R$ 6,419,000,000.00), as detailed in item 3.1 below. Consequently, **ITAÚ UNIBANCO HOLDING**'s stockholders' equity will be represented as follows:

ACCOUNTS (as of 09/30/20)	STOCKHOLDERS' EQUTY BEFORE SPIN-OFF (R$)	SPUN-OFF PORTION (R$)	STOCKHOLDERS' EQUTY AFTER SPIN-OFF (R$)

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Capital	97,148,000,000.00	(6,419,000,000.00)	90,729,000,000.00
Capital reserves	1,995,560,958.98		1,995,560,958.98
Revenue reserves	33,638,992,071.28	(2,176,423,862.85)	31,462,568,208.43
Other comprehensive income	(1,208,797,166.91)		(1,208,797,166.91)
(Treasury shares)	(907,211,495.19)		(907,211,495.19)
TOTAL	**130,666,544,368.16**	**(8,595,423,862,85)**	**122,071,120,505,31**

2.5. Taking into account that Itaú Unibanco Holding Spin-off will be carried out by transferring the Spun-off Portion to contribute to **NEWCO**'s capital stock**,** the act itself that approves the spin-off will also serve as the act of incorporation of **NEWCO**, as mentioned in item 2.6 below.

2.6. The proposed date for Itaú Unibanco Holding Spin-off is January 31, 2021 ("Spin-off Date"), when all rights and obligations related to the Spun-off Portion of **ITAÚ UNIBANCO HOLDING**, to be absorbed by **NEWCO**, will be deemed as being owned by the latter. Itaú Unibanco Holding Spin-off will be carried out at **ITAÚ UNIBANCO HOLDING**'s Extraordinary General Stockholders' Meeting, in which at least the following should be approved: (i) this Protocol and Justification document; (ii) the Itaú Unibanco Holding Spin-off and consequent incorporation of **NEWCO**; (iii) the agreement with the appointment of the Appraiser; (iv) the Appraisal Report prepared by the Appraiser; (v) the corresponding amendment to Bylaws; and (vi) the authorization to the Company's management members to carry out all the actions required for implementing Itaú Unibanco Holding Spin-off.

2.7. The equity changes in the elements of the Spun-off Portion carried out between the Spin-off Base Date and the Spin-off Date will be recognized by **ITAÚ UNIBANCO HOLDING** and transferred to **NEWCO**.

3 CORPORATE REPLACEMENT AND CAPITAL STOCK

3.1. After the partial spin-off, **ITAÚ UNIBANCO HOLDING** will continue to exist. However, under the terms of item 2.4 above, due to the transfer of a portion of its stockholders' equity to **NEWCO**, its capital stock will be reduced by six billion, four hundred nineteen million Brazilian reais (R$ 6,419,000,000.00), totaling ninety billion, seven hundred twenty-nine million Brazilian reais (R$ 90,729,000,000.00) from ninety-seven billion, one hundred forty-eight million Brazilian reais (R$ 97,148,000,000.00) with no cancellation of shares, as detailed in item 4.1, below.

3.2. Due to Itaú Unibanco Holding Spin-off and transfer of the Spun-off Portion to **NEWCO**, **ITAÚ UNIBANCO HOLDING**'s stockholders will be entitled to four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) common and four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine (4,845,844,989) preferred shares issued by **NEWCO**, in the same number, typeand proportion of the shares held by these stockholders in **ITAÚ UNIBANCO HOLDING** itself.

3.3. The holders of preferred shares issued by **ITAÚ UNIBANCO HOLDING** will receive preferred shares issued by **NEWCO**, with no voting rights but with the following advantages:(i) priority in receiving capital reimbursement in the event of winding-up of the company, with no premium; and (ii) in the event of a sale of the company's controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. Taking into account that **NEWCO**'s main asset will be the ownership of the equity interest in **XP**, a company headquartered in the Cayman Islands, preferred shares issued by **NEWCO** will not be entitled to receiving the minimum priority dividend assigned to the preferred shares issued by **ITAÚ UNIBANCO HOLDING**, in accordance with Article 3, item I, of the Company's Bylaws.

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3.4. The shares issued by **NEWCO** and their corresponding American Depositary Receipts – ADRs will be distributed to stockholders and holders of ADRs of **ITAÚ UNIBANCO HOLDING** after **NEWCO** obtains the register as a publicly-held company in the "A" category before the Brazilian Securities and Exchange Commission (CVM) and has its requests accepted regarding the admission of its shares for trading on B3 S.A.– Brasil, Bolsa, Balcão ("B3") and for having ADRs backed by its shares to be admitted for trading on the New York Stock Exchange ("NYSE").

3.5. Shares issued by **ITAÚ UNIBANCO HOLDING** will continue to be traded with right to receiving shares issued by **NEWCO** by the date the related registers with CVM, B3 and NYSE are obtained. After these registers are obtained, **ITAÚ UNIBANCO HOLDING** will disclose a Notice to Stockholders with information on the date when shares issued by **NEWCO** and their corresponding ADRs will be distributed and other applicable procedures. Notwithstanding, the legal and accounting segregated structure of **ITAÚ UNIBANCO HOLDING** and **NEWCO** will come into effect as from its approval from stockholders at the Extraordinary General Stockholders Meeting.

4 AMENDMENTS TO BYLAWS

4.1If the terms of this Protocol and Justification are approved, **ITAÚ UNIBANCO HOLDING**'s capital stock will total ninety billion, seven hundred twenty-nine million Brazilian reais (R$ 90,729,000,000.00) from ninety-seven billion, one hundred forty-eight million Brazilian reais (R$ 97,148,000,000.00), with no cancellation of **ITAÚ UNIBANCO HOLDING**'s shares held by its current stockholders, and the consequent change in the wording of Article 3, head provision, of **ITAÚ UNIBANCO HOLDING**'s Bylaws, which will come into effect and read as follows:

"Article3 – Subscribed and paid-in capital is ninety billion, seven hundred twenty-nine million Brazilian reais (R$ 90,729,000,000.00), represented by nine billion, eight hundred four million, one hundred thirty-five thousand, three hundred forty-eight (9,804,135,348) book-entry shares, with no par value, of which four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) are common and four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine (4,845,844,989) are preferred shares, the latter with no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company's controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares".

4.2Additionally, **ITAÚ UNIBANCO HOLDING**'s Extraordinary General Stockholders' Meeting will also serve as the Annual General Stockholders' Meeting that approves the incorporation of **NEWCO**, the capital stock of which will total eight billion, five hundred ninety-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents (R$ 8,595,423,862.85), represented by four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) common and four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine (4,845,844,989) preferred shares, and the draft of the complete Bylaws is an integral part of this Protocol and Justification, under the terms of Attachment III hereto.

5 MISCELLANEOUS

5.1. Since (i) Itaú Unibanco Holding Spin-off will be carried out in **ITAÚ UNIBANCO HOLDING** itself with a new company (**NEWCO**) being especially incorporated to absorb the Spun-off Portion; and (ii) **NEWCO**'s stockholding base shall have the same stockholding structure of **ITAÚ UNIBANCO HOLDING**'s, as its stockholders will receive the same number and type of shares issued by **NEWCO**, Article264 of Brazilian Corporate Law is not applicable.

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5.2. ITA? UNIBANCO HOLDING?s stockholders will not be entitled to the right of dissent, since the spin-off will not result in (i) change of ITA? UNIBANCO HOLDING?s corporate purpose; (ii) reduction in the mandatory dividend; or (iii) holding interest in a group of companies, as provided for in Articles 136 and 137 of Brazilian Corporate Law. 5.3. Once Ita? Unibanco Holding Spin-off is approved, NEWCO will succeed ITA? UNIBANCO HOLDING only regarding the obligations related to the Spun-off Portion, with no joint and several liability, in accordance with the sole paragraph of Article 233 of Brazilian Corporate Law. 5.4. Taking into account that the Company is a financial institution authorized to operate by the Central Bank of Brazil, Ita? Unibanco Holding Spin-off will be submitted to approval from the latter, in accordance with applicable regulation. 5.5. As provided for in Article 229, paragraph 2, of Brazilian Corporate Law, this Protocol and Justification includes all information required by Articles 224 and 225 of Brazilian Corporate Law that is applicable to the partial spin-off regulated herein. 5.6. The Company agrees that, after the terms of the Ita? Unibanco Holding Spin-off are approved by the proper bodies, under the terms of this Protocol and Justification, and after review and approval of the transaction from the Central Bank of Brazil, the former will file and publish the partial spin-off acts, in accordance with applicable legislation. 5.7. This Justification will be entered into on an irrevocable and irreversible basis, binding the signatory hereto and its successors and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of S?o Paulo to settle any controversies arising from this Justification. IN WITNESS WHEREOF, the parties hereby have executed this Protocol and Justification in four (4) copies of equal content, in the presence of the two (2) witnesses identified below. S?o Paulo, December 31, 2020. ITA? UNIBANCO HOLDING S.A. -- -- CEO Officer ATTACHMENT I APPRAISAL REPORT The appraisal report is included in item 7 of this Attachment. 21

ATTACHMENT II ASSETS AND LIABILITIES TRANSFERRED ITA? UNIBANCO HOLDING S.A. Balance Sheet (Pro Forma) (In millions of Reais) Balance on Partial Balance Assets 09/30/2020 spin-off after spin-off Current assets and long term receivables 76,020 (10) 76,010 Cash and cash equivalents 262 (10) 252 Interbank investments 68,836 68,836 Securities and derivative financial instruments 210 210 Other receivables 6,683 6,683 Other assets 29 29 Permanent assets 129,982 (8,585) 121,397 Investments 129,982 (8,585) 121,397 Total assets 206,002 (8,595) 197,407 Liabilities and stockholders’ equity Current liabilities and long term liabilities 75,335 75,335 Stockholders’ equity 130,667 (8,595) 122,072 Capital 97,148 (6,419) 90,729 Capital reserves 1,996 1,996 Revenue reserves 33,639 (2,176) 31,463 Other comprehensive income (1,209) (1,209) (Treasury shares) (907) (907) Total liabilities and stockholders’ equity 206,002 (8,595) 197,407 ATTACHMENT III DRAFT OF NEWCO?S BYLAWS The draft of Newco?s Bylaws is included in item 8 of this Attachment. 22

2. Other agreements, contracts and precontracts regulating the exercise of the right to vote or the transfer of shares issued by companies surviving or resulting from the transaction, filed at the head office of the company, or to which the controlling stockholder of the company is a party

Not applicable.

3. Description of the transaction, including:
a. Terms and conditions

It concerns the proposal for a corporate restructuring aimed at segregating Itaú Unibanco conglomerate's business line related to the equity interest representing 41.05% in XP (base date as of 09/30/20), a company headquartered in the Cayman Islands and listed on Nasdaq, and setting up a new company ("Newco") to be incorporated for such purpose at the date the ESM is held through spin-offs involving the Company accordingly.

This transaction will be carried out as follows:

a. the partial spin-off of Itaú Unibanco S.A. with the transfer of the spun-off portion to the Company, as approved at the Extraordinary General Stockholders' Meeting (ESM of Itaú Unibanco S.A. held in this date and subject to the approval of the Company's ESM called in this date; and

b. the partial spin-off of Itaú Unibanco, to be approved at the Company's ESM called in this date, with the transfer of the spun-off portion to Newco, the company to be incorporated at the same date of the ESM exclusively for this purpose, and the assignment to Itaú Unibanco's stockholders of 4,958,290,359 common and 4,845,844,989 preferred shares issued by Newco, in the same number and proportion of the shares held by these stockholders in Itaú Unibanco itself.

b. Obligations to compensate:
i. The management of any of the companies involved
ii.If the transaction fails to take place

This transaction includes no obligation to compensate the management members of the companies involved or to compensate them for any failure to carry out the transaction.

c. Table comparing the rights, benefits and restrictions of the shares issued by the involved or resulting companies, before and after the transaction

Type/Company	Itaú Unibanco Holding S.A.	Newco
Common shares	• Voting right • Receiving mandatory dividends in an amount not below 25% of the net income.	• Voting right • Receiving mandatory dividends in an amount equal to 100% of the net income, subject to the allocations to the legal and statutory reserves.
Preferred shares	• Priority to receiving a minimum annual dividend. • Being included in a public offering of shares in the event of a sale of the company's controlling stake, and stockholders are assured shares at a price equal to eighty percent (80%) of the value paid per common share and	• Priority to receiving a minimum annual dividend. • Being included in a public offering of shares in the event of a sale of the company's controlling stake, and stockholders are assured shares at a price equal to eighty percent (80%) of the value paid per common share and

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	dividend at least equal to that of the common shares (*tag along*) • Acquiring voting rights, in the event the company fails to pay out the priority dividend for three consecutive fiscal years. • Receiving mandatory dividends in an amount not below 25% of the net income.	dividend at least equal to that of the common shares (tag along). • Acquiring voting rights, in the event the company fails to pay out the priority dividend for three consecutive fiscal years. • Receiving mandatory dividends in an amount equal to 100% of the net income, subject to the allocations to the legal and statutory reserves.

d. Any need for approval from debenture holders or other creditors

Not applicable.

e. Assets and liabilities making up each portion of the equity, in case of a spin-off

The spun-off portion of Itaú Unibanco to be transferred to Newco is composed of: (i) two hundred twenty-six million, five hundred twenty-three thousand, three hundred four (226,523,304) shares, representing 41.05% of XP's capital stock, valued at eight billion, five hundred eighty-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents (R$ 8,585,423,862.85), as of September 30, 2020; and (ii) an amount in cash of ten million Brazilian reais (R$ 10,000,000.00) to support Newco's initial operations.

f. Intention of the resulting companies to register as securities issuers

As provided for in Article 223, paragraph 3, of Brazilian Corporate Law, if the spin-off involves a publicly-held company, which is our case, then any succeeding companies, which is the case of Newco, will also be publicly held and therefore must obtain the corresponding register and, if applicable, have their new shares be admitted to trading on the secondary market no longer than one hundred twenty days (120) from the date the general meeting approves such transaction, and any noncompliance will lead to stockholders being entitled to withdraw from the Company with the value of its shares being reimbursed within thirty (30) days following the end of such term.

4. Business plans, in particular those related any specific corporate events to be proposed

With the approval of the spin-off of the Company, its stockholders will be entitled to equity interest in Newco, whose sole asset will be the business lines represented by shares of XP's capital stock and sole purpose will be holding interest in the capital of this Company, as a stockholder. Newco will be bound and will benefit from the Stockholders' Agreement.

The Company's business will remain unchanged, with the only difference being that Itaú Unibanco conglomerate's companies will no longer have equity interest in XP's capital stock.

5. Analysis of the following aspects of the transaction:
a. Description of main benefits expected[1], including:

i. Synergies
ii.Tax benefits
iii.Strategic advantages

Once the Transaction is approved, Itaú Unibanco's stockholders will receive equity interest in Newco, in the same number and proportion of the shares they hold in Itaú Unibanco itself. Accordingly, Itaú Unibanco's stockholders will continue to hold the same equity interest they currently do in the

[1]Whenever benefits are measured by management members, estimates must be disclosed.

|

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Company and will become also stockholders of Newco, whose assets will be basically represented by the investment in XP. This will enable Ita? Unibanco conglomerate and Newco to operate independently, with well-defined business goals, and also Ita? Unibanco?s stockholders to hold shares issued by both companies, thus being assured a more direct interest in the investment in XP, in a scenario of increased liquidity and with the potential to increase the market value of their investments. Therefore, the main benefit of the Transaction is value creation to the Company?s stockholders. We clarify that, as provided for in Article 223 of Brazilian Corporate Law, the term for having new shares admitted to trading on the secondary market is one hundred twenty days (120) from the date of the ESM, and in case of noncompliance stockholders will be entitled to withdraw from the Company with the value of its shares being reimbursed within thirty (30) days following the end of such term. b. Costs The costs involved in carrying out and implementing the Transaction are estimated at approximately thirteen million Brazilian reais (R$ 13,000,000.00), including expenses on publication of corporate acts and fees payable to independent auditors, appraisers and other professionals engaged to assist the Transaction. c. Risk factors Taking into account that (i) the Company already directly holds 100% of the shares issued by Ita? Unibanco S.A. and therefore the merger of the Spun-off Portion into the Company, which concerns the partial spin-off of Ita? Unibanco S.A., refers to the merger of stockholders? equity already indirectly held by the Company; (ii) under the scope of Ita? Unibanco?s partial spin-off, the spun-off portion will be transferred to Newco, the company to be incorporated with the same current stockholding base of Ita? Unibanco; and (iii) Newco?s corporate purpose and activities will be restricted to the investment in XP, which is currently indirectly held by the Company, and the Company understands that this Transaction will not increase its risk exposure nor impact its activities, the securities it issues and the risks to which stockholders, investors and stakeholders are subject. Accordingly, the Company identifies no risk factors other than those described in ?Section 4? of its Reference Form. The intended Transaction is dependent upon the approval from the Central Bank of Brazil, in accordance with CMN Resolution No. 4,122/2012, and from CADE, the Brazilian anti-trust authority, in accordance with Article90, item II, of Law No. 12,529/2011, and from regulatory authorities in the United States and in the United Kingdom regarding the inclusion of Newco in XP stockholding network. Additionally, risks associated with price variations in shares issued by Ita? Unibanco and, in the future, by Newco, after it starts trading own shares, are in place, which are inherent in capital markets and incurred by all Company?s stockholders, who will also be Newco?s stockholders. d. If it is a related-party transaction, possible alternatives that could have been adopted to reach the same goals, indicating the reasons why these alternatives have been ruled out1 No other alternative was available for carrying out the corporate restructuring, given the scope of segregation of Ita? Unibanco conglomerate?s business line related to interest in XP. e. Ratio of exchange The transaction will not involve a ratio of exchange of the shares issued by Ita? Unibanco, as the spun-off portion is part of the assets of the Company, which already holds directly or indirectly the full 1With a transaction made with a subsidiary, for example, it must be explained why it has not opted for a share purchase or exchange offer or any other type of corporate transaction. 25 capital of Ita? Unibanco S.A. Accordingly, no capital increase or issue of new shares will take place accordingly. f. In transactions involving parent companies, subsidiaries or companies under common control i. Ratio of exchange of shares calculated according to Article264 of Brazilian Corporate Law ii.Detailed description of the process of negotiating the ratio of exchange and other terms and conditions of conditions for the transaction Under the scope of the spin-off of Ita? Unibanco S.A., the appraisal provided for in Article 264 of Brazilian Corporate Law is not required, given the absence of minority stockholders and the lack of a ratio of exchange or capital increase in the succeeding company. Under the scope of the spin-off of the company, the preparation of the appraisal report addressed by Article 264 of Brazilian Corporate Law is not applicable, given that it is a spin-off of its own and also because Newco?s stockholding base should have the same stockholding structure, since the Company?s stockholders will receive the same number of shares issued by Newco, iii.If the transaction has been preceded, in the last twelve (12) months, by the acquisition of control or interest in a controlling group: Comparative analysis of the ratio of exchange and the price paid for acquiring control Not applicable Reasons to justify any difference in valuation of the different transactions Not applicable iv.Reasons why the ratio of exchange is commutative, with a description of the procedures and criteria adopted to ensure the commutative conditions for the transaction or, if the ratio of exchange is not commutative, details of the payment or equivalent measures taken to ensure adequate compensation. Not applicable. 6. Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes 26

ITA? UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF SEPTEMBER 10, 2020 DATE, TIME AND PLACE: On September 10, 2020, at 2:30 p.m., at Av. Brigadeiro Faria Lima, 3500, 4? andar, S?o Paulo (SP). CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal ? Co-chairmen. QUORUM: The totality of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY TAKEN: .e At last, the Board Members discussed the possibility of selling shares representing up to of XP Inc.?s total capital stock, through one or more public offerings to take place on stock exchanges, with the remaining interest of 30.49% in total capital; they also discussed the 27 possibility of spinning off some Conglomerate's companies, with the transfer of part of their stockholders' equity, represented by the remaining shares issued by XP Inc. to "Newco", and, as a result of such spin-off, all stockholders of Itaú Unibanco Holding S.A. were to receive equity interest in this "Newco", which would be a company listed in Brazil and, to be confirmed, in the United States (under analysis), whose sole asset would be the shares representing 30.49% of XP Inc's capital stock. These alternatives are mainly aimed at adjust the Bank's Capital to up to 12% of CET 1, create value to stockholders and prevent a potential future conflict with XP Inc. After in-depth discussions, the Board of Directors authorized the studies on this topic to proceed, with a final decision to be made at an upcoming meeting.

CLOSING: With the work of the meeting concluded, these minutes were drafted by Leila Cristiane Barboza Braga de Melo, secretary to the Board of Directors, and subsequently read, approved and signed by all. São Paulo (SP), September 10, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin de Moraes – Board Members.

WE HEREBY CERTIFY THAT THIS IS A TRUE COPY OF THE ORIGINAL DOCUMENT DRAWN UP IN THE PROPER BOOK.

São Paulo (SP), September 10, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

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ITA? UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MINUTES OF THE MEETING OF THEBOARD OF DIRECTORS OF SEPTEMBER 18, 2020 DATE AND TIME: On September 18, 2020 at 3:00 pm. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal ? Co-chairmen. QUORUM: The majority of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY TAKEN: Proceeding with the matter addressed at the meeting held on September 10, 2020, the Board Members met on an extraordinary basis in view of the advanced stage of the studies related to the possibility of sale of shares representing up to .of XP Inc.?s total capital, through one or more public offerings on stock exchanges. Taking into account the provisions of the Registration Rights Agreement entered into with XP Inc. and XP Controle, particularly the terms and uncertainties brought to light therein with respect to the timing when the listing of shares will be feasible, the Board Members have approved that the Company informs XP Inc. to (i) inform the latter about the possibility of offering(s) taking place, requesting the register for sale of shares representing up to .of XP Inc.?s capital stock, being certain that the final decision on the sale and, accordingly, the effective number of shares to be sold, still needs to be resolved on by this Board of Directors; and (ii) confirm the timing when XP Inc. would carry out, before regulators and proper authorities, in accordance with the rules set forth in the Registration Rights Agreement, the registration of the shares subject to the public offering(s) should this transaction be approved in due course. Concurrently, the Board Members decided that the studies on the intended transaction will proceed, which will also include the possibility of the spin-off of the Conglomerate?s companies with transfer of a part of their stockholders? equity represented by the remaining shares issued by XP Inc. to ?Newco?, as discussed at the previous meeting. This topic will be resolved on at an upcoming meeting. CLOSING: With the work of the meeting concluded, these minutes were drafted by ?lvaro Felipe Rizzi Rodrigues, and subsequently read, approved and signed by all. S?o Paulo (SP), September 18, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal ? Co-chairmen; Ricardo Villela Marino ? Vice Chairman; Alfredo Egydio Setubal, Ana L?cia de Mattos Barretto Villela, F?bio Colletti Barbosa, Gustavo Jorge Laboissi?re Loyola, Jo?o Moreira Salles, Jos? Gall?, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin de Moraes ? Board Members. 29

WE HEREBY CERTIFY THAT THIS IS A TRUE COPY OF THE ORIGINAL DOCUMENT DRAWN UP IN THE PROPER BOOK. S?o Paulo (SP), September 18, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal ? Co-chairmen. 30

ITA? UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF NOVEMBER 26, 2020 DATE AND TIME: On November 26, 2020 at 10:00 am. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal ? Co-chairmen. QUORUM: The totality of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY TAKEN: .? . 31

Proceeding with the matter addressed at the meetings held on September 10 and 18, 2020, the Board Members have approved the spin-off of the Ita? Unibanco conglomerate?s companies, with the transfer of part of their stockholders? equity represented by shares issued by XP Inc., representing 41.05% of the capital stock, to ?Newco?, whose sole asset will be the investment in XP Inc. The spin-off of the Company will be resolved on at a General Stockholders’ Meeting. The Board Members have also approved the sale, dependent upon market conditions, of the remaining shares issued by XP held by Ita? Unibanco corresponding to 5% of XP?s capital stock. CLOSING: With the work of the meeting concluded, these minutes were drafted by Leila Cristiane Barboza Braga de Melo, secretary to the Board of Directors, and subsequently read, approved and signed by all. S?o Paulo (SP), November 26, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal ? Co-chairmen; Ricardo Villela Marino ? Vice-Chairman; Alfredo Egydio Setubal, Ana L?cia de Mattos Barretto Villela, F?bio Colletti Barbosa, Frederico Trajano In?cio Rodrigues, Gustavo Jorge Laboissi?re Loyola, Jo?o Moreira Salles, Jos? Gall?, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin de Moraes ? Board Members. WE HEREBY CERTIFY THAT THIS IS A TRUE COPY OF THE ORIGINAL DOCUMENT DRAWN UP IN THE PROPER BOOK. S?o Paulo (SP), November 26, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal ? Co-chairmen. 32

ITA? UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF DECEMBER 28, 2020 DATE AND TIME: On December 28, 2020 at 3:00 pm. CHAIRMAN: Jos? Caruso Cruz Henriques. QUORUM: The totality of the elected members, with the attendance of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTIONS UNANIMOUSLY TAKEN: The members of the Company?s Fiscal Council have met to examine and opine on the proposals to be submitted to the Extraordinary General Stockholders? Meeting (?ESM?) to be held on January 31, 2021, to: 1. Resolve on the ?Protocol and Justification? in which the terms and conditions of the partial spin-off of Ita? Unibanco S.A. are set out, with the merger, into the Company, of the spun-off portion related to the interest of Ita? Unibanco S.A. representing 41.05% of XP Inc.?s capital stock (?Transaction 1?) as of September 30, 2020; 2. Approve the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders? equity of Ita? Unibanco S.A. to be merged into the Company (?Appraisal Report 1?); 3. Resolve on the Appraisal Report 1, based on the balance sheet of Ita? Unibanco S.A. as of September 30, 2020; 4. Resolve on the Transaction 1, with no increase in the Company?s capital stock; 5. Resolve on the ?Protocol and Justification? in which the terms and conditions of the partial spin-off of the Company are set out, with the transfer of the spun-off portion representing 41.05% of XP Inc.?s capital stock as of September 30, 2020, to a new company (?Newco?) to be incorporated for such purpose on the date this Extraordinary General Stockholders? Meeting is held (?Transaction 2?); 6. Approve the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm responsible for preparing the appraisal report on the Company?s stockholders? equity to be spun off and transferred to Newco (?Appraisal Report 2?); 7. Resolve on the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020; 33

8. Resolve on the Transaction 2 and the resulting set-up of Newco, to be incorporated for such purpose on the date the ESM is held. After examining and discussing the aforementioned proposals, the Councilors resolved to draw up the following opinion: After examining the documents related to the proposals to be submitted at the Extraordinary General Stockholders? Meeting to be held on January 31, 2021 and verifying the accuracy of all the elements examined, the opinion of the effective members of the Fiscal Council of ITA? UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure and the financial position of the Company, and the merger and spin-off transactions, as well as their legal effects, represent fairly the interests of the stockholders of the Company, in compliance with applicable legal and statutory rules and procedures. CLOSING: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. S?o Paulo (SP), December 28, 2020. (undersigned) Jos? Caruso Cruz Henriques ? Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle ? Councilors. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence 34

ITA? UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 REPORT OF THE FISCAL COUNCIL After examining the documents related to the proposals to be submitted at the Extraordinary General Stockholders? Meeting to be held on January 31, 2021 and verifying the accuracy of all the elements examined, the opinion of the effective members of the Fiscal Council of ITA? UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure and the financial position of the Company, and the merger and spin-off transactions, as well as their legal effects, represent fairly the interests of the stockholders of the Company, in compliance with applicable legal and statutory rules and procedures. CLOSING: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. S?o Paulo (SP), December 28, 2020. (undersigned) Jos? Caruso Cruz Henriques ? Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle ? Councilors. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence 35

Matters not related to the matters to be resolved on this Company?s ESM were blacked out on purpose. 7. Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction which were made available to the controlling stockholder at any stage of the transaction 36

www.pwc.com.br (A free translation of the original in Portuguese) Ita? Unibanco Holding S.A. Stockholders equity valuation report calculated based on accounting records September 30, 2020 37

Stockholders' equity valuation report calculated based on accounting records

To Stockholders and Directors
Itaú Unibanco Holding S.A.

Audit firm identification

1 PricewaterhouseCoopers Auditores Independentes, a company of professionals established in the capital of the State of São Paulo, at Avenida Francisco Matarazzo, 1400, Torre Torino, Água Branca, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated July 15, 2020, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 153.812, on September 30, 2020, represented by its partner under signed, Mr. Emerson Laerte da Silva, Brazilian, married, accountant, holder of identity card number 18.126.213-7, individual taxpayer identification number 125.160.718-76 and in the Regional Accounting Council of the State of São Paulo under the number 1SP171089/O-3, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of the Itaú Unibanco Conglomerate to evaluate the stockholders' equity calculated based on the accounting records of Itaú Unibanco Holding S.A. ("Bank") on September 30, 2020, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, presents below the results of its work.

Purpose of evaluation

2 The evaluation of the stockholders' equity on September 30, 2020 of Itaú Unibanco Holding S.A. has the objective to be part of the documentation of the corporate reorganization conducted by the management of the Itaú Unibanco Conglomerate, by spinning off the XP Inc. shares ("XP shares") held by ITB Holding Brasil Participações Ltda., to merge with Itaú Unibanco S.A. on December 31, 2020 and subsequent spin-off of that same portion of its stockholders' equity for merger into Itaú Unibanco Holding S.A. On January 31, 2021, Itaú Unibanco Holding S.A. will spin off XP shares and subsequently merge with a company to be incorporated ("Newco").

Management's responsibility for the accounting information

3 The Bank's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, as well as for the relevant internal controls that it has determined as

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PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br
G:\SSF\IFFSSSECIAS115.ESP

38

Ita? Unibanco Holding S.A. necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting practices adopted by the Bank is described in Appendix II of the valuation report. Scope of the work and responsibility of the independent auditors 4 Our responsibility is to express a conclusion about the book value of the Bank’s stockholders’ equity as of September 30, 2020, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders determined for the preparation of our valuation report is free from material misstatement. 5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in stockholders’ equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank’s balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 6 Based on the work performed, we conclude that the amount of R$ 130,666,544,368.16 (one hundred and thirty billion, six hundred and sixty-six million, five hundred and forty-four thousand, three hundred and sixty-eight reais and sixteen cents), according to the balance sheet as of September 30, 2020, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders equity of Ita? Unibanco Holding S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. S?o Paulo, December 31, 2020 PricewaterhouseCoopers Emerson Laerte da Silva Auditores Independentes Contador CRC 1SP171089/O-3 CRC 2SP000160/O-5 3 of 9 39

Appendix I to the stockholders' equity valuation report
calculated based on the accounting records
issued on December 31, 2020

Itaú Unibanco Holding S.A.

Summarized balance sheet
At September 30, 2020
In reais

Assets	**Balances at 09/30/2020**	**Subsequent events Note (1)**
Current assets and long-term receivables	**76,019,918,366.50**	**(10,000,000.00)**
Cash and cash equivalents	261,867,708.31	(10,000,000.00)
Interbank investments	68,836,130,794.79	
Securities and derivative financial instruments	210,294,339.48	
Other receivables	6,682,543,703.19	
Other assets	29,081,820.73	
Permanent assets	**129,982,106,537.55**	**(8,585,423,862.85)**
Investments	129,981,913,085.45	(8,585,423,862.85)
Fixed assets	193,452.10	
Total assets	**206,002,024,904.05**	**(8,595,423,862.85)**

Liabilities and stockholders' equity	**Balances at 09/30/2020**	**Subsequent events Note (1)**
Current and long-term liabilities	**75,335,480,535.89**	
Funds from acceptance and issuance of securities	8,508,553,310.79	
Other liabilities	66,826,927,225.10	
Stockholders' equity	**130,666,544,368.16**	**(8,595,423,862.85)**
Capital	97,148,000,000.00	(6,419,000,000.00)
Capital reserves	1,995,560,958.98	
Revenue reserves	33,638,992,071.28	(2,176,423,862.85)
Other comprehensive income	(1,208,797,166.91)	
Treasury shares	(907,211,495.19)	
Total liabilities and stockholders' equity	**206,002,024,904.05**	**(8,595,423,862.85)**

Note 1:
Refers to the base amount on September 30, 2020 of the portion to be spun-off referring to the shares held by ITB Holding Brasil Participações Ltda. with XP Inc. ("XP Shares"), which will be merged by Itaú Unibanco S.A. on December 31, 2020 and subsequently spun-off to merge into Itaú Unibanco Holding S.A. On January 31, 2021, Itaú Unibanco Holding S.A. will spin off XP shares and subsequently merge with a company to be incorporated ("Newco"). Additionally, a cash amount will be spun-off, which will be transferred to Newco in order to support its initial operations.

The completion of the spin-off of Itaú Unibanco S.A., and the consequent merger into Itaú Unibanco Holding S.A., is conditioned to the approval of Itaú Unibanco Holding S.A. stockholders through the Extraordinary General Meeting of January 31, 2021.

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This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 31, 2020.

40

Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on December 31, 2020

Itaú Unibanco Holding S.A.

Management explanatory notes to the balance sheet at September 30, 2020
In reais

1 General information

Itaú Unibanco Holding S.A. ("Bank") is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

The Bank is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of the Bank's common shares.

2 Basis for preparing the balance sheet and summary of the main accounting policies

The balance sheet as of September 30, 2020 was prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil and is intended to be part of the documentation of the Itaú Unibanco Conglomerate's corporate reorganization.

This corporate reorganization consists in the spin-off of the XP Inc. shares ("XP shares") held by ITB Holding Brasil Participações Ltda., to merge with Itaú Unibanco S.A. on December 31, 2020 and subsequent spin-off of that same portion of its stockholders' equity for merger into Itaú Unibanco Holding S.A. On January 31, 2021, Itaú Unibanco Holding S.A. will spin off XP shares and subsequently merge with a company to be incorporated ("Newco").

In preparation of this balance sheet, it was necessary to use certain accounting estimates and the exercise of judgment by the Bank's management in the process of applying accounting policies.

The main accounting policies applied in the preparation of the balance sheet are presented below.

2.1 Cash and cash equivalents

It is defined as cash, current accounts with banks and financial investments with maturity equal to or shorter than three months.

2.2 Interbank investments, funds from acceptances and issuance of securities and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount.

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This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 31, 2020.

41

Appendix II to the equity valuation report calculated based on the accounting records issued on December 31, 2020 Ita? Unibanco Holding S.A. Management explanatory notes to the balance sheet at September 30, 2020 In reais Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if material, calculated pro rata on a daily basis. 2.3 Securities and derivative financial instruments Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: Trading Securities - Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; Available for Sale securities - Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders ; Held to Maturity securities - Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. The effects of the application of the procedures described above in the subsidiary companies of the Bank, which are reflected in their respective stockholders r profit or loss accounts, were likewise recorded in stockholders y in earnings in the statement of income, in proportion to ownership percentage. Fair Value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. 6 of 9 This Appendix is an integral and inseparable part of the equity valuation report calculated based on accounting records of Ita? Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 31, 2020. 42

Appendix II to the equity valuation report calculated based on the accounting records issued on December 31, 2020 Ita? Unibanco Holding S.A. Management explanatory notes to the balance sheet at September 30, 2020 In reais The fair value hierarchy is classified according to the relevance of data observed in the measurement process. In cases in which prices quoted in the market are unavailable, fair values are based on estimates, with the use of discounted cash flows and other appraisal techniques. The techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be supported by comparison with independent markets and, in many cases, they cannot be realized upon the immediate settlement of the instrument. The methods and assumptions used for estimating the fair value of Financial Assets are as follows: Level 1: Highly liquid securities with prices available in an active market and derivatives traded on stock exchanges. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. Level 3: When there is no pricing information in an active market, internally developed models are used, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, it is believed that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. 7 of 9 This Appendix is an integral and inseparable part of the equity valuation report calculated based on accounting records of Ita? Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 31, 2020. 43

Appendix II to the equity valuation report calculated based on the accounting records issued on December 31, 2020 Itaú Unibanco Holding S.A. Management explanatory notes to the balance sheet at September 30, 2020 In reais 2.4 Other assets They are comprised of Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. 2.5 Investments Include goodwill identified in the acquisition of subsidiaries, associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. Subsidiaries: are the companies in which the Bank, directly or through other subsidiaries, holds most of the partner rights that ensure control. Associates: are companies over which the Bank has significant influence, but which it does not control. Joint Ventures: The Bank has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. 2.6 Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount. : Probable: in which liabilities are recognized in the Balance Sheet under Other Liabilities; Possible: which are disclosed in the notes to the financial information, but no provision is recorded; Remote: which require neither a provision nor disclosure. considers that realization is practically certain. In general, they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of deposits in guarantee is adjusted in compliance with current legislation. 8 of 9 This Appendix is an integral and inseparable part of the equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 31, 2020. 44

Appendix II to the equity valuation report calculated based on the accounting records issued on December 31, 2020 Ita? Unibanco Holding S.A. Management explanatory notes to the balance sheet at September 30, 2020 In reais Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. 2.7 Share capital Common and preferred shares are classified in equity. Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders When the Bank purchases treasury shares, the amount paid, including any additional directly attributable costs (net of income tax), is deducted from the stockholders’ equity attributable to the Bank’s stockholders until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the respective effects of income tax and social contribution, is included in the stockholders’ equity attributable to the Bank’s stockholders. * * * 9 of 9 This Appendix is an integral and inseparable part of the equity valuation report calculated based on accounting records of Ita? Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 31, 2020. 45

www.pwc.com.br (A free translation of the original in Portuguese) Ita? Unibanco S.A. Stockholders equity valuation report calculated based on accounting records September 30, 2020

Stockholders' equity valuation report calculated based on accounting records

To Stockholders and Directors
Itaú Unibanco S.A.

Audit firm identification

1 PricewaterhouseCoopers Auditores Independentes, a company of professionals established in the capital of the State of São Paulo, at Avenida Francisco Matarazzo, 1400, Torre Torino, Água Branca, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated July 15, 2020, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 153.812, on September 30, 2020, represented by its partner under signed, Mr. Emerson Laerte da Silva, Brazilian, married, accountant, holder of identity card number 18.126.213-7, individual taxpayer identification number 125.160.718-76 and in the Regional Accounting Council of the State of São Paulo under the number 1SP171089/O-3, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of the Itaú Unibanco Conglomerate to evaluate the stockholders' equity calculated based on the accounting records of Itaú Unibanco S.A. ("Bank") on September 30, 2020, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, presents below the results of its work.

Purpose of evaluation

2 The evaluation of the stockholders' equity on September 30, 2020 of Itaú Unibanco S.A. has the objective to be part of the documentation of the corporate reorganization conducted by the management of the Itaú Unibanco Conglomerate, by spinning off the XP Inc. shares ("XP shares") held by ITB Holding Brasil Participações Ltda., to merge with Itaú Unibanco S.A. on December 31, 2020 and subsequent spin-off of that same portion of its stockholders' equity for merger into Itaú Unibanco Holding S.A. On January 31, 2021, Itaú Unibanco Holding S.A. will spin off XP shares and subsequently merge with a company to be incorporated ("Newco").

Management's responsibility for the accounting information

3 The Bank's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, as well as for the relevant internal controls that it has determined as

2 of 10

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

47

Ita? Unibanco S.A. necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting practices adopted by the Bank is described in Appendix II of the valuation report. Scope of the work and responsibility of the independent auditors Our responsibility is to express a conclusion about the book value of the Bank’s stockholders’ equity as of September 30, 2020, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders determined for the preparation of our valuation report is free from material misstatement. An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in stockholders’ equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank’s balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion Based on the work performed, we conclude that the amount of R$ 103,411,380,107.37 (one hundred and three billion, four hundred and eleven million, three hundred and eighty thousand, one hundred and seven reais and thirty seven cents), according to the balance sheet as of September 30, 2020, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders equity of Ita? Unibanco S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. S?o Paulo, December 30, 2020 PricewaterhouseCoopers Emerson Laerte da Silva Auditores Independentes Contador CRC 1SP171089/O-3 CRC 2SP000160/O-5 3 of 10 48

Appendix I to the equity valuation report calculated based on the accounting records issued on December 30, 2020 Ita? Unibanco S.A. Summarized balance sheet At September 30, 2020 In reais Balances at Subsequent events Assets 09/30/2020 Note (1) Current assets and long-term receivables 1,416,304,481,424.61 Cash and cash equivalents 66,148,230,935.15 Interbank investments 398,751,598,908.52 Securities and derivative financial instruments 362,455,314,393.31 Interbank accounts 106,571,882,228.92 Loan, lease and other credit operations 296,780,215,666.41 Other receivables 183,954,470,159.60 Other assets 1,642,769,132.70 Permanent assets 118,444,162,197.07 (8,585,423,862.85) Investments 107,921,576,271.25 (8,585,423,862.85) Fixed assets 4,556,883,417.06 Intangible assets 5,965,702,508.76 Total assets 1,534,748,643,621.68 (8,585,423,862.85) Balances at Subsequent events Liabilities and stockholders equity 09/30/2020 Note (1) Current and long-term liabilities 1,430,940,446,723.96 Deposits 685,108,143,710.19 Deposits received under securities repurchase agreements 360,435,577,854.40 Funds from acceptances and issuance of securities 88,989,041,076.14 Interbank accounts 6,554,422,308.14 Interbranch accounts 10,170,030,077.34 Borrowings and onlending 58,762,767,045.73 Derivative financial instruments 83,053,809,651.13 Other liabilities 137,866,655,000.89 Deferred income 396,816,790.35 Stockholders equity 103,411,380,107.37 (8,585,423,862.85) Capital 71,925,425,749.46 (6,052,749,842.69) Capital reserves 745,825,474.46 Revaluation reserves 4,950,564.75 Revenue reserves 30,936,651,341.89 (2,532,674,020.16) Other comprehensive income (201,473,023.19) Total liabilities and stockholders equity 1,534,748,643,621.68 (8,585,423,862.85) Note 1: Refers to the base amount on September 30, 2020 of the portion to be spun-off referring to the shares held by ITB Holding Brasil Participa??es Ita? Unibanco S.A. on December 31, 2020 and subsequently spun-off to merge into Ita? Unibanco Holding S.A. The completion of the spin-off of Ita? Unibanco S.A., and the consequent merger to Ita? Unibanco Holding S.A. is subject to the approval of the stockholders of Ita? Unibanco Holding S.A. through the Extraordinary General Meeting of January 31, 2021. 4 of 10 This Appendix is an integral and inseparable part of the equity valuation report calculated based on accounting records of Ita? Unibanco S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 30, 2020. 49

Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on December 30, 2020

Itaú Unibanco S.A.

Management explanatory notes to the balance sheet at September 30, 2020
In reais

1 General information

Itaú Unibanco S.A. ("Bank") is a corporation which purpose is the banking activity in all authorized modalities, including those of foreign exchange operations, operating as a multiple bank, through its commercial, investment, loan, financing and investment, real estate lending, and leasing portfolios.

The Bank's operations are conducted in the context of a group of institutions that operate in an integrated manner in the financial market, led by Itaú Unibanco Holding S.A. The benefits of the services provided between these institutions and the corresponding costs are absorbed according to the practicability and reasonableness attributed to them.

2 Basis for preparing the balance sheet and summary of the main accounting policies

The balance sheet as of September 30, 2020 was prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil and is intended to be part of the documentation of the Itaú Unibanco Conglomerate's corporate reorganization process.

This corporate reorganization consists in the spin-off of the XP Inc. shares ("XP shares") held by ITB Holding Brasil Participações Ltda., to merge with Itaú Unibanco S.A. on December 31, 2020 and subsequent spin-off of that same portion of its stockholders' equity for merger into Itaú Unibanco Holding S.A. On January 31, 2021, Itaú Unibanco Holding S.A. will spin off XP shares and subsequently merge with a company to be incorporated ("Newco").

In preparation of this balance sheet, it was necessary to use certain accounting estimates and the exercise of judgment by the Bank's management in the process of applying accounting policies.

The main accounting policies applied in the preparation of the balance sheet are presented below.

2.1 Cash and cash equivalents

It is defined as cash, current accounts with banks and financial investments with maturity equal to or shorter than three months.

2.2 Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount.

5 of 10

This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú Unibanco S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 30, 2020.

50

Appendix II to the equity valuation report calculated based on the accounting records issued on December 30, 2020 Itaú Unibanco S.A. Management explanatory notes to the balance sheet at September 30, 2020 In reais Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if material, calculated pro rata on a daily basis. 2.3 Securities Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: Trading Securities - Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the profit or loss of the period; Available for Sale securities - Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders equity; Held to Maturity securities - Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. The effects of the application of the procedures described above in the subsidiary companies of the Bank, which are reflected in their respective stockholders equity or profit or loss accounts, were likewise recorded in stockholders equity or equity in earnings in the statement of income, in proportion to ownership percentage. Fair Value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. The fair value hierarchy is classified according to the relevance of data observed in the measurement process.In cases in which prices quoted in the market are unavailable, fair values are based on estimates, with the use of discounted cash flows and other appraisal techniques. The techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be supported by comparison with 6 of 10 This Appendix is an integral and inseparable part of the equity valuation report calculated based on accounting records of Itaú Unibanco S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 30, 2020. 51

Appendix II to the equity valuation report calculated based on the accounting records issued on December 30, 2020 Itaú Unibanco S.A. Management explanatory notes to the balance sheet at September 30, 2020 In reais independent markets and, in many cases, they cannot be realized upon the immediate settlement of the instrument. The methods and assumptions used for estimating the fair value of Financial Assets are as follows: Level 1: Highly liquid securities with prices available in an active market and derivatives traded on stock exchanges. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. Level 3: When there is no pricing information in an active market, internally developed models are used, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, it is believed that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. 2.4 Derivative Financial Instruments These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving 7 of 10 This Appendix is an integral and inseparable part of the equity valuation report calculated based on accounting records of Itaú Unibanco S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 30, 2020. 52

Appendix II to the equity valuation report calculated based on the accounting records issued on December 30, 2020 Itaú Unibanco S.A. Management explanatory notes to the balance sheet at September 30, 2020 In reais financial instruments, carried out at a customer comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders equity. The ineffective portion is recorded directly in the statement of income; Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. 2.5 Loans, leases and other credit operations (operations with lending characteristics) These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. 2.6 Other assets Composed of goods not intended for use, corresponding to real estate, vehicles and other assets available for sale (own deactivated, received as payment in kind or arising from the execution of guarantees). These assets are adjusted to fair value through the constitution of a provision, in accordance with current regulations. In addition, Prepaid Expenses are recorded, corresponding to investments of resources whose benefits will occur in future years. 2.7 Investments In subsidiaries and associates are valued by the equity method. Goodwill originated on investment acquisitions is amortized based on expected future profitability or due to its realization. 8 of 10 This Appendix is an integral and inseparable part of the equity valuation report calculated based on accounting records of Itaú Unibanco S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 30, 2020. 53

Appendix II to the equity valuation report calculated based on the accounting records issued on December 30, 2020 Itaú Unibanco S.A. Management explanatory notes to the balance sheet at September 30, 2020 In reais Subsidiaries: are the companies in which the Bank, directly or through other subsidiaries, holds most of the partner rights that ensure control. Associates: are companies over which the Bank has significant influence, but which it does not control. 2.8 Intangible assets Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the -of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. 2.9 Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount. : Probable: in which liabilities are recognized in the Balance Sheet under Other Liabilities; Possible: which are disclosed in the notes to the financial statements, but no provision is recorded; Remote: which require neither a provision nor disclosure. considers that realization is practically certain. In general, they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. 9 of 10 This Appendix is an integral and inseparable part of the equity valuation report calculated based on accounting records of Itaú Unibanco S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 30, 2020. 54

Appendix II to the equity valuation report calculated based on the accounting records issued on December 30, 2020 Itaú Unibanco S.A. Management explanatory notes to the balance sheet at September 30, 2020 In reais Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. 2.10 Share capital Common and preferred shares are classified in equity. Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders equity as a deduction from the amount raised, net of taxes. * * * 10 of 10 This Appendix is an integral and inseparable part of the equity valuation report calculated based on accounting records of Itaú Unibanco S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated of December 30, 2020. 55

7.1. Identification of any conflicts of interest between the financial institutions, companies and the professionals that have prepared the documents mentioned in item 7 and the companies involved in the transaction There is no conflict or convergence of interest, real or potential, between the appraiser and the companies involved in the transaction. 8. Projects regarding or amendments to the bylaws of the companies resulting from the transaction As a result of the spin-off of the company, the head provision of Article 3 of its bylaws, will be changed to reflect the capital reduction. The Company’s Bylaws are included in full in Attachment III to this Manual. The draft of Newco’s Bylaws is as follows: [NEWCO] CNPJ [•] NIRE [•] BYLAWS Article1 – NAME, TERM AND HEAD OFFICE–This publicly-held company is governed by these bylaws and named2. It has been incorporated with no final term and has its head office and address for legal purposes in the City and State of São Paulo. Article2 –PURPOSE – The Company’s only purpose is to hold equity interest, as a stockholder, directly or indirectly, in the capital stock of XP Inc., a company headquartered in the Cayman Islands. Article3 – CAPITAL AND SHARES–Subscribed and paid-in capital is eight billion, five hundred ninety-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents (R$ 8,595,423,862.85), represented by nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight (9,804,135,348) book-entry shares with no par value, of which four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) are common and four billion, eight hundred forty-five million, eight hundred forty-four thousand nine hundred eighty-nine (4,845,844,989) are preferred shares, the latter having no voting rights, except for the provision in item 4.4, but with the following advantages: I – priority to the right to reimbursement of capital, without premium; II – in the event of a sale of the company’s controlling stake, the right to be included in a public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital – As resolved by the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred seventy-six million, nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) are common and six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) are preferred shares. 2 As informed in the ESM Manual, the corporate name of the Newco will be disclosed to stockholders over January 2021.

3.2. Share Purchase Option – Within the limits of the authorized capital and in accordance with the plan approved by the General Meeting, share purchase options may be granted to management members and employees of the company and its controlled companies. 3.3. Share Buybacks– The company may buy its own shares back for the purposes of cancelling or holding them in treasury for subsequent sale, subject to authorization by the Board of Directors. Article 4 – GENERAL MEETING– The General Meeting shall meet annually within the four (4) months following the end of the fiscal year, for all legal purposes, and extraordinarily whenever corporate interests so require. 4.1. The work of any General Meeting shall be chaired by a management member nominated by the General Meeting with an attendee appointed by the General Meeting as secretary. 4.2. Each common share is entitled to one vote in the resolutions of the General Meetings. 4.3. The following is the exclusive prerogative of the General Meeting: a) resolve on the financial statements and the distribution and allocation of profits; b) resolve on the management report and the Board of Officers’ accounts; c) set the overall and annual compensation of the members of the Board of Directors and Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve changes in these bylaws and capital stock, with the proviso of the powers granted to the Board of Directors by item 3.1 above, as well as mergers, takeovers, spin-offs or any other forms of corporate restructuring involving the company; and f) resolve on retained profits or recognition of reserves. 4.4. Resolutions by the General Meeting shall be taken by majority of votes of attending stockholders, subject to any exceptions set forth by law, as well as the following matters, which shall depend on the approval from stockholders representing the majority of total capital stock: a) change to the company’s corporate purpose; and b) any decision in connection with a winding-up, liquidation or dissolution involving the company, including due to mergers, spin-offs or its merger into another company. Article5 – MANAGEMENT –The company shall be managed by a Board of Directors and a Board of Officers. In accordance with the law and these Bylaws, the Board of Directors shall have guidance, elective, and supervisory roles, except for operating and executive functions that will be incumbent upon the Board of Officers. 5.1. Investiture – Board Members and Officers shall be invested in their positions upon the signing of their terms of office in the book of minutes of the Board of Directors or of the Executive Board, as applicable. 5.2. Management Compensation– Management members shall receive both compensation and profit sharing, subject to statutory limits. The General Meeting shall set an overall annual amount to be paid as compensation. It is incumbent upon the Board of Directors to regulate the use of this compensation amount and the apportionment of the profit sharing to the members of this Board of Directors and Board of Officers. 57

5.3. Defense of management members–The company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and preventing any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position or function in the company or its controlled companies, as well as to those individuals formally nominated by the company to hold management positions or positions in advisory or decision-making bodies in other entities, including XP Inc. and its controlled companies. Article6 – BOARD OF DIRECTORS– The Board of Directors shall be comprised of natural persons, elected by the General Meeting. 6.1. The Board of Directors shall have three (3) members, and among them one will be appointed as its Chairperson. 6.2. The positions of Chairperson of the Board of Directors and Chief Executive Officer may not be concurrently held by the same person. 6.3. In the case of any definitive vacancy or incapacity in office of the Chairperson, the Board of Directors shall resolve on the appointment of one of its members for such position. 6.3.1. In the case of temporary absence or incapacity in office of the Chairperson, the Board of Directors shall appoint an interim deputy among its members. 6.4. The unified term of office of the members of the Board of Directors shall be one (1) year from the date they are elected by the General Meeting, extendable until the investiture date of their successors. 6.5. No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of their election. 6.6. The Board of Directors, to be called by the Chairperson or any of the Board members, shall meet whenever corporate interests so require, its decisions only being valid upon the attendance of at least the majority of the acting members. 6.6.1. Any Board Member may attend meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Board Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and the vote they cast shall be deemed valid for all legal intents and purposes. 6.7. It is incumbent upon the Board of Directors to: a) set the company’s general business guidelines; b) elect and remove from office the company’s Officers and define their functions; c) supervise the administration of the officers of the company, examine at any time the company’s accounts and documents, request information on contracts already or about to be executed and any other acts; 58

d) call the General Stockholders’ Meeting at least fifteen (15) days before the date it will be held, and this period shall be counted as from the publication of the first call notice; e) opine on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; f) resolve on budgets for results and for investments and respective action plans; g) appoint and remove independent auditors; h) resolve on the distribution of interim dividends, including to the retained earnings or revenue reserve accounts contained in the latest annual balance sheet; i) resolve on the payment of interest on capital; j) resolve on buy-back transactions, on a non-permanent basis, for purposes of holding shares as treasury stock or cancelling or selling these shares; k) resolve on the set-up of committees to address specific matters within the scope of the Board of Directors; l) evaluate the performance and disclose, on an annual basis, the identity of the independent members, if any, as well as examine any circumstances that may compromise their independence; m) opine on the public offerings of shares or other securities issued by the company; n) within the limit of authorized capital, resolve on capital increase and issue of any negotiable and other instruments convertible into shares, in accordance with item 3.1 hereof; and o) examine transactions with related parties. Article7 – BOARD OF OFFICERS– The management and representation of the company shall be incumbent upon the Board of Officers, elected by the Board of Directors. 7.1. The Board of Officers shall be comprised of two (2) members, including the position of Chief Executive Officer and one position of Officer with no specific title; 7.2. In the case of absence or incapacity of any Officer, the Board of Officers may choose their interim deputy from among its members. 7.3. If any position becomes vacant, the Board of Directors may appoint a deputy officer to complete the term of the replaced officer; 7.4. The Officers shall exercise their one (1) year term of office, be eligible for reelection and remain in their positions until their successors take office. 7.5. A person shall be ineligible if they are already sixty-five (65) years old on election date. Article 8 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS GRANTED TO OFFICERS– Two (2) Officers shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document giving rise to a liability for the company, including by pledging guarantees on behalf of third parties; (ii) settle disputes and waive rights, and be able to encumber and sell permanent assets; (iii) decide on opening, closing or reorganizing branch offices; (iv) appoint proxies; and (v) represent the company in general meetings, 59 meetings of stockholders or unit holders of companies or investment funds in which the company participates, in accordance with the Article 2. 8.1. Regarding the cases laid down in the head provision, except for the provision in item “(iv)”, the company may also be jointly represented by (i) either one officer and one proxy, or (ii) two proxies. 8.1.1. Exceptionally, the company may be represented by one proxy only: (i) before any public administration body, direct or indirect, in acts not implying the assumption or waive of rights and obligations; and (ii) in proxy instruments with an ad judicia clause. Regarding the cases in items (i) and (ii) the company may also be represented by one Officer only; 8.1.2. The Board of Directors may provide for or introduce other exceptions to those already included in sub item 8.1.1; 8.1.3. With the exception of the authority granted by a client to an attorney-in-fact, proxy instruments shall have a mandatory term of no longer than one (1) year. 8.2. The Chief Executive Officer shall be responsible for calling and chairing the meetings of the Executive Board, overseeing its activities, structuring the company’s services, and setting internal and operational rules. 8.3. The Officer with no specific title shall be responsible for the activities assigned to them by the Board of Directors. Article 9 – FISCALCOUNCIL– The Company shall have a Fiscal Council, which will not operate on a permanent basis, to be comprised of three (3) to five (5) effective members and an equal number of deputies. The Fiscal Council shall be elected and operate in conformity with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article 10 – FISCALYEAR - The fiscal year will end on December 31 of each year and, on a discretionary basis, interim balance sheets as of any date will be prepared, including for dividend payment purposes, subject to legal provisions. Article 11 – ALLOCATIONOF NET INCOME AND RECOGNITION OF RESERVES – Together with the financial statements, the Board of Directors will submit a proposal to the Annual General Stockholders’ Meeting as to the allocation of net income for the year, in accordance with Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows: a) before any other allocation, five percent (5%) will be allocated to the Legal Reserve, not exceeding twenty percent (20%) of capital stock; b) the amount allocated to distribution of dividends to stockholders shall comply with Article 12, and both common and preferred shares will be included in the distribution of profits under equal conditions; and c) the remaining portion of net income for the year, adjusted in accordance with Article 202 of Law 6,404/76, may be allocated to the constitution of a Statutory Revenue Reserve (i) the purpose of which will be (a) providing for funds for keeping the company operating; (b) ensuring that there will be funds for the payment of dividends, including interest on capital or interim payments, to keep the flow of remuneration to stockholders; (c) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (d) capital stock increase, including by means of new share bonus; and (ii) the balance of this reserve, added to the Legal Reserve balance, must not exceed capital stock, in accordance with Article 199 of Law 6, 404/76. Article 12 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income 60 recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of item I of Article 202 of Law No. 6,404/76, and complying with items II and III of the same law. 12.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to the same reserve. 12.2 Upon resolution of the Board of Directors, interest on capital may be paid out, and the amount of the interest paid out or received will be ascertained to the mandatory dividend amount, in accordance with Article 9, paragraph 7, of Law No. 9,249/95.”             9. Financial statements used for the purpose of this transaction, in accordance with specific regulations. The financial statements as of September 30, 2020 used for the purpose of this transaction are included at the end of this manual. 10. Pro forma financial statements prepared for the purpose of this transaction, in accordance with specific regulations. ITAÚ UNIBANCO HOLDING S.A. Balance Sheet (Pro Forma) (In millions of Reais) Balance on Partial Balance Assets 09/30/2020 spin-off after spin-off Current assets and long term receivables 76,020 (10) 76,010 Cash and cash equivalents 262 (10) 252 Interbank investments 68,836 68,836 Securities and derivative financial instruments 210 210 Other receivables 6,683 6,683 Other assets 29 29 Permanent assets 129,982 (8,585) 121,397 Investments 129,982 (8,585) 121,397 Total assets 206,002 (8,595) 197,407 Liabilities and stockholders’ equity Current liabilities and long term liabilities 75,335 75,335 Stockholders’ equity 130,667 (8,595) 122,072 Capital 97,148 (6,419) 90,729 Capital reserves 1,996 1,996 Revenue reserves 33,639 (2,176) 31,463 Other comprehensive income (1,209) (1,209) (Treasury shares) (907) (907) Total liabilities and stockholders’ equity 206,002 (8,595) 197,407 61

“NewCo” Balance Sheet (Pro Forma) (In millions of Reais) Balance after Assets spin-off Current assets and long term receivables 10 Cash and cash equivalents 10 Permanent assets 8,585 Investments 8,585 Total assets 8,595 Stockholders’ equity Capital 8,595 Total liabilities and stockholders’ equity 8,595 11. Documents with information on directly-involved companies other than publicly-held companies, including3: a. Risk factors, in accordance with items 4.1 and 4.2 4 of the reference form b. Description of main changes in risk factors in the previous year and expected decrease or increase in risk exposure as a result of the transaction, in accordance with item 5.4 of the reference form5 c. Description of activities, in accordance with items 7.1, 7.2, 7.3 and 7.4 of the reference form d. Description of the economic group, in accordance with item 15 of the reference form e. Description of capital stock, according to 17.1 of the reference form All this information is included in the Company’s Reference Form, taking into account that Itaú Unibanco S.A. is its whole-owned subsidiary. 12. Description of capital and control structure after the transaction, in accordance with item 15 of the reference form The Company’s control structure after the transaction will remain unchanged, in accordance with item 15 of the Company’s Reference Form. Its current fully subscribed and paid-up capital stock is R$ 97,148,000,000.00, represented by 9,804,135,348 book-entry shares, with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares. After the transaction, capital will be reduced by R$ 6,419,000,000.00 as a result of the spin-off corresponding to the investment in XP, totaling R$ 90,729,000,000.00. 3There is no need to provide the information referred to in this item in connection with the companies that meet the following conditions: (i) have no liabilities of any type; and (ii) have shares of other companies involved in the transaction as the sole assets. 4Information on market risks should be provided in accordance with item 5.1 of the reference form until the changes provided by CVM Instruction No. 552, of October 9, 2014, included in Attachment 24 to CVM Instruction No. 480, of December 7, 2009, come into effect on January 1, 2016. 5Informationon market risks should be provided in accordance with item 4.2 of the reference form until the changes provided by CVM Instruction No. 552, of October 9, 2014, included in Attachment 24 to CVM Instruction No. 480, of December 7, 2009, come into effect on January 1, 2016. 62

13. Number, class, and type of securities of each company involved in the transaction held by any other companies involved in the transaction or by persons related to these companies, as defined by the regulations governing public offerings for the purchase of shares The Company holds 100% of the shares issued by Itaú Unibanco S.A. Regarding the Company, controlling stockholders, members of management and fiscal council hold, in aggregate, 4,619,316,567 shares issued by the Company itself (47.12%), of which 4,573,803,088 are common (92.25%) and 45,513,479 are preferred shares (0.94%) as of November 30, 2020. 14. Exposure of any of the companies involved in the transaction, or persons related to these companies, as defined by the regulations governing public offerings for the purchase of shares, in derivatives backed by securities issued by the other companies involved in the transaction. Not applicable. 15. Report covering all the trading in the last six (6) months by the persons indicated below in the securities issued by the companies involved in the transaction: a. Companies involved in the transaction i. Private purchases In the last six (6) months, no private purchases were carried out by the Company or Itaú Unibanco S.A. ii.Private sales In the last six (6) months, no private sales were carried out by the Company or Itaú Unibanco S.A. iii.Purchases in regulated markets In the last six (6) months, no private purchases in regulated markets were carried out by the Company or Itaú Unibanco S.A. iv.Sales in regulated markets In the last six (6) months, no private sales in regulated markets were carried out by the Company or Itaú Unibanco S.A. b. Parties related to the companies involved in the transaction i. Private purchases ii.Private sales iii.Purchases in regulated markets iv.Sales in regulated markets The transactions carried out were duly disclosed and are available on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br), as provided for in Article 11 of CVM Instruction No. 358/02 and the Listing Regulations for Level 1 Corporate Governance of B3. 16. Document through which the Special Independent Committee has submitted its recommendations to the Board of Directors if the transaction has been negotiated in accordance with CVM Guidance Opinion No. 35 of 2008. Not applicable. 63

Attachment II Attachment 21 of CVM Instruction No. 481/09 INFORMATION ON APPRAISERS 1. List the appraisers recommended by management: The management of Itaú Unibanco Holding S.A.(“Company”) has engaged Pricewaterhouse Coopers AuditoresIndependentes, headquartered in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, Torre Torino, 9º, 10º e 13º ao 17º andares, Centro Empresarial Água Branca (“PwC”), enrolled in the National Register of Legal Entities/Ministry of Finance under No.61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No.2SP000160/O-5, to prepare the audit reports on the balance sheets and corresponding notes to the financial statements and appraisal reports of the book value of stockholders’ equity based on the books of the Company and Itaú Unibanco S.A. 2. Describe the qualifications of the recommended appraisers PwC is one of the four largest audit and assurance firms in the world and is present in 157 countries, with over 250,000 professionals committed to providing high-quality services. Present in Brazil since 1915, PwC Brazil has approximately 3,600 professionals in 15 offices located across all Brazilian regions. PwC is the company that audits the balance sheets of the spun-off companies, which makes it more qualified to ascertain the book value of the stockholders’ equity and ensure synergy among the reviews carried out recently. 3. Provide copy of the engagement proposals and fees to be paid to recommended appraisers This information is included in PwC’s Engagement Proposal – SERVICE REQUEST No. 29/2020 IN CONNECTION WITH THE MASTER AGREEMENT (“AGREEMENT”) OF AUDIT AND RELATED SERVICES ENTERED INTO ITAÚ UNIBANCO CONGLOMERATE AND THE SERVICE PROVIDER ON FEBRUARY 10, 2020, which is included in this attachment (please see below). 4. Describe any material relationship existing in the last three (3) years between the recommended appraisers and the company’s related parties, as defined in the accounting standards about this topic. PwC has provided audit and review on the financial statements, review of Reference Forms and other regulatory and recurring audits for the Company and its subsidiaries for the last three years, and it also audit the financial statements of related parties Itaúsa, IUPAR, and Duratex S.A. 64

SOLICITAÇÃO DE SERVIÇO Nº 29/2020 VINCULADA AO CONTRATO MASTER (“CONTRATO”) DE PRESTAÇÃO DE SERVIÇOS DE AUDITORIA E TRABALHOS RELACIONADOS CELEBRADO ENTRE CONGLOMERADO ITAÚ UNIBANCO E CONTRATADA EM 10/02/2020 O Itaú Unibanco Holding S.A., com base no Contrato acima identificado, solicita à Contratada a prestação dos serviços abaixo especificados, observadas as condições seguintes. 1. BENEFICIÁRIA DOS SERVIÇOS ITAÚ UNIBANCO S.A. (“ITAÚ UNIBANCO”), com sede na Praça Alfredo Egydio de Souza Aranha 100, Bairro Jabaquara, São Paulo/SP, inscrito no CNPJ n. 60.701.190/0001-04; ITB HOLDING BRASIL PARTICIPAÇÕES LTDA. (“ITB HOLDING”), com sede na Praça Alfredo Egydio de Souza Aranha 100, Bairro Jabaquara, São Paulo/SP inscrito no CNPJ n. 042.740.16/0001-43; e ITAÚ UNIBANCO HOLDING S.A. (“ITAÚ HOLDING”), com sede na Praça Alfredo Egydio de Souza Aranha 100, Bairro Jabaquara, São Paulo/SP, inscrito no CNPJ n. 60.872.504/0001-23 (em conjunto, “EMPRESAS”), pertencentes ao conglomerado econômico do Itaú Unibanco – que nesse instrumento foi estabelecido e acordado que é representado pelo ITAÚ UNIBANCO HOLDING S.A. (“CONTRATANTE”). 2. RESPONSÁVEL PELOS SERVIÇOS PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES, com sede na capital do Estado de São Paulo, na Avenida Francisco Matarazzo, 1400, inscrita no CNPJ/MF sob o no 61.562.112/0001-20 (“CONTRATADA”). 3. OBJETIVOS Em 31 de dezembro de 2020, a ITB HOLDING realizará uma cisão de parcela de seu patrimônio líquido com bens representados pelas ações detidas de sua participação societária na XP Inc. (“XP”), as quais serão incorporadas pelo ITAÚ UNIBANCO e, após nova cisão desses mesmos bens, serão incorporados pelo ITAÚ HOLDING. O ITAÚ HOLDING realizará cisão das ações da XP e incorporação a uma NewCo em 31 de janeiro de 2021. As operações de cisão e incorporação envolvendo a ITB HOLDING, o ITAÚ UNIBANCO e o ITAÚ HOLDING serão realizadas com base nos saldos apurados nos balanços patrimoniais levantados em 30 de setembro de 2020. Nossos serviços objetivam a emissão de 1) relatórios de auditoria sobre os balanços patrimoniais e respectivas notas explicativas das EMPRESAS na data-base de 30 de setembro de 2020, 2) laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis do ITAÚ HOLDING e ITAÚ UNIBANCO para a data-base de 30 de setembro de 2020, e 3) laudos de avaliação do acervo líquido formado pelas ações detidas pela ITB HOLDING na XP Inc. (“XP”) para a data-base de 31 de dezembro de 2020, as quais serão cindidas pela ITB HOLDING e incorporadas pelo ITAÚ UNIBANCO e posteriormente serão cindidas pelo ITAÚ UNIBANCO e incorporadas pelo ITAÚ HOLDING. 65

Esses relatórios serão parte integrante da documentação a ser preparada pelas EMPRESAS para fins do processo de reorganização societária do Grupo Itaú Unibanco com o objetivo de cindir parcela do patrimônio líquido da ITB HOLDING (representada pelo acervo líquido formado pelas ações detidas junto à XP Inc.) e incorporação ao ITAÚ UNIBANCO em 31 de dezembro de 2020, com posterior cisão dessa mesma parcela de seu patrimônio líquido e incorporação pelo ITAÚ HOLDING também em 31 de dezembro de 2020. Subsequentemente, a parcela incorporada pelo ITAÚ HOLDING representada pela participação na XP Inc. será cindida e incorporada pela Newco em 31 de janeiro de 2021. 4. ESCOPO TÉCNICO E NORMAS APLICÁVEIS Nossos exames serão conduzidos de acordo com as normas profissionais e éticas relativas à auditoria independente aplicáveis no Brasil, ou seja, aquelas emanadas das normas profissionais e técnicas do Conselho Federal de Contabilidade (CFC). Conforme solicitado pela Administração do ITAÚ UNIBANCO, realizaremos nossa auditoria dos balanços patrimoniais das EMPRESAS e suas respectivas notas explicativas (conjuntamente denominadas “informações contábeis”) para a data-base de 30 de setembro de 2020, e emitiremos relatórios sobre as referidas informações contábeis. Adicionalmente, emitiremos laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis do ITAÚ HOLDING e ITAÚ UNIBANCO para a data-base de 30 de setembro de 2020 e laudos de avaliação do acervo líquido formado pelas ações da XP Inc. detidas pelo conglomerado, para a data-base de 31 de dezembro de 2020. Os balanços patrimoniais serão preparados de acordo com as práticas contábeis adotadas no Brasil aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil para o ITAÚ HOLDING e ITAÚ UNIBANCO, e de acordo com as práticas contábeis adotadas no Brasil para a ITB HOLDING. Adicionalmente, os laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis do ITAÚ HOLDING e ITAÚ UNIBANCO para a data-base de 30 de setembro de 2020 e os laudos de avaliação dos acervos líquidos, apurados por meio dos livros contábeis, do ITAÚ UNIBANCO e do ITAÚ HOLDING em 31 de dezembro de 2020 e seus correspondentes anexos, serão preparados de acordo com as práticas contábeis adotadas no Brasil aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil e, no caso da ITB HOLDING, serão preparados de acordo com as práticas contábeis adotadas no Brasil. Nossos laudos serão fundamentados em procedimentos de auditoria aplicados sobre os saldos contábeis do investimento mantido na XP. Estes exames serão conduzidos com o objetivo de suportar os laudos de avaliação mencionados no item 3. Os papéis de trabalho e arquivos por nós criados no decorrer de nossos exames, inclusive os documentos e arquivos eletrônicos, são propriedade exclusiva da CONTRATADA, consoante as normas que regulam o nosso exercício profissional. Todos os relatórios e pareceres e demais documentos criados, produzidos, desenvolvidos, customizados, 66 atualizados e/ou fornecidos ao CONTRATANTE e/ou a qualquer das EMPRESAS listadas nesta SOLICITAÇÃO DE SERVIÇO pela CONTRATADA como resultados dos serviços pertencerão ao CONTRATANTE e/ou as EMPRESAS listadas nesta SOLICITAÇÃO DE SERVIÇO. 5. ETAPAS E CRONOGRAMA DAS ATIVIDADES Os relatórios de auditoria sobre os balanços patrimoniais na data-base de 30 de setembro de 2020 e suas respectivas notas explicativas, e os laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis nessa mesma data-base deverão ser entregues até o dia 31 de dezembro de 2020, desde que os trabalhos de auditoria estejam concluídos e os saldos contábeis das EMPRESAS sejam preparados pela Administração e disponibilizados em forma final para nossos exames com, no mínimo, uma semana de antecedência. Conforme solicitação do ITAÚ UNIBANCO, os laudos de avaliação do acervo líquido formado pelas ações da XP relativos à data-base de 31 de dezembro de 2020, apurado por meio dos livros contábeis da ITB HOLDING, deverão ser emitidos na 2ª. (segunda) quinzena de março de 2021, aproximadamente 1 (uma) semana após disponibilização, para nossa análise, das informações contábeis auditadas da XP Inc., cuja participação societária será envolvida no processo de reorganização societária do Grupo Itaú Unibanco, conforme anteriormente descrito. Emitiremos nossos relatórios de auditoria em forma definitiva após recebermos as cartas de representação da administração e a autorização para sua emissão em forma final. 6. DESCRIÇÃO DAS ENTREGAS Como resultado de nossos trabalhos, emitiremos: 1) relatórios de auditoria sobre aos balanços patrimoniais das EMPRESAS para a database de 30 de setembro de 2020; 2) laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis do ITAÚ HOLDING e ITAÚ UNIBANCO para a data-base de 30 de setembro de 2020; 3) laudos de avaliação em 31 de dezembro de 2020: (i) do acervo líquido formado pelas ações detidas da participação societária da ITB HOLDING na XP, apurado por meio dos livros contábeis da ITB HOLDING; (ii) do acervo líquido do ITAÚ UNIBANCO formado pelas ações a serem incorporadas pelo ITAÚ UNIBANCO relativas à participação societária na XP, apurado por meio dos livros contábeis do ITAÚ UNIBANCO, após a integralização descrita em (i) acima, e 67

(iii) do acervo líquido do ITAÚ UNIBANCO HOLDING formado pelas ações a serem incorporadas pelo ITAÚ UNIBANCO HOLDING relativas à participação societária na XP, apurado por meio dos livros contábeis do ITAÚ UNIBANCO HOLDING, após as integralizações descritas em (i) e (ii) acima.

Serão encaminhadas ao CONTRATANTE, 1 via eletrônica dos referidos relatórios de auditoria e laudos de avaliação patrimonial.

7. HONORÁRIOS

Nossos honorários são estimados com base no tempo gasto pelo pessoal alocado ao trabalho. As taxas horárias individuais variam de acordo com o nível de responsabilidade envolvido e a experiência e habilidade necessárias.

Na hipótese de acontecimentos de fatos extraordinários ou imprevisíveis, tais como, redução dos prazos de entrega dos serviços a pedido do CONTRATANTE, comprovada ineficiência no atendimento do pessoal das EMPRESAS, alteração ou criação de tributos ou requerimentos extras dos órgãos reguladores, de comprovada repercussão nos honorários contratados, a CONTRATADA deverá comunicar ao CONTRATANTE, junto à área auditada, compras e a Unidade de Gestão da Auditoria Externa, mediante notificação escrita formalizada antes da execução dos trabalhos, para aprovação da alteração de honorários pelo Comitê de Auditoria, sob pena de inviabilizar-se eventual cobrança adicional.

Estimamos nossos honorários para este trabalho conforme detalhado a seguir:

Auditoria do Balanço Patrimonial - 30/09/2020	**Honorários (Em R$)**	**Horas estimadas**
ITAÚ UNIBANCO S.A.	503.580,00	1.650
ITAÚ UNIBANCO HOLDING S.A.	296.044,00	970
ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.	146.496,00	480
Laudos de avaliação patrimonial - 30/09/2020		
ITAÚ UNIBANCO S.A.	28.994,00	95
ITAÚ UNIBANCO HOLDING S.A.	28.994,00	95
Laudos de avaliação do acervo líquido - 31/12/2020		
ITAÚ UNIBANCO S.A.	28.994,00	95
ITAÚ UNIBANCO HOLDING S.A.	28.994,00	95
ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.	32.046,00	105

68

Os honorários acima apresentados já incluem os respectivos impostos aplicáveis. Estes, serão faturados após a assinatura desta Solicitação de Serviços pelas partes, considerando as condições previstas na cláusula 3.2.1 do CONTRATO.

São Paulo, 18 de dezembro de 2020.

DocuSigned by:
Emerson Laerte
9501B61A2BE945B...
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

DocuSigned by:
Emerson Laerte
9501B61A2BE945B...
Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

De acordo:

DocuSigned by:
Rachel Fernandes Albuquerque
Itaú Unibanco Holding S.A.
Rachel Fernandes Albuquerque

DocuSigned by:
MARIANA FEITOSA PINHEIRO GASTALDO
Itaú Unibanco Holding S.A.
MARIANA FEITOSA PINHEIRO GASTALDO

Testemunhas:

1) DocuSigned by: Fabio Araujo
Nome: Fabio Araujo
RG.: 294872279

2) DocuSigned by: ROSANGELA APARECIDA ANZOLIN MEIRELLES
Nome: ROSANGELA APARECIDA ANZOLIN MEIRELLES
RG.: 098928641

69

ATTACHMENT III REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION No. 481/09 Pursuant to Article 11, item II of CVM Instruction No. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to amend items 7.1 and 7.1.4, and Article 3, head provision, which will be subject to the resolution of the Company’s Extraordinary General Stockholders’ Meeting called for January 31, 2021. (I) CHANGE OF THE FREQUENCY OF ELECTION AND THE PERIOD OF TERM OF OFFICE FOR THE MEMBERS OF THE AUDIT COMMITTEE Based on Resolution No. 3,198/04 of the National Monetary Council, applied to the Company, which provides for that members of the Audit Committee may have a maximum term of office of five years, the proposal is to change items 7.1 and 7.4 of the Bylaws to reflect the change in the frequency of election and the period of term of office for the members of the Audit Committee from annual to every five years. This change does not cause any economic or legal effects to the Company. (II) CAPITAL REDUCTION The partial spin-off of the Company will result in the transfer of a portion of its stockholders’ equity to Newco and, consequently, in a proportional reduction in its stockholders ‘equity. Accordingly, the Company’s capital stock will total ninety billion seven hundred twenty-nine million Brazilian reais (R$ 90,729,000,000.00), without cancellation of the Company’s shares, from ninety-seven billion, one hundred forty-eight million Brazilian reais (R$ 97,148,000,000.00). The Company’s stockholders will be entitled to shares issued by Newco in the same number, type and proportion of the shares they hold in Itaú Unibanco itself and, therefore, the legal effect of the said spin-off refers to the segregation of the investment and the stockholders’ interest in the two companies, which may produce a positive economic effect driven by unlocking the share value with liquidity gain and with the possibility to increase the market value of these investments. (III) BYLAWS HIGHLIGHTING THE AMENDMENTS PROPOSED ABOVE (according to Article 11, I, of CVM Instruction No. 481/09): Current Wording Article1 – NAME, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo. Article2 - PURPOSE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions. Article3 - CAPITAL AND SHARES - The subscribed and paid-in capital is R$ 97,148,000,000,00 (ninety-seven billion, one hundred forty-eight million reais), represented by 9,804,135,348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, being 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) common and 4,845,844,989 (four billion, eight hundred forty five million, eight hundred forty four thousand nine hundred eighty nine) preferred shares, the latter having no voting rights but with the following advantages: I – priority to receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. Proposed Wording Unchanged. Unchanged. Article3 – CAPITAL AND SHARES- The subscribed and paid-in capital is R$ 90,729,000,000.00 (ninety billion, seven hundred and twenty nine millions), represented by nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight (9,804,135,348) book-entry shares with no par value, being four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) common and four billion, eight hundred forty five million, eight hundred forty four thousand nine hundred eighty nine (4,845,844,989) preferred shares, the latter having no voting rights but with the following advantages: I – priority to receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. 70

3.1. Authorized Capital -The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 13,176,900,000 (thirteen billion, one hundred seventy-six million, nine hundred thousand) shares, being 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) common and 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) preferred shares. Share issues through the Stock Exchanges, public subscription, and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76). 3.2. Purchase of Shares Option - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies. 3.3. Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders. 3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan. 3.5. Acquisition of Voting Rights by the Preferred Shares - The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years. Article4 – GENERAL MEETING- The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand. 4.1. - The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary. 4.2. - Each common share is entitled to one vote in the resolutions of the General Meetings. 4.3. - The following is the exclusive prerogative of the General Meeting: a) decisions with respect to the financial statements and the distribution and allocation of profits; b) decisions with respect to the management report and the Board of Officers’ accounts; c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve alterations of the capital stock, with the provison of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company; f) decide on retained profits or the constitution of reserves; and Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged

g) decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies. Article5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers. 5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation - Management shall receive both compensation and profit sharing pursuant to the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members - In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and preventing any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article6 - BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice-Chairmen chosen by the Directors from among their peers. 6.1. The positions of Chairman or Co-Chairman of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person. 6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy. 6.3. The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged.

Board of Directors. 6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members. 6.5. The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors. 6.6. No individual may be elected to the position of member of the Board of Directors who is 70 (seventy) years of age on the date of his/her election. 6.7.The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members. 6.7.1. Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes. 6.8. It is incumbent on the Board of Directors: I. to establish the general guidelines of the company; II. to elect and remove from office the company’s Officers and establish their functions; III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified; IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call; VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting; VII. to decide on budgets for results and for investments and respective action plans; VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet; Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged.

X. to make decisions on payment of interest on capital; XI. to decide on buy-back operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either cancellation or sale of these shares; XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, as amended; XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors; XIV. to elect and remove the members of the Audit Committee and the Compensation Committee; XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through their reports; XVI. to assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; XVII. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; XVIII. to state a position on the public offerings of shares or other securities by the company; XIX. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.; and XX. to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the later scenario. Article7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas. 7.1.1. The basic conditions for the exercise of a member of the Audit Committee are: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates; b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the Unchanged. 7.1. The Audit Committee shall be comprised of three (3) to seven (7) members, elected by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas. Unchanged.

said persons in section "a".	
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.	Unchanged.
7.1.3. Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment.	Unchanged.
7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3.	7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for a single (1) consecutive term of office, without adhering to the intervening period provided for in item 7.1.3.
7.1.5. The Audit Committee members shall remain in their positions until their successors take office.	Unchanged.
7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	Unchanged.
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee's members, based upon market parameters as well as the budget for covering expenses for the Committee's functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged.
7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body.	Unchanged.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first half of each fiscal year.	Unchanged.
7.4.1. The summary of the Audit Committee's Report, providing the main data, shall be published together with the financial statements.	Unchanged.
Article8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.	Unchanged.
8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.	Unchanged.
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company's compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.	Unchanged.

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8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed. 8.2. It is incumbent on the Compensation Committee to: I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operating of the compensation policy for the company?s members of management; III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting; V. evaluate future internal and external scenarios and their possible impacts on management compensation policy; VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council?s Resolution No. 3,921/2010. 8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws. 8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning. 8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years. Article9 ? BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors. 9.1. The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the positions of Chief Executive Officer, Senior Vice President (?Diretor Geral?), Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged.

9.2. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity by one Senior Vice President (“Diretor Geral”) or by the Vice President appointed by him/her. 9.3. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer. 9.4. The officers shall exercise their terms of office of 1 (one) year, are eligible for reelection and remain in their positions until their successors take office. 9.5. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election. Article10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two Officers, one of them mandatorily the Chief Executive Officer, Senior Vice President (“Diretor Geral”), Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights and be able to without restriction as to the provision in sub-paragraph XVII of item 6.8., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies. 10.1. In case of the head provision, except for the provision in item “(iv)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies. 10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the Company may also be solely represented by one officer. The Board of Directors may anticipate or institute exceptions in addition to those prescribed in sub-item 10.1.1. 10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year. 10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms. 10.3. The Senior Vice Presidents (“Diretores Gerais”), Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors. Article11 – FISCAL COUNCIL- The company will have a Fiscal Council, to function on a permanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election and functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged.

6.404/76. Article12 –FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions. Article13 –ALLOCATION OF NET INCOME– Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows: 13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock; 13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms: a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares; 13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting. Article14 –MANDATORY DIVIDEND–The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law. 14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account. 14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95. Article15 – STATUTORY RESERVE - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. 15.1. The Reserve will be comprised of funds: a) equivalent to at most 100% of the net income for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged. Unchanged.

receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1). 15.2. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, under the terms of Article199 of Law No. 6.404/76. 15.3. The reserve will be separated into different subaccounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders. Article16 – BENEFICIAL OWNERS - The company is prohibited from issuing participation certificates of the Beneficial Owner type. Article17 – LISTING SEGMENT - With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3 the company, its stockholders, members of management and fiscal council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”). Unchanged. Unchanged. Unchanged. Unchanged.

ATTACHMENT IV– A

PROXY TEMPLATE
FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [PROXY], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their proxy, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. ("Company"), at the Company's Extraordinary General Stockholders' Meeting to be held on January 31, 2021, 11: 00 a.m., casting their vote in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City], __________ 2021.

____
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

1. Resolve on the "Protocol and Justification" in which the terms and conditions for the partial spin-off of Itaú Unibanco S.A. are set out, with the merger, into the Company, of the spun-off portion related to the interest of Itaú Unibanco S.A. representing 41.05% of XP Inc.'s capital stock ("Transaction 1"):

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2. Approve the appointment and engagement of PricewaterhouseCoopers AuditoresIndependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders' equity of Itaú Unibanco S.A. to be merged into the Company ("Appraisal Report 1"):

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3. Resolve on the Appraisal Report 1, based on the balance sheet of Itaú Unibanco S.A. as of September 30, 2020:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4. Resolve on Transaction 1, with no increase in the Company's capital stock:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

80

5. If aforementioned items 1 to 4 are approved, then resolve on the “Protocol and Justification” in which the terms and conditions for the partial spin-off of the Company are set out, with reduction of its capital stock and transfer of the spun-off portion representing 41.05% of XP Inc.’s capital stock to a new company (“Newco”) to be incorporated for such purpose on the date this Extraordinary General Stockholders’ Meeting is held (“Transaction 2”): APPROVE REJECT ABSTAIN 6. Approve the appointment and engagement of PricewaterhouseCoopers AuditoresIndependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders’ equity of Itaú Unibanco S.A. to be spun off and transferred to Newco (“Appraisal Report 2”); APPROVE REJECT ABSTAIN 7. Resolve on the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020: APPROVE REJECT ABSTAIN 8. Resolve on Transaction 2 and the resulting set-up of Newco, to be incorporated for such purpose on the date this Extraordinary General Stockholders’ Meeting is held, with the issue of 4,958,290,359 common and 4,845,844,989 preferred shares of Newco to be assigned to the Company’s stockholders in the same proportion of their interest in capital, and approve the draft of Newco’s bylaws, which is attached to the “Protocol and Justification” for Transaction 2: APPROVE REJECT ABSTAIN If item 8 above is approved: 9. Set at three (3) the number of positions to be filled at the Newco’s Board of Directors: APPROVE REJECT ABSTAIN 10. Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders’ Meeting take office: Geraldo José Carbone: APPROVE REJECT ABSTAIN Maria Helena dos Santos Fernandes de Santana: APPROVE REJECT ABSTAIN 81

Roberto Egydio Setubal: APPROVE REJECT ABSTAIN 11. Resolve on the amount allocated to the overall compensation of the members of the Newco’s Board of Officers and Board of Directors in the overall amount of R$ 633,000.00: APPROVE REJECT ABSTAIN 12. Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions: APPROVE REJECT ABSTAIN 13. Amend items 7.1. and 7.1.4 of the Company’s Bylaws to change the frequency of election and period of term of office for the members of the Audit Committee from annual to every five years: APPROVE REJECT ABSTAIN 14. Consolidate the Bylaws by including (i) the amendment mentioned in foregoing item “13”; and (ii) the capital reduction as a result of Transaction 2, in accordance with item 5 hereof. APPROVE REJECT ABSTAIN

ATTACHMENT IV – B

PROXY TEMPLATE
FOR PROXIES MADE AVAILABLE BY THE COMPANY
(FOR HOLDERS OF COMMON SHARES)

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] ("Grantor"), stockholder of Itaú Unibanco S.A. ("Company"), appoint as my proxy(ies):

- **Carla Del Monaco Miele,** married, lawyer, Brazilian Identification RG-SSP/SP No. 34.865.582-4, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 338.094.818-74, OAB/SP No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Company's Extraordinary General Stockholders' Meeting to be held on January 31, 2021 to vote **FOR** the matters contained in the agenda, in accordance with the voting instructions below.
- **Nathalie Kfouri**, Brazilian, single, lawyer, Brazilian Identification RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 368.776.788-42, OAB No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Company's Extraordinary General Stockholders' Meeting to be held on January 31, 2021 to vote **AGAINST** the matters contained in the agenda, in accordance with the voting instructions below.
- **Marcelo Casellato Faria**, Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP n. 18.933.503-8, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, as stockholder of the Company, at the Company's Extraordinary General Stockholders' Meeting to be held on January 31, 2021 to **ABSTAIN** from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor

This proxy shall be valid for this Company's Extraordinary General Stockholders' Meeting only.

São Paulo,____________ 2021.

____
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

Tick the option you want:

1. Resolve on the "Protocol and Justification" in which the terms and conditions for the partial spin-off of Itaú Unibanco S.A. are set out, with the merger, into the Company, of the spun-off portion related to the interest of Itaú Unibanco S.A. representing 41.05% of XP Inc.'s capital stock ("Transaction 1"):

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2. Approve the appointment and engagement of PricewaterhouseCoopers AuditoresIndependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders' equity of Itaú Unibanco S.A. to be merged into the Company ("Appraisal Report 1"):

APPROVE	REJECT	ABSTAIN

83

3. Resolve on the Appraisal Report 1, based on the balance sheet of Itaú Unibanco S.A. as of September 30, 2020: APPROVE REJECT ABSTAIN 4. Resolve on Transaction 1, with no increase in the Company’s capital stock: APPROVE REJECT ABSTAIN 5. If aforementioned items 1 to 4 are approved, then resolve on the “Protocol and Justification” in which the terms and conditions for the partial spin-off of the Company are set out, with reduction of its capital stock and transfer of the spun-off portion representing 41.05% of XP Inc.’s capital stock to a new company (“Newco”) to be incorporated for such purpose on the date this Extraordinary General Stockholders’ Meeting is held (“Transaction 2”): APPROVE REJECT ABSTAIN 6. Approve the appointment and engagement of PricewaterhouseCoopers AuditoresIndependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders’ equity of the Company to be spun off and transferred to Newco (“Appraisal Report 2”); APPROVE REJECT ABSTAIN 7. Resolve on the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020: APPROVE REJECT ABSTAIN 8. Resolve on Transaction 2 and the resulting set-up of Newco, to be incorporated for such purpose on the date this Extraordinary General Stockholders’ Meeting is held, with the issue of 4,958,290,359 common and 4,845,844,989 preferred shares of Newco to be assigned to the Company’s stockholders in the same proportion of their interest in capital, and approve the draft of Newco’s bylaws, which is attached to the “Protocol and Justification” for Transaction 2: APPROVE REJECT ABSTAIN If item 8 above is approved: 9. Set at three (3) the number of positions to be filled at the Newco’s Board of Directors: APPROVE REJECT ABSTAIN 10. Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders’ Meeting take office: 84

Geraldo José Carbone: APPROVE REJECT ABSTAIN Maria Helena dos Santos Fernandes de Santana: APPROVE REJECT ABSTAIN Roberto Egydio Setubal: APPROVE REJECT ABSTAIN 11. Resolve on the amount allocated to the overall compensation of the members of the Newco’s Board of Officers and Board of Directors in the overall amount of R$ 633,000.00: APPROVE REJECT ABSTAIN 12. Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions: APPROVE REJECT ABSTAIN 13. Amend items 7.1. and 7.1.4 of the Company’s Bylaws to change the frequency of election and period of term of office for the members of the Audit Committee from annual to every five years: APPROVE REJECT ABSTAIN 14. Consolidate the Bylaws by including (i) the amendment mentioned in foregoing item “13”; and (ii) the capital reduction as a result of Transaction 2, in accordance with item 5 hereof. APPROVE REJECT ABSTAIN 85

ATTACHMENT IV – C INFORMATION ON ATTACHMENT 23 TO CVM INSTRUCTION No. 481/09 1. Inform the name of the company Itaú Unibanco Holding S.A. 2. Inform the matters for which the proxy is being requested Matters indicated in the Call Notice pertaining to this Manual. 3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing: a. Name and address Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902. b. Since when you are a stockholder of the Company Not applicable. c. Number and percentage of shares of each type and class of ownership Not applicable. d. Number of shares taken in a loan Not applicable. e. Total exposure in derivatives denominated in shares of the Company Not applicable. f. Relations of a corporate, business or family nature existing or maintained over the past three years with the Company or parties related to the Company, as governed by the accounting rules covering the matter Not applicable. 4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under common control or affiliates, have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question Proxies were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s attending the Meeting, without any special interest in the approval of the matters. 5. Inform the estimated cost of requesting a proxy The cost of requesting a proxy is insignificant. 6. Inform whether (a) the Company has defrayed the costs of requesting a proxy or (b) its requester will seek reimbursement of costs from the Company The cost of requesting a proxy was fully covered by the Company. 7. Inform: a) the address to which the proxy should be sent after it is signed; 86

In order to make the work at General Stockholders’ Meeting easier, the Company suggests that stockholders represented by proxies send a copy of the proxy and other documents listed in the Call Notice by January 28, 2021, 12 noon, to the email address: drinvest@itau-unibanco.com.br. b) in the event the Company accepts proxies via the World Wide Web, the instructions to grant the proxy; The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No.481/09, as amended, as well as the best market practices. Accordingly, stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be resolved on at the Meeting. • by remote voting form sent directly to the Company; or • by form completion instructions transmitted to service providers, as follows: a) to the stockholders’ custody agent, if shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., as the financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the voting form directly to the Company Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below to email drinvest@itau-unibanco.com.br by January 24, 2021: (i) the voting form duly filled, initialized, and signed (signature notarized by a public notary’s office, consularization and a sworn translation of documents in foreign languages not required); and (ii) ID document – for Legal Entities: a notarized copy of the articles of association/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID documentation of these representatives; and for Individuals: a notarized copy of the ID document bearing the Stockholder’s picture. Documents issued abroad are required to be consularized or apostilled and be accompanied by the respective sworn translation. Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the stockholder at the electronic address stated in the voting form. Stockholders forwarding the form to service providers Alternatively, stockholders may choose to exercise their remote voting right through service providers, transmitting their voting instructions to their custody agents or bookkeeper, subject to the rules determined by the latter. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by the latter, as well as the documents requested accordingly. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate is described on website: https://www.itau.com.br/investmentservices/assembleia-digital/ ITAÚ CORRETORA DE VALORES S.A. 3003-9285 (capital city and metropolitan regions) 0800 7209285 (other locations) Client Service opens on business days from 9: 00 a.m. to 6: 00 p.m. Email: atendimentoescrituracao@itau-unibanco.com.br Stockholders should transmit the form completion instructions to the service providers by January 24, 2021, unless otherwise indicated by the latter. 87

Itaú Unibanco Holding S.A. Accounting information at September 30, 2020 and independent auditor’s report 88

Independent auditor’s report To Management Itaú Unibanco Holding S.A. Opinion We have audited the accounting information of Itaú Unibanco Holding S.A. (“Bank”), which comprise the balance sheet as at September 30, 2020 and notes to the accounting information, including a summary of significant accounting policies. In our opinion, the accounting information referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at September 30, 2020, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Bank’s Accounting information” section of our report. We are independent of the Bank in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Emphasis We call your attention to Notes 1 and 8 (c) to the accounting information, which refers to the reorganization conducted by the management of the Itaú Unibanco Conglomerate, by spinning-off the XP Inc. shares (“XP shares”) held by ITB Holding Brasil Participações Ltda., to merge with Itaú Unibanco S.A. on December 31, 2020 and subsequent spin-off of that same portion of its stockholders’ equity for merger into Itaú Unibanco Holding S.A. On January 31, 2021, Itaú Unibanco Holding S.A. will spin off XP shares and subsequently merge with a company to be incorporated (“Newco”). Our opinion is not being modified in relation to this matter. Responsibilities of management and those charged with governance for the Bank’s accounting information Management is responsible for the preparation and fair presentation of the Bank’s accounting information in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as Management determines is necessary to enable the preparation of accounting information that are free from material misstatement, whether due to fraud or error. In preparing the Bank’s accounting information, Management is responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and 89 using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank are responsible for overseeing the financial reporting process. Auditor’s responsibilities for the audit of the Bank’s accounting information Our objectives are to obtain reasonable assurance about whether the Bank’s accounting information, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these accounting information. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the Bank’s accounting information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Bank accounting information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the Bank’s accounting information, including the disclosures, and whether the accounting information represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the accounting information of the entities or business activities within the Bank to express an opinion on the parent company accounting information. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. 90

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. São Paulo, December 23, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 91

ITAÚ UNIBANCO HOLDING S.A. Management Report To our Stockholders We are pleased to present the Accounting Information of Itaú Unibanco Holding S.A., for the base date 09/30/2020 for balance sheet accounts, in accordance with the regulations established by the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). São Paulo, December 23, 2020. Executive Board 92

ITAÚ UNIBANCO HOLDING S.A. BOARD OF DIRECTORS Co-Chairmen Pedro Moreira Salles Roberto Egydio Setubal Vice President Ricardo Villela Marino Members Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Fábio Colletti Barbosa Frederico Trajano Inácio Rodrigues Gustavo Jorge Laboissière Loyola João Moreira Salles José Galló Marco Ambrogio Crespi Bonomi Pedro Luiz Bodin de Moraes AUDIT COMMITTEE Chairman Gustavo Jorge Laboissière Loyola Members Antonio Carlos Barbosa de Oliveira Antonio Francisco de Lima Neto Diego Fresco Gutierrez Luciana Pires Dias Otavio Yazbek Rogério Paulo Calderón Peres FISCAL COUNCIL Chairman José Caruso Cruz Henriques Members Alkimar Ribeiro Moura Eduardo Azevedo do Valle Accountant Arnaldo Alves dos Santos CRC 1SP210058/O-3 BOARD OF EXECUTIVE OFFICERS Chief Executive Officer Candido Botelho Bracher Senior Vice Presidents (“Diretores Gerais”) Caio Ibrahim David Márcio de Andrade Schettini Executive Vice-Presidents André Sapoznik Claudia Politanski Milton Maluhy Filho Executive Officers Alexsandro Broedel Lopes Fernando Barçante Tostes Malta Leila Cristiane Barboza Braga de Melo Paulo Sergio Miron Officers Adriano Cabral Volpini Álvaro Felipe Rizzi Rodrigues Andre Balestrin Cestare Daniel Sposito Pastore (2) Emerson Macedo Bortoloto Gilberto Frussa José Virgilio Vita Neto Renato Barbosa do Nascimento Renato da Silva Carvalho Renato Lulia Jacob (1) Sergio Mychkis Goldstein Tatiana Grecco Teresa Cristina Athayde Marcondes Fontes (2) (1) Investor Relations and Market Intelligence Officer (2) Elected in the Board of Directors’ meeting held on November 26, 2020, approved by the Central Bank of Brazil (BACEN) on D 93

ITAÚ UNIBANCO HOLDING S.A. Balance Sheet (In millions of Reais) Assets Note 09/30/2020 Current assets and long term receivables 76,020 Cash and cash equivalents 2a 262 Interbank investments 2b 68,836 Interbank deposits -68,836 Securities and derivative financial instruments 2c and 2d210 Own portfolio -188 Derivative financial instruments -22 Other receivables -6,683 Deferred tax assets 42,383 Income receivable89 Deposits in guarantee for contingent, provisions and legal obligations 77 Sundry 3a4,134 Other assets 2e29 Prepaid expenses 29 Permanent assets -129,982 Investments 2f and 6129,982 Total assets 206,002 Liabilities and stockholders’ equity Current liabilities and long term liabilities 75,335 Funds from acceptances and issuance of securities 3b 8,509 Foreign loans through securities 8,509 Other liabilities -66,826 Social and statutory1,391 Tax and social security obligations 2g and 2h509 Subordinated debt 3b39,059 Provisions civil and labor 226 Provision for deferred income tax and social contribution 4223 Debt instruments eligible as capital 3b24,904 Sundry514 Stockholders’ equity130,667 Capital 597,148 Capital reserves -1,996 Revenue reserves -33,639 Other comprehensive income 2c and 2d (1,209) (Treasury shares) -(907) Total liabilities and stockholders’ equity - 206,002 The accompanying notes are an integral part of these accounting information 94

ITAÚ UNIBANCO HOLDING S.A. Notes to the Accounting Information At 09/30/2020 for balance sheet accounts (In millions of Reais) Note 1 – Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. Accounting information of ITAÚ UNIBANCO HOLDING was prepared in accordance with the Brazilian Corporate Law, including the amendments introduced by Law No. 11.638, of 12/28/2007, and Law No. 11.941, of 5/27/2009 in line, when applicable, with the regulations of the Central Bank of Brazill (BACEN) and the National Monetary Council (CMN), which include accounting practices and estimates relate to the recognition of provisions. As determined by BACEN, Accounting Information of ITAÚ UNIBANCO HOLDING comprise the consolidation of its overseas offices. This Accounting Information was prepared as of September 30, 2020 with the purpose of being part of the supporting documentation of the corporate reorganization process, with a partial spin-off of the amount corresponding to the investment in XP Inc. in ITB Holding Brasil Participações Ltda. the company to NewCo. These Accounting Information were approved by the Management on December 23, 2020. 95

Note 2 - Significant accounting policies a) Cash and cash equivalents – It is defined as cash, current accounts with banks and financial investments with maturity equal to or shorter than 90 days. b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; · Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity; · Held to maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; · Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. 96

e) Other assets - They are comprised of Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. f) Investments - Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. · Subsidiaries: companies under the control of ITAÚ UNIBANCO HOLDING. g) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings - these are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the Balance Sheet under Other Liabilities;· Possible: which are disclosed in the Accounting Information, but no provision is recorded;· Remote: :which require neither a provision nor disclosure. Contingent assets are not recognized in the Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. h) Income Tax and Social Contribution - There are two components of the provision for income tax and social contribution: current and deferred The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. i) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) is recognized in the balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually by na independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. 97

Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur. j) Foreign currency translation I - Functional and presentation currency The Accounting Information of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders’ Equity. Note 3 – Breakdown of accounts a) Other receivables - Sundry: Basically composed of Taxes and Contributions for Offset R$ 3,290 and Deposits in Guarantee of R$ 77. b) Subordinated debt and Debt Instruments Eligible as Capital: In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes with amount R$ 7,126, with maturity from 31 to 180 days and R$ 31,933, with maturity over 365 days, totaling R$ 39,059, and Debt Instruments Eligible as Capital in the amount of R$ 24,904 with maturity over 365 days. Note 4 - Taxes ITAÚ UNIBANCO HOLDING calculates separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS 0.65% Additional income tax 10.00% COFINS 4.00% Social contribution on net income (1) 20.00% ISS up to 5.00% (1) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. Deferred taxes In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 2,383 and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 2,169, Administrative provisions of R$ 60, Provisions for legal, Tax and social security risks of R$ 97, the realization of which is contingent upon the outcome of the respective lawsuits and Adjustments to fair value of available for sale securities of R$ 8. In ITAÚ UNIBANCO HOLDING, Provisions for Deferred Income Tax and Social Contribution totaled R$ 223 and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 6, Adjustments to fair value of trading securities and derivative financial instruments of R$ 11 and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 189. 98

The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are:

Year of realization	Deferred tax assets						Provision for deferred income tax and social contribution	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%				
2020	15	7%	184	8%	199	9%	-	0%	199	9%
2021	52	24%	237	11%	289	12%	(9)	4%	280	13%
2022	11	5%	170	8%	181	8%	(5)	2%	176	8%
2023	4	2%	193	9%	197	8%	(10)	5%	187	9%
2024	4	2%	198	9%	202	8%	(4)	2%	198	9%
after 2024	128	60%	1,187	55%	1,315	55%	(195)	87%	1,120	52%
Total	**214**	**100%**	**2,169**	**100%**	**2,383**	**100%**	**(223)**	**100%**	**2,160**	**100%**
Present Value (*)	**212**		**2,023**		**2,235**		**(199)**		**2,036**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

At 09/30/2020 there are no unrecognized deferred tax assets

Note 5 - Stockholders' equity

Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

Note 6 - Investments - Change of investments

Companies	Capital	Stockholders' equity	Net Income / (Loss) for the period	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital 09/30/2020 (%)		Balance at 09/30/2020
				Common	Preferred	Quotas	Voting	Share	
In Brazil									**121,934**
Itaú Unibanco S.A.	71,925	103,412	5,629	3,265,334,858	3,162,476,355	-	100.00%	100.00%	103,359
Banco Itaucard S.A.	5,428	10,467	(490)	237,962,639,781	1,277,933,118	-	99.99%	99.99%	10,417
Banco Itaú BBA S.A.	1,490	3,358	659	4,474,435	4,474,436	-	99.99%	99.99%	3,358
Itaú Consult. de Valores Mobiliários e Part. S.A.	1,400	2,913	271	548,954	1,097,907	-	100.00%	100.00%	2,913
Itaú Corretora de Valores S.A.	802	1,887	373	27,482,523	811,503	-	99.99%	99.99%	1,887
Foreign									**8,048**
Itaú CorpBanca	13,362	16,646	(3,033)	115,039,610,411	-	-	22.45%	22.45%	3,985
BICSA Holdings, Ltd.	1,020	875	127	-	-	180,860,747	100.00%	100.00%	2,829
Banco Itaú Uruguay S.A.	593	2,829	485	4,465,133,954	-	-	100.00%	100.00%	865
OCA S.A.	20	369	131	1,503,496,740	-	-	100.00%	100.00%	369
Grand total									**129,982**

Note 7 – Related Parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

The principal related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;
- The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. (1) and Alpargatas S.A.;
- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.;
- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored

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by ITAÚ UNIBANCO HOLDING, created exclusively for employees;

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups;

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Fundação Itaú para a Educação e Cultura (2) – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

  Instituto Itaú Cultural (3) – promotes and disseminates Brazilian culture in the country and abroad.

  Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

  Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions.

  Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

(1) Entity merged into Itaúsa S.A.

(2) New legal name of Fundação Itaú Social after merger of Instituto Itaú Cultural.

(3) Entity merged into Fundação Itaú para a Educação e Cultura.

Transactions with related parties:

	ITAÚ UNIBANCO HOLDING	
	Annual rate	Assets / (Liabilities) 09/30/2020
Interbank investments		**69,048**
Itaú Unibanco S.A. Nassau Branch	2.52% to 6.50%	58,921
Itaú Unibanco S.A. Grand Cayman Branch	5.83% to 6.31%	9,907
Other	1.9%	220
Funds from acceptances and issuance of securities		**(2)**
Itaú Unibanco S.A. Nassau Branch		(2)
Amounts receivable (payable)		**(62)**
Itaú Corretora de Valores S.A.		(1)
Itaú Unibanco S.A. Nassau Branch		(74)
Other		13
Donation		**(500)**
Fundação Itaú para a Educação e Cultura		(500)

Note 8 – Supplementary information

a) "Coronavirus" COVID-19 relief efforts

ITAÚ UNIBANCO HOLDING is monitoring the economic effects of this pandemic in Brazil and the other countries where it operates, which may adversely affect its results. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up, which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic.

Thus, until the date of this disclosure, ITAÚ UNIBANCO HOLDING identified impacts on the pricing of its financial instruments, resulting from high volatility in the markets.

It is worth noting that ITAÚ UNIBANCO HOLDING maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Accounting Information.

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b) A R$ 1 billion donation for the novel Coronavirus relief efforts in Brazil In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, aiming at combating the novel Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming. c) Subsequent Event On November 03, 2020, ITAÚ UNIBANCO HOLDING disclosed Material Fact, available on the website www.itau.com.br/investor-relations , informing its shareholders and the market in general that it has been holding internal discussions about the future of its investment in XP Inc. (“XP”), a company based in the Cayman Islands and listed on Nasdaq. In this context, ITAÚ UNIBANCO HOLDING informed it was at an advanced stage of analyzing and discussing the possibility of segregating this business line from the conglomerate into a new company, by spinning-of companies from the forementioned conglomerate with part of its equity, represented by shares which are equivalent of 41.05% of XP’s capital, into the new company. After the spin-off, ITAÚ UNIBANCO HOLDING´s shareholders would receive an equity interest in the new company, whose only asset would be the business line represented by these shares of XP. The new company would be listed on the stock exchange and would become part of the XP Shareholders’ Agreement. If it were decided to move forward with this plan, it would not take place before December 31, 2020. This study also provided for the possibility of selling the remainder of the shares issued by XP held by ITAÚ UNIBANCO HOLDING, corresponding to 5% of XP’s share capital, in order to monetize part of its investment, which would generate an increase in the Basel III Common Equity Tier I Capital. Such sale, if completed, and depending on the applicable market conditions, would be implemented through one or more public offers on Nasdaq or any other stock exchange on which XP has its shares or depositary receipts listed. On November 26, 2020, the Company’s Board of Directors has today approved the segregation of this line of business of the ITAÚ UNIBANCO HOLDING conglomerate into a new company (“Newco”), by spinning off companies of the ITAÚ UNIBANCO HOLDING conglomerate, with the spun off portion, representing 41.05% of the capital of XP (“Investment in XP”), being transferred to Newco. The spin-off from the Company shall be the subject of deliberations by the General Meeting of Shareholders and, once approved, the shareholders of ITAÚ UNIBANCO HOLDING will thereafter also have an equity holding in Newco, whose sole asset will be the Investment in XP. The portion to be spun off of ITAÚ UNIBANCO HOLDING totals R$ 8,595 based on the balances calculated at September 30, 2020. On December 2, 2020 ITAÚ UNIBANCO HOLDING sold the shares issued by XP Inc. (“XP”) held by its subsidiary ITB Holding Brasil Participações Ltda., representing 4.4% of XP’s capital stock, by way of the public offering held on Nasdaq, the stock exchange on which XP’s shares are listed (“Transaction”), totalizing US$ 935 million. Simultaneously with this Transaction, XP performed a primary issue of US$ 272 million and ITAÚ UNIBANCO HOLDING became the holder, directly or indirectly, of 41.1% of XP’s total capital, generating a result in the primary subscription estimated at R$ 537 million. After the green shoe exercise, the total amount might reach US $ 1.052 billion equivalent to 5% of XP total capital. If the green shoe is fully exercised ITAÚ UNIBANCO HOLDING will become the holder, directly or indirectly, of 40.5% of XP’s total capital. 101

Itaú Unibanco S.A. Accounting information at September 30, 2020 and independent auditor’s report 102

Independent auditor’s report To Management Itaú Unibanco S.A. Opinion We have audited the accounting information of Itaú Unibanco S.A. (“Bank”), which comprise the balance sheet as at September 30, 2020 and notes to the accounting information, including a summary of significant accounting policies. In our opinion, the accounting information referred to above present fairly, in all material respects, the financial position of Itaú Unibanco S.A. as at September 30, 2020, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Bank’s Accounting Information” section of our report. We are independent of the Bank in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Emphasis We call your attention to Notes 2 and 15 (e) to the accounting information, which refers to the reorganization conducted by the management of the Itaú Unibanco Conglomerate, by spinning-off the XP Inc. shares (“XP shares”) held by ITB Holding Brasil Participações Ltda., to merge with Itaú Unibanco S.A. on December 31, 2020 and subsequent spin-off of that same portion of its stockholders’ equity for merger into Itaú Unibanco Holding S.A. On January 31, 2021, Itaú Unibanco Holding S.A. will spin off XP shares and subsequently merge with a company to be incorporated (“Newco”). Our opinion is not being modified in relation to this matter. Other information accompanying the accounting information and the audit report The Bank’s management is responsible for the other information that comprises the Management Report. Our opinion on the Bank’s accounting information does not cover the Management Report, and we do not express any form of audit conclusion regarding such report. In connection with the audit of the accounting information, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the 103 accounting information or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the Bank’s accounting information Management is responsible for the preparation and fair presentation of the Bank’s accounting information in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as Management determines is necessary to enable the preparation of accounting information that are free from material misstatement, whether due to fraud or error. In preparing the Bank’s accounting information, Management is responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank are responsible for overseeing the financial reporting process. Auditor’s responsibilities for the audit of the Bank’s accounting information Our objectives are to obtain reasonable assurance about whether the Bank’s accounting information, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these accounting information. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the Bank’s accounting information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Bank accounting information or, if such disclosures are 104 inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the Bank’s accounting information, including the disclosures, and whether the accounting information represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the accounting information of the entities or business activities within the Bank to express an opinion on the parent company accounting information. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, December 23, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 105

ITAÚ UNIBANCO S.A. MANAGEMENT REPORT To our Stockholders: We are pleased to present the Accounting Informations of Itaú Unibanco S.A., for the base date 09/30/2020 for balance sheet accounts, in accordance with the regulations established by the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). ASSETS AND FUNDS RAISED Assets totaled R$ 1,534,749 million and were substantially formed by R$ 807,422 million of Interbank Investments, Securities and Derivative Financial Instruments, R$ 330,026 million of Loan and Lease Operation and Other Credits and R$ 107,770 million of Investments in Associates and Subsidiaries. Raised and Managed funds represented R$ 1,289,282 million. CIRCULAR Nº 3.068/01 – BACEN Itaú Unibanco S.A. represents to have financial capacity and intention to hold the securities thus classified until maturity, in the amount of R$ 41,191 million, accounting for only 11.4% of the total Securities and Derivative Financial Instruments. ACKNOWLEDGEMENTS We thank our employees, for the commitment and talent that allow us to obtain consistent results, and our customers and shareholders, for the trust that is placed on us. São Paulo, December 23, 2020. Management 106

ITAÚ UNIBANCO S.A. Senior Vice President (“Diretores Gerais”) Caio Ibrahim David Márcio de Andrade Schettini Executive Vice-Presidents André Sapoznik Claudia Politanski Milton Maluhy Filho Executive Officers Alexandre Grossmann Zancani Alexsandro Broedel Lopes André Luís Teixeira Rodrigues Carlos Fernando Rossi Constantini Carlos Orestes Vanzo Carlos Rodrigo Formigari Christian George Egan Cristiano Guimarães Duarte Fernando Barçante Tostes Malta Flávio Augusto Aguiar de Souza Leila Cristiane Barboza Braga de Melo Luís Eduardo Gross Siqueira Cunha Marcos Antônio Vaz de Magalhães Paula Magalhães Cardoso Neves Ricardo Ribeiro Mandacaru Guerra Sergio Guillinet Fajerman Officers Adriana Maria dos Santos Adriano Cabral Volpini Adriano Maciel Pedroti Alessandro Anastasi Alexandre Borin Ribeiro Álvaro de Alvarenga Freire Pimentel (2) Álvaro Felipe Rizzi Rodrigues Ana Lúcia Gomes de Sá Drumond Pardo Andre Balestrin Cestare André Henrique Caldeira Daré Andrea Carpes Blanco Atilio Luiz Magila Albiero Junior Badi Maani Shaikhzadeh Bruno Bianchi Bruno Machado Ferreira Carlos Augusto Salamonde Carlos Eduardo de Almeida Mazzei Carlos Eduardo Mori Peyser Carlos Henrique Donegá Aidar Cintia Carbonieri Fleury de Camargo Claudio César Sanches Cláudio José Coutinho Arromatte Daniel Nascimento Goretti (2) Daniel Sposito Pastore (1) Danilo Aleixo Caffaro Eduardo Cardoso Armonia Eduardo Corsetti Eduardo Esteban Mato Amorin Officers (continued) Eduardo Hiroyuki Miyaki Eduardo Queiroz Tracanella Emerson Savi Junqueira Emilio Pedro Borsari Filho Eric André Altafim Estevão Carcioffi Lazanha Fabiana Pascon Bastos Fábio Napoli Fabíola Bianca Gonçalves Lima Marchiori Felipe de Souza Wey Felipe Weil Wilberg Fernando Della Torre Chagas Fernando Julião de Souza Amaral Fernando Kontopp de Oliveira Flavio Ribeiro Iglesias Francisco Vieira Cordeiro Neto Gabriel Guedes Pinto Teixeira Gabriela Rodrigues Ferreira Gilberto Frussa Guilhermo Luiz Bressane Gomes Gustavo Andres Gustavo Trovisco Lopes João Filipe Fernandes da Costa Araujo José de Castro Araújo Rudge Filho José Virgilio Vita Neto Laila Regina de Oliveira Pena de Antonio Leandro Roberto Dominiquini Leon Gottlieb Lineu Carlos Ferraz de Andrade Luís Fernando Staub Luiz Felipe Monteiro Arcuri Trevisan Luiz Fernando Butori Reis Santos Luiz Severiano Ribeiro Manoela Varanda Márcio Luís Domingues da Silva Marco Antonio Sudano Marcos Alexandre Pina Cavagnoli Mário Lúcio Gurgel Pires Mario Magalhães Carvalho Mesquita Matias Granata Milena de Castilho Lefon Martins Moisés João do Nascimento Oderval Esteves Duarte Filho Pedro Barros Barreto Fernandes Renata Cristina de Oliveira Renato Cesar Mansur Renato da Silva Carvalho Renato Lulia Jacob Ricardo Nuno Delgado Gonçalves Rodnei Bernardino de Souza Rodrigo Jorge Dantas de Oliveira Rodrigo Rodrigues Baia Rogerio Vasconcelos Costa Sergio Mychkis Goldstein Tatiana Grecco Teresa Cristina Athayde Marcondes Fontes (1) Thales Ferreira Silva Thiago Luiz Charnet Ellero Valéria Aparecida Marretto Vanessa Lopes Reisner Wagner Bettini Sanches (1) Elected at the A/ESM of November 11, 2020, approved by Central Bank of Brazil (BACEN) on 12/04/2020 (2) Elected at the A/ESM of November 11, 2020, in phase of approval by BACEN Accountant Arnaldo Alves dos Santos CRC 1SP210058/O-3 Head Office: Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal - São Paulo - SP 107

ITAÚ UNIBANCO S.A. Balance Sheet (In Millions of Reais) Assets Notes 09/30/2020 Current assets and Long term receivables 1,416,304,481 Cash and cash equivalents 3a 66,148,231 Interbank investments 3b and 4 398,751,599 Money market 296,475,255 Interbank deposits 102,276,344 Securities and derivative financial instruments 3c, 3d and 5 362,455,314 Own portfolio 164,342,142 Subject to repurchase commitments 33,340,530 Pledged in guarantee 8,926,671 Deposited with the Central Bank of Brazil 6,472,046 Securities under resale agreements with free movement 60,734,186 Derivative financial instruments 88,639,739 Interbank accounts 106,571,882 Pending settlement 18,552,039 Central Bank of Brazil deposits 3b 87,950,146 National Housing System (SFH) 4,743 Correspondents 64,954 Loan, lease and other credit operations 3e, 3f and 6 296,780,216 Operations with credit granting characteristics 324,303,367 (Provision for Loan Losses) (27,523,151) Other receivables 183,954,470 Deferred tax assets 10a I 50,560,140 Sundry 9a 133,394,330 Other assets 3g 1,642,769 Other assets 576,016 (Valuation allowance) (387,472) Prepaid expenses 1,454,225 Permanent assets 118,444,163 Investments 107,921,576 Investments in associates and subsidiaries 3h and 11 107,770,123 In Brazil 92,708,651 Foreign 15,061,472 Other investments 226,941 (Allowance for losses) (75,488) Real estate 3i4,556,884 Fixed assets 3,347,510 Other fixed assets 11,229,525 (Accumulated depreciation) (10,020,151) Intangible assets 3j5,965,703 Other Intangible assets 12,435,273 (Accumulated amortization) (6,469,570) Total assets 1,534,748,644 The accompanying notes are an integral part of these financial statements. 108

ITAÚ UNIBANCO S.A.
Balance Sheet
(In Millions of Reais)

Liabilities and stockholders' equity	Notes	09/30/2020
Current and Long term liabilities		**1,430,940,447**
Deposits	**3b and 7**	**685,108,144**
Demand deposits		80,752,159
Savings deposits		152,534,391
Interbank deposits		85,032,598
Time deposits		366,788,996
Deposits received under securities repurchase agreements	**3b and 7**	**360,435,577**
Own portfolio		33,049,088
Third-party portfolio		233,375,209
Free portfolio		94,011,280
Funds from acceptances and issuance of securities	**3b and 7**	**88,989,040**
Real estate, mortgage, credit and similar notes		74,896,814
Foreign loans through securities		13,097,661
Funding from structured operations certificates		994,565
Interbank accounts		**6,554,423**
Pending settlement		4,283,110
Correspondents		2,271,313
Interbranch accounts		**10,170,030**
Third-party funds in transit		10,061,081
Internal transfer of funds		108,949
Borrowing and onlending	**3b and 7**	**58,762,767**
Borrowing		47,401,467
Onlending		11,361,300
Derivative financial instruments	**3d and 5c**	**83,053,810**
Other liabilities		**137,866,656**
Provision for deferred income tax and social contribution	10a II	2,328,669
Sundry	9c	135,537,987
Deferred income		**396,817**
Stockholders' equity	**12**	**103,411,380**
Capital		71,925,426
Capital reserves		745,825
Revaluation reserves		4,951
Revenue reserves		30,936,651
Other comprehensive income	3c, 3d and 3n	(201,473)
Total liabilities and stockholders' equity		**1,534,748,644**

The accompanying notes are an integral part of these financial statements.

109

ITAÚ UNIBANCO S.A. Notes to the Accounting Informations At 09/30/2020 for Balance Sheet Accounts (In Millions of Reais) Note 1 – Operations Itaú Unibanco S.A. (ITAÚ UNIBANCO) is a corporation which purpose is the banking activity in all authorized modalities, including those of foreign exchange operations, operating as a multiple bank, through its commercial, investment,loan, financing and investment, real estate lending, and leasing portfolios. ITAÚ UNIBANCO’s operations are conducted in the context of a group of institutions that operate in an integrated manner in the financial market, led by Itaú Unibanco Holding S.A. The benefits of the services provided between these institutions and the corresponding costs are absorbed according to the practicability and reasonableness attributed to them. These accounting informations were approved by the Board of Directors on December 23, 2020. Note 2 – Presentation of the Accounting Informations Accounting information of ITAÚ UNIBANCO was prepared in accordance with the Brazilian Corporate Law, including the amendments introduced by Law No. 11.638, of 12/28/2007, and Law No. 11.941, of 5/27/2009 in line, when applicable, with the regulations of the Central Bank of Brazill (BACEN) and the National Monetary Council (CMN), which include accounting practices and estimates relate to the recognition of provisions. As determined by BACEN, Accounting Information of ITAÚ UNIBANCO comprise the consolidation of its overseas offices. As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Note 5a) are shown in the Balance Sheet under Current Assets, regardless of their maturity dates. This Accounting Information was prepared as of September 30, 2020 with the purpose of being part of the supporting documentation of the corporate reorganization process, with a partial spin-off of the amount corresponding to the investment in XP Inc. in ITB Holding Brasil Participações Ltda. to Itaú Unibanco Holding S.A. Note 3 – Significant Accounting Policies a) Cash and cash equivalents - It is defined as cash, current accounts with banks and financial investments with maturity equal to or shorter than 90 days. b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities- Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: • Trading Securities - Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; • Available for Sale securities - Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity; 110

• Held to Maturity securities - Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. The effects of the application of the procedures described above in the subsidiary companies of ITAÚ UNIBANCO, which are reflected in their respective stockholders’ equity or income and expense accounts, were likewise recorded in stockholders’ equity or equity in earnings in the statement of income, in proportion to ownership percentage. Fair Value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. The fair value hierarchy is classified according to the relevance of data observed in the measurement process. In cases in which prices quoted in the market are unavailable, fair values are based on estimates, with the use of discounted cash flows and other appraisal techniques. The techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be supported by comparison with independent markets and, in many cases, they cannot be realized upon the immediate settlement of the instrument. The methods and assumptions used for estimating the fair value of Financial Assets are as follows: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. Level 3: When there is no pricing information in an active market, internally developed models are used, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, it is believed that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. d) Derivative Financial Instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. 111

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: • Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; • Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; • Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. f) Provision for loan losses - The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution Nº. 2,682 of December 21, 1999, which include the following: • Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; • Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. g) Other Assets - They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. h) Investments - In subsidiaries and affiliates are valued by the equity method. Goodwill originated on investment acquisitions is amortized based on expected future profitability or due to its realization. i) Fixed Assets - Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets The annual depreciation rates are: installations, furniture and equipment and security system, transportation and communication 10% to 20%, real estate 4% to 8%, improvements in third-party real estate up to 10% and data processing systems 20% to 50%. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. Assets are evaluated in order to identify indications of impairment. j) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. 112

Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. k) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings – these are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 8. These contingencies are evaluated based on Management’s best estimates, and are classified as: • Probable: in which liabilities are recognized in the Balance Sheet under Other Liabilities; • Possible: which are disclosed in the Accounting Informations, but no provision is recorded; • Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. l) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. m) Income Tax and Social Contribution - There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The income tax and social contribution expense is recognized in the statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity. n) Post-employments benefits Pension Plans – defined benefit plans The liability (or asset, as the case may be) is recognized in the balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension Plans – defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO, through pension plan funds, are recognized as expenses, when due. 113

Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur. 114

Note 4 - Interbank investments

	09/30/2020					
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%
Money market	**292,493,332**	**40,747,261**	**-**	**3,377,928**	**336,618,521**	**75.7**
Collateral held	38,751,898	21,764,074	-	205,001	60,720,973	13.7
Collateral repledge	237,466,658	2,695,389	-	3,172,927	243,334,974	54.7
Short position	16,274,776	16,287,798	-	-	32,562,574	7.3
Interbank deposits	**13,546,172**	**6,528,061**	**9,725,788**	**78,548,444**	**108,348,465**	**24.3**
Total (1)	**306,039,504**	**47,275,322**	**9,725,788**	**81,926,372**	**444,966,986**	**100.0**
% per maturity date	68.8	10.6	2.2	18.4	100.0	

(1) Comprises Interbank investments with maturity equal to or less than 90 days, which are presented in the heading Cash and Cash Equivalents in the balance sheet.

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

a) Summary per maturity

	09/30/2020										
	Cost	Adjustment to fair value reflected in:		Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days
		Income	Stockholders' equity								
Government securities - Brazil	**143,488,574**	**657,063**	**1,584,675**	**145,730,312**	**40.2**	**3,061,998**	**48,162**	**12,259,048**	**9,890,266**	**24,054,181**	**96,416,657**
Government securities - abroad	**18,028,088**	**1,005**	**58,466**	**18,087,559**	**5.0**	**2,102,856**	**4,383,084**	**5,305,650**	**3,321,369**	**2,920,666**	**53,934**
Corporate securities	**112,313,841**	**(860,625)**	**(1,455,512)**	**109,997,704**	**30.3**	**27,983,440**	**2,129,766**	**4,178,654**	**6,965,217**	**8,976,362**	**59,764,265**
Subtotal - securities	**273,830,503**	**(202,557)**	**187,629**	**273,815,575**	**75.5**	**33,148,294**	**6,561,012**	**21,743,352**	**20,176,852**	**35,951,209**	**156,234,856**
Trading securities	67,343,862	(202,557)	-	67,141,305	18.5	10,425,357	57,071	6,106,595	6,657,661	10,063,732	33,830,889
Available for sale securities	165,295,399	-	187,629	165,483,028	45.7	22,722,937	6,502,456	9,704,682	13,300,328	25,853,065	87,399,560
Held to maturity securities (*)	41,191,242	-	-	41,191,242	11.4	-	1,485	5,932,075	218,863	34,412	35,004,407
Derivative financial instruments	**74,643,394**	**13,996,345**	**-**	**88,639,739**	**24.5**	**6,754,174**	**7,937,182**	**22,431,767**	**14,353,842**	**17,224,746**	**19,938,028**
Total securities and derivative financial instruments (assets)	**348,473,897**	**13,793,788**	**187,629**	**362,455,314**	**100.0**	**39,902,468**	**14,498,194**	**44,175,119**	**34,530,694**	**53,175,955**	**176,172,884**
Derivative financial instruments (liabilities)	**(44,049,480)**	**(39,004,330)**	**-**	**(83,053,810)**	**100.0**	**(4,225,457)**	**(5,936,252)**	**(18,295,261)**	**(10,872,895)**	**(20,453,346)**	**(23,270,599)**

(*) Unrecorded adjustment to fair value in the amount of R$ 1,893,670.

115

b) Summary per level

	09/30/2020			
	Level 1	Level 2	Level 3	Fair Value
Trading securities	**53,114,743**	**13,981,142**	**45,420**	**67,141,305**
Available for sale	**78,025,972**	**83,711,428**	**3,745,628**	**165,483,028**
Derivative financial instruments (Ativo - Passivo)	**6,753**	**5,550,057**	**29,119**	**5,585,929**
Grand Total	**131,147,468**	**103,242,627**	**3,820,167**	**238,210,262**

c) Derivative financial instruments

Derivatives by maturity

Derivatives contracts mature as follows (in days):

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 dias	09/30/2020
Future contracts	23,436,992	202,547,238	55,626,640	116,054,257	397,665,127
Swap contracts	22,324,010	615,478,904	78,887,867	616,707,963	1,333,398,744
Option contracts	108,089,832	973,647,962	255,433,568	149,456,869	1,486,628,231
Forwards (onshore)	3,601,857	4,099,176	32,765	11,466	7,745,264
Credit derivatives	-	5,410,847	2,337,457	10,851,229	18,599,533
NDF - Non Deliverable Forward	92,377,183	129,827,834	25,112,289	11,824,687	259,141,993
Other derivative financial instruments	-	515,447	206,901	4,950,865	5,673,213

Fair Value	0 - 30	31 - 180	181 - 365	Over 365 dias	09/30/2020
Assets	6,754,174	30,368,949	14,353,842	37,162,774	88,639,739
Liabilities	(4,225,457)	(24,231,513)	(10,872,895)	(43,723,945)	(83,053,810)

116

d) Hedge Accounting We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations: 09/30/2020 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Hedge of deposits and securities purchased under agreements to resell 57,304,365 11,705,737 12,789,623 5,434,318 4,743,879 702,531- 92,680,453 Hedge of highly probable forecast transactions17,060,990 - --- - -17,060,990 Hedge of assets transactions 3,581,204 2,118,911 - - - -- 5,700,115 Hedge of available for sale securities6,375,728 535,354 4,388,603 2,207,061 1,906,972 6,849,724 1,898,882 24,162,324 Hedge of asset-backed securities under repurchase agreements 22,052,322 2,272,704 6,026,340 - 765,564 - -31,116,930 Hedge of net investment in foreign operations (*) 11,618,793 - - - - - - 11,618,793 Total 117,993,402 16,632,706 23,204,566 7,641,379 7,416,415 7,552,255 1,898,882 182,339,605 (*) Classified as current, since instruments are frequently renewed. 117

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio by type of operations and risk level

Risk levels	09/30/2020									
	AA	A	B	C	D	E	F	G	H	Total
Loan operations	**200,974,803**	**47,845,078**	**20,016,358**	**22,853,981**	**6,420,833**	**10,445,747**	**2,431,330**	**5,238,379**	**6,063,498**	**322,290,007**
Loans and discounted trade receivables	82,237,075	42,264,243	15,857,238	20,069,142	5,256,226	9,689,871	1,954,875	2,715,572	5,511,801	**185,556,043**
Financing	56,248,567	4,756,551	3,144,459	2,261,463	1,028,300	522,953	185,155	2,006,624	268,220	**70,422,292**
Farming financing	8,922,335	699,200	528,165	109,601	7,359	34,866	5,492	2,219	13,391	**10,322,628**
Real estate financing	53,566,826	125,084	486,496	413,775	128,948	198,057	285,808	513,964	270,086	**55,989,044**
Lease operations	-	-	-	-	-	-	-	-	-	-
Advance on exchange contracts (1)	**4,520,265**	**379,235**	**488,868**	**276,559**	**119,895**	**11,532**	**42,886**	**24,992**	-	**5,864,232**
Other sundry receivables (2)	**39,343**	**264,319**	**7,024**	**18,065**	**83,089**	**86,135**	**632,945**	**218,419**	**522,260**	**1,871,599**
Total operations with credit granting characteristics	**205,534,411**	**48,488,632**	**20,512,250**	**23,148,605**	**6,623,817**	**10,543,414**	**3,107,161**	**5,481,790**	**6,585,758**	**330,025,838**
Financial guarantees provided (3)	-	-	-	-	-	-	-	-	-	**60,871,969**
Total with Financial guarantees provided	**205,534,411**	**48,488,632**	**20,512,250**	**23,148,605**	**6,623,817**	**10,543,414**	**3,107,161**	**5,481,790**	**6,585,758**	**390,897,807**

(1) Composed of Income Receivable from Advances Granted and Advances on Exchange Contracts, accounted for in Other Receivables/Obligations - Foreign Exchange Portfolio (Note 9b).

(2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.

(3) Recorded in Offsetting accounts.

b) Composition of the portfolio by maturity and risk level

	09/30/2020									
	AA	A	B	C	D	E	F	G	H	Total
	Overdue Operations (1)									
Falling due installments	-	-	**892,276**	**985,508**	**594,863**	**495,378**	**566,418**	**693,969**	**1,899,346**	**6,127,758**
01 to 60	-	-	79,025	78,548	63,938	53,374	47,757	54,571	228,713	605,926
61 to 90	-	-	34,044	108,516	29,596	25,138	28,563	27,851	116,011	369,719
91 to 180	-	-	86,361	161,294	75,898	65,930	63,549	69,302	271,084	793,418
181 to 365	-	-	131,110	206,990	127,806	94,080	104,392	120,255	396,858	1,181,491
Over 365 days	-	-	561,736	430,160	297,625	256,856	322,157	421,990	886,680	3,177,204
Overdue installments	-	-	**98,341**	**224,585**	**218,469**	**198,499**	**529,033**	**691,423**	**2,552,400**	**4,512,750**
01 to 60	-	-	98,341	215,802	87,372	77,987	242,689	234,948	331,822	1,288,961
61 to 90	-	-	-	6,495	123,426	29,452	141,028	120,154	157,671	578,226
91 to 180	-	-	-	2,288	7,671	88,212	129,835	312,540	577,615	1,118,161
181 to 365	-	-	-	-	-	2,848	15,481	23,781	1,396,343	1,438,453
Over 365 days	-	-	-	-	-	-	-	-	88,949	88,949
Subtotal (a)	-	-	**990,617**	**1,210,093**	**813,332**	**693,877**	**1,095,451**	**1,385,392**	**4,451,746**	**10,640,508**
	Non-overdue operations									
Falling due installments	**204,954,361**	**48,401,316**	**19,493,093**	**21,899,772**	**5,763,973**	**9,830,396**	**1,940,838**	**4,082,593**	**2,116,340**	**318,482,682**
01 to 60	24,045,116	8,657,340	3,678,363	3,118,483	946,686	194,764	374,972	621,350	280,922	41,917,996
61 to 90	10,907,781	2,181,375	840,310	1,039,127	258,780	133,276	76,719	534,214	119,721	16,091,303
91 to 180	24,123,735	5,747,007	2,379,874	2,348,965	588,450	257,648	174,616	92,820	148,517	35,861,632
181 to 365	36,004,107	9,808,924	3,570,687	3,885,814	913,555	5,112,154	220,051	250,328	239,367	60,004,987
Over 365 days	109,873,622	22,006,670	9,023,859	11,507,383	3,056,502	4,132,554	1,094,480	2,583,881	1,327,813	164,606,764
Overdue up to 14 days	**580,050**	**87,316**	**28,540**	**38,740**	**46,512**	**19,141**	**70,872**	**13,805**	**17,672**	**902,648**
Subtotal (b)	**205,534,411**	**48,488,632**	**19,521,633**	**21,938,512**	**5,810,485**	**9,849,537**	**2,011,710**	**4,096,398**	**2,134,012**	**319,385,330**
Total Portfolio (a+b)	**205,534,411**	**48,488,632**	**20,512,250**	**23,148,605**	**6,623,817**	**10,543,414**	**3,107,161**	**5,481,790**	**6,585,758**	**330,025,838**
Existing allowance	**(1,460,494)**	**(477,138)**	**(750,623)**	**(3,341,715)**	**(3,542,677)**	**(3,803,362)**	**(2,082,900)**	**(5,478,484)**	**(6,585,758)**	**(28,130,535)**
Minimum	-	(240,816)	(201,846)	(678,083)	(633,329)	(3,160,172)	(1,547,456)	(3,834,523)	(6,585,758)	(16,881,983)
Financial Guarantees Provided (3)	-	-	-	-	-	-	-	-	-	(607,384)
Additional (2)(4)	(1,460,494)	(236,322)	(548,777)	(2,663,632)	(2,909,348)	(643,190)	(535,444)	(1,643,961)	-	(10,641,168)

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

(2) Related to expected and potential loss.

(3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Balance Sheet.

(4) The fair value of the Provision for Loan Losses is equal to the book value.

118

c) Changes in the provision for loan losses 09/30/2020 Opening balance - 01/01 (23,458,599) Net increase for the period (10,323,754) Minimum (7,120,633) Financial Guarantees Provided 80,577 Additional (3,283,698) Write-Off 6,747,482 Other, mainly foreign exchange (1,095,664) Closing balance (1) (28,130,535) Minimum (16,881,983) Financial Guarantees Provided (2) (607,384) Additional (10,641,168) (1) As of September 30, 2020, there are no amounts for the Provision for Loan Losses related to the Lease Portfolio. (2) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Balance Sheet. At 09/30/2020, the balance of the provision regarding the loan portfolio is equivalent to 8.52% d) Renegotiation of credits At 09/30/2020, renegotiated loan operations totaled R$ 15,015,608, the related allowance for loan losses totaled R$ (6,260,654). e) Financial guarantees provided by type 09/30/2020 Type of guarantees Portfolio Provision Endorsements or sureties pledged in legal and administrative tax proceedings 28,065,416 (228,106) Sundry bank guarantees 18,403,544 (352,057) Other financial guarantees provided 8,654,679 (14,246) Tied to the distribution of marketable securities by Public Offering 1,991,200 (1,315) Restricted to bids, auctions, service provision or execution of works 2,675,315 (9,890) Restricted to international trade of goods 333,472 (350) Restricted to supply of goods 748,343 (1,420) Total 60,871,969 (607,384) 119

Note 7 - Funding, borrowing and onlending Summary 09/30/2020 0-365 Over 365 days Total Deposits 354,717,658 330,390,486 685,108,144 Deposits received under securities repurchase agreements 298,131,268 62,304,309 360,435,577 Own portfolio32,836,400212,688 33,049,088 Third-party portfolio 233,375,209 - 233,375,209 Free portfolio31,919,65962,091,62194,011,280 Funds from acceptances and issuance of securities 33,785,445 55,203,595 88,989,040 Real estate, mortgage, credit and similar notes32,259,70642,637,108 74,896,814 Securities obligations abroad856,65912,241,002 13,097,661 Funding from structured operations certificates669,080325,485994,565 Borrowing and onlending (1) 50,972,363 7,790,404 58,762,767 Subordinated debt - Financial bills (Note 9c) 14,376 5,311,328 5,325,704 Total 737,621,110 461,000,122 1,198,621,232 % per maturity date61.538.5100.0 (1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing. 120

Note 8 – Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. 121

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other risks provisions:

	09/30/2020			
	Civil	**Labor**	**Other Risks**	**Total**
Opening balance - 01/01	**2,786,879**	**7,945,646**	**917,690**	**11,650,215**
(-) Provisions guaranteed by indemnity clause (Note 3k)	(214,261)	(855,893)	-	(1,070,154)
Subtotal	**2,572,618**	**7,089,753**	**917,690**	**10,580,061**
Adjustment / Interest	117,225	360,054	-	477,279
Changes in the period reflected in results	282,031	1,515,097	70,297	1,867,425
Increase	389,210	1,647,952	70,514	2,107,676
Reversal	(107,179)	(132,855)	(217)	(240,251)
Payment	(534,191)	(2,060,079)	-	(2,594,270)
Subtotal	**2,437,683**	**6,904,825**	**987,987**	**10,330,495**
(+) Provisions guaranteed by indemnity clause (Note 3k)	207,688	833,813	-	1,041,501
Closing Balance	**2,645,371**	**7,738,638**	**987,987**	**11,371,996**
Deposits in guarantee at 09/30/2020	**1,083,557**	**2,053,656**	**-**	**3,137,213**

IV- Tax and social security obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges

The table below shows the changes in the provisions:

	09/30/2020		
	Legal Obligation (Note 10b)	**Tax Lawsuits**	**Total**
Opening Balance - 01/01	**2,857,449**	**2,387,861**	**5,245,310**
Adjustment / Interest	35,359	96,240	131,599
Changes in the period reflected in results	(427)	8,057	7,630
Increase	28,890	21,423	50,313
Reversal	(29,317)	(13,366)	(42,683)
Payment	(745,399)	(73,087)	(818,486)
Closing Balance	**2,146,982**	**2,419,071**	**4,566,053**
Deposits in guarantee at 09/30/2020	1,805,831	610,383	2,416,214

The main discussions related to Tax Lawsuits are described below:

- INSS – Non-compensatory Amounts – R$ 1,778,265: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 756,283.

122

c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I - Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3,296,152, and the natures refer to actions for damages or collections, the individual values of which are not relevant. For Labor Claims with possible loss, estimated risk is R$ 311,088 and the natures refer to actions for damages or collections, the individual values of which are not relevant. II - Tax proceedings: The tax proceedings of possible loss totaled R$ 12,574,248, and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 3,900,616: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; • IRPJ and CSLL – Goodwill – Deduction – R$ 2,436,394: the deductibility of goodwill for future expected profitability on the acquisition of investments; • ISS – Banking Activities – R$ 1,256,475: it is understood that the banking operation is not to be confused with service and/or is not listed in Supplementary Law No. 116/03 or Decree Law No. 406/68; • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 951,336: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; • IRPJ and CSLL – Disallowance of Losses – R$ 788,799: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 731,070: cases in which the liquidity and the certainty of credits offset are discussed. Note 9 - Breakdown of accounts a) Other receivables - Sundry 09/30/2020 Foreign exchange portfolio (Nota 9b) 91,088,917 Income receivable 1,787,031 Trading and intermediation of securities 20,451,916 Deposits in guarantee for contingent liabilities, provisions and legal obligation (Note 8b) 9,082,737 Assets of post-employment benefit plans 684,652 Taxes and contributions for offsetting 4,391,019 Net amount receivables from reimbursement of provisions 720,668 Social contribution for offsetting (Note 10a I) 65,048 Sundry domestic and foreign 1,606,913 Operations without credit granting characteristics, net of provisions 1,881,702 Other 1,633,727 Total 133,394,330 123

b) Foreign exchange portfolio 09/30/2020 Assets – other receivables 91,088,917 Exchange purchase pending settlement – foreign currency 46,243,219 Exchange sale rights – local currency 45,428,304 (Advances received) – local currency (582,606) Liabilities – other liabilities 84,887,727 Exchange sales pending settlement – foreign currency 46,131,422 Liabilities from purchase of foreign currency – local currency 44,506,954 (-) Advances on exchange contracts (5,772,751) Other 22,102 Offsetting accounts 1,150,778 Outstanding import credits – foreign currency 1,122,292 Confirmed export credits – foreign currency 28,486 c) Other liabilities - Sundry 09/30/2020 Charging and collection of taxes and similar 5,550,573 Foreign exchange portfolio (Note 9b) 84,887,727 Social and statutory 1,999,603 Tax and social security obligations (Note 10b) 4,806,801 Trading and intermediation of securities 6,790,779 Subordinated Debt (Notes 3b and 7) 5,325,704 Provisions for civil, labor, other risks and tax lawsuit (Note 8b) 13,791,067 Transactions related to credit assignments 1,400,456 Sundry domestic and foreign 2,325,836 Funds to be released 2,414,995 Provisions for sundry payments 819,307 Personnel provision 2,036,188 Liabilities from post-employment benefit plans 1,481,433 Obligations on official agreements and rendering of payment services 1,042,109 Provision financial guarantees provided 607,384 Other 258,025 Total 135,537,987 Note 10 - Taxes Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS 0.65% Additional income tax 10.00% COFINS 4.00% Social contribution on net income (*) 20.00% ISS up to 5.00% (*) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. 124

a) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

Assets	12/31/2019	Realization / Reversal	Increase	09/30/2020
Reflected in income	**30,281,750**	**(4,314,206)**	**22,785,817**	**48,753,361**
Provision for loan losses	16,763,833	(23,573)	4,030,574	20,770,834
Related to tax losses and social contribution loss carryforwards	1,278,193	-	3,343,964	4,622,157
Provisions	5,360,010	(1,461,545)	1,122,783	5,021,248
Civil lawsuits	1,100,523	(244,708)	176,315	1,032,130
Labor claims	3,050,192	(891,702)	838,974	2,997,464
Tax and social security obligations	1,206,820	(325,037)	107,494	989,277
Other	2,475	(98)	-	2,377
Provision for profit sharing	1,859,406	(1,859,406)	1,040,072	1,040,072
Legal obligations	403,185	(4,171)	191,615	590,629
Adjustments of operations carried out on the futures settlement market	57,517	(57,517)	48,169	48,169
Provision for graphic account	29,896	(849)	14,051	43,098
Provision for salary variation offset funds	749,219	-	32,043	781,262
Adjustments to fair value of Trading securities and Derivative financial instruments	65,446	(65,446)	12,007,809	12,007,809
Provision for real estate	184,940	(64,250)	64,866	185,556
Goodwill on purchase of investments	221,697	-	-	221,697
Other non-deductible provisions	3,308,408	(777,449)	889,871	3,420,830
Reflected in stockholders' equity	**1,738,953**	**(603,081)**	**670,907**	**1,806,779**
Adjustments to fair value of available for sale securities	23,179	-	668,426	691,605
Cash flow hedge	1,315,266	(582,897)	1,899	734,268
Post-employment benefits	400,508	(20,184)	582	380,906
Total (Note 10aIII) (1) (2)	**32,020,703**	**(4,917,287)**	**23,456,724**	**50,560,140**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001	**62,431**	**-**	**2,617**	**65,048**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability. OITAÚ UNIBANCO sent a petition to the Central Bank of Brazil, pursuant to paragraph 7 of article 1 of Resolution 4.441/15 and pursuant to Circular 3.776/15.

(2) At 12/31/2019, deferred tax assets balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 2,093,955.

II - The provision for deferred income tax and social contribution and its changes are represented by:

Liabilities	12/31/2019	Realization / Reversal	Increase	09/30/2020
Reflected in income	**3,804,943**	**(2,723,239)**	**1,246,965**	**2,328,669**
Adjustment of deposits in guarantee and provisions	954,088	(110,552)	-	843,536
Depreciation in excess – finance lease	116	(14)	-	102
Adjustments to fair value of trading securities and derivative financial instruments	1,103,159	(1,103,159)	-	-
Adjustments of operations carried out on the future settlement market	1,460,419	(1,460,419)	1,237,958	1,237,958
Post-employment benefits	238,716	(48,913)	617	190,420
Other	48,445	(182)	8,390	56,653
Reflected in stockholders' equity - Adjustments to fair value of available for sale securities	**9,748**	**(9,748)**	**-**	**-**
Total	**3,814,691**	**(2,732,987)**	**1,246,965**	**2,328,669**
Net Total (Assets - Liabilities)	**28,206,012**	**(2,184,300)**	**22,209,759**	**48,231,471**

125

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%		
2020	1,354,180	3%	3,268,190	71%	4,622,370	9%	65,048	100%
2021	10,878,466	23%	618,402	13%	11,496,868	23%	-	0%
2022	17,975,687	39%	162,090	4%	18,137,777	36%	-	0%
2023	8,266,776	18%	218,917	5%	8,485,693	17%	-	0%
2024	2,541,325	6%	241,101	5%	2,782,426	5%	-	0%
After 2024	4,921,549	11%	113,457	2%	5,035,006	10%	-	0%
Total	**45,937,983**	**100%**	**4,622,157**	**100%**	**50,560,140**	**100%**	**65,048**	**100%**
Present Value (*)	44,415,032		4,570,465		48,985,497		64,840	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 09/30/2020, deferred tax assets not accounted for correspond to R$ 847,149 and result from Management's evaluation of their perspectives of realization in the long term.

b) Tax and social security obligations

	09/30/2020
Taxes and contributions on income payable	1,590,298
Taxes and contributions payable	1,069,521
Legal obligations (Note 8b IV)	2,146,982
Total	**4,806,801**

126

Note 11 - Investiments Equity share in Number of shares/quotas Stockholder Net Income / (Loss) capital (%) owned Investiment at Companies Capital (1) s’ equity for the period Common / 09/30/2020 Voting Share Preferred Quotas In Brazil 90,926,287 ITB Holding Brasil Participações Ltda. 15,020,708 32,627,4944,828,358 99.99% 99.99% 5,233,696,270 - 32,624,272 Itaú Cia. Securitizadora de Créditos Financeiros 9,500,844 13,542,532107,117 99.99% 99.99% 7,482,229,717 - 13,542,533 Banco Itauleasing S.A. 8,415,392 12,452,993178,764 98.30% 98.25% 61,490,010 46,816,349 12,234,863 Itauseg Participações S.A. 7,000,000 14,870,5491,186,298 62.38% 62.38% 3,739,050,940 - 9,275,721 Other 23,248,898 Foreign 15,061,472 ITB Holding Ltd. 16,501,022 19,589,536173,813 58.87% 58.87% 1,468,826,430 - 11,490,708 Banco Itaú Paraguay S.A. 915,804 2,436,803397,697 99.99% 99.99% 1,132,964,650 - 2,436,727 Banco Itaú Argentina S.A. 65,769 1,090,973330,122 98.98% 99.00% 721,697,119 14,565,089 1,080,017 Outras Participações 54,020 Grand Total 105,987,759 (1) Comprises only investments in associates and subsidiaries evaluated under the equity method. 127

Note 12 – Stockholders’ equity Capital – Is represented by 6,427,811,213 registered shares with no par value, of which 3,265,334,858 are common shares and 3,162,476,355 are preferred shares without voting rights, but with the following advantages: (I) priority in the receipt of a minimum annual dividend of R$ 0.022 per share, non-cumulative, which will be adjusted in case of split or reverse split; and (II) - the right, in the event of a transfer of control, to be included in a public offering for the acquisition of shares, so as to guarantee a price equal to eighty percent (80%) of the amount paid per share with voting rights, which is part of the control block, with a dividend at least equal to that of common shares assured, but with priority in the receipt of non-cumulative dividends, never lower than those attributed to common shares. The Extraordinary Stockholders’ Meeting held on May 21, 2020 approved a capital increase in the amount of R$ 7,000,000, approved by BACEN on May 28, 2020, with the issue of 458,027,603 shares. The Extraordinary Stockholders’ Meeting held on June 2,2020 approved a capital increase in the amount of R$ 3,000,000, approved by BACEN on June 4, 2020, with the issue of 196,297,544 shares. Note 13 – Related Parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. The main related parties are: - Parent companies - direct and indirect shareholders: Itaú Unibanco Holding S.A., its respective agency in Cayman and Itaúsa S.A.; - Subsidiaries - the direct equity interests of ITAÚ UNIBANCO, as well as other companies under the control of Itaú Unibanco Holding S.A.; - Associates - non-controlled companies by the Itaú Unibanco Holding S.A.; - Investment funds - funds under the control of Itaú Unibanco Holding S.A.; - Other - the direct and indirect equity interests of Itaúsa Investments Itaú S.A.; supplementary closed private pension entities that manage retirement plans sponsored by Itaú Unibanco Holding S.A., created exclusively for its employees; and Foundations and Institutes maintained through donations by Itaú Unibanco Holding S.A., and by the income from their assets so that they achieve their objectives, in addition to maintaining the operational and administrative structure. 128

	Annual rate	Assets / (Liabilities)
		09/30/2020
Interbank investments		**110,755,487**
Subsidiaries	0.05% to 17.81% / 100% SELIC	106,755,487
Associates	2.2%	4,000,000
Derivative financial instruments (assets and liabilities)		**11,319,465**
Subsidiaries		103,714
Investment funds		11,172,002
Other		43,749
Securities		**5,172,487**
Parent companies	2.9% to 6.5%	76,005
Subsidiaries	100% DI	5,096,482
Loan operations		**1,244,655**
Subsidiaries		1
Associates	113% DI	21,292
Other	2.35% to 6% / 2% + DI / 113%	1,223,362
Foreign exchange portfolio (assets and liabilities)		**(12,796)**
Subsidiaries		(12,796)
Deposits received under securities repurchase agreements		**(28,035,248)**
Parent companies	2.15%	(219,927)
Subsidiaries	2.15% / 100% SELIC	(27,141,712)
Associates	2.0 to 2.2% / 100% SELIC / 70% to 96% DI	(134,350)
Other	76% to 100% DI	(539,259)
Deposits		**(103,688,855)**
Parent companies	2.52% to 6.50%	(68,827,950)
Subsidiaries	2.55% to 6.5% / 100% SELIC / 100% DI	(34,860,905)
Interbank and Interbranch accounts (assets and liabilities)		**14,212,617**
Subsidiaries		14,212,617
Amounts receivable (payable)		**(5,482)**
Parent companies		5,297
Subsidiaries		(2,540)
Associates		(8,352)
Other		113
Trading and intermediation of securities (assets and liabilities)		**430,286**
Subsidiaries		238,286
Investment funds		192,000
Rent		**8**
Other		8
Sponsorship		**13,717**
Other		13,717

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Note 14 - Post-employment benefits

ITAÚ UNIBANCO, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;
- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and
- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I Benefit Plan II	Defined Benefit Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Note 15 – Supplementary information

a) **Insurance policy** - ITAÚ UNIBANCO, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Risk and Capital Management** – Risk management is an essential tool to optmize the use of resources and select the best business opportunities, aiming to obtaining the best ratio Risk X Return.

The document "Public Access Report - Market Risk / Credit Risk / Liquidity Risk and Integrated Operational Risk Management and Internal Controls" that details the guidelines established by the conglomerate's risk control internal policy, which is not included in the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.

c) **Single Audit Committee** - In accordance with CMN Resolution No. 3,198 of May 27, 2004, ITAÚ UNIBANCO adopted the Single Audit Committee established by the Itaú Unibanco Financial Conglomerate by way of the leading institution Itaú Unibanco Holding S.A. The summary of the report of the Committee was disclosed together with the financial statements of the leading institution Itaú Unibanco Holding S.A.

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d) “Coronavirus” COVID-19 relief efforts O ITAÚ UNIBANCO is monitoring the economic effects of this pandemic, which may adversely affect its results. At the beginning of the COVID-19 outbreak in Brazil, the Institutional Crisis Management Committee was set up, through its parent company Itaú Unibanco Holding S.A., which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic. Accordingly, by the date of this disclosure, ITÁÚ UNIBANCO has identified: (a) an increase in loan and financing operations, particularly to companies; (b) increases in requests for renegotiations and extensions for loan operations; (c) impacts on the allowance for doubtful accounts and impairment of financial assets; (d) impacts on the pricing of its financial instruments arising from the high volatility in the markets and (e) an increase in funding operations. It is worth noting that ITAÚ UNIBANCO maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Accounting Informations. e) Subsequent Event On November 03, 2020, Itaú Unibanco Holding S.A. disclosed Material Fact, available on the website www.itau.com.br/investor-relations , informing its shareholders and the market in general that it has been holding internal discussions about the future of its investment in XP Inc. (“XP”), a company based in the Cayman Islands and listed on Nasdaq. In this context, Itaú Unibanco Holding S.A. informed it was at an advanced stage of analyzing and discussing the possibility of segregating this business line from the conglomerate into a new company, by spinning-of companies from the forementioned conglomerate with part of its equity, represented by shares which are equivalent of 41.05% of XP’s capital, into the new company. After the spin-off, Itaú Unibanco Holding S.A’s shareholders would receive an equity interest in the new company, whose only asset would be the business line represented by these shares of XP. The new company would be listed on the stock exchange and would become part of the XP Shareholders’ Agreement. If it were decided to move forward with this plan, it would not take place before December 31, 2020. This study also provided for the possibility of selling the remainder of the shares issued by XP held by Itaú Unibanco Holding S.A., corresponding to 5% of XP’s share capital, in order to monetize part of its investment, which would generate an increase in the Basel III Common Equity Tier I Capital. Such sale, if completed, and depending on the applicable market conditions, would be implemented through one or more public offers on Nasdaq or any other stock exchange on which XP has its shares or depositary receipts listed. On November 26, 2020, the Company’s Board of Directors has today approved the segregation of this line of business of the Itaú Unibanco Holding S.A. conglomerate into a new company (“Newco”), by spinning off companies of the Itaú Unibanco Holding S.A. conglomerate, with the spun off portion, representing 41.05% of the capital of XP (“Investment in XP”), being transferred to Newco. The spin-off from the Company shall be the subject of deliberations by the General Meeting of Shareholders and, once approved, the shareholders of Itaú Unibanco Holding S.A. will thereafter also have an equity holding in Newco, whose sole asset will be the Investment in XP. The portion to be spun off of ITAÚ UNIBANCO totals R$ 8,585,424 based on the balances calculated at September 30, 2020. On December 2, 2020 Itaú Unibanco Holding S.A sold the shares issued by XP Inc. (“XP”) held by its subsidiary ITB Holding Brasil Participações Ltda., representing 4.4% of XP’s capital stock, by way of the public offering held on Nasdaq, the stock exchange on which XP’s shares are listed (“Transaction”), totalizing US$ 935 million. Simultaneously with this Transaction, XP performed a primary issue of US$ 272 million and Itaú Unibanco Holding S.A. became the holder, directly or indirectly, of 41.1% of XP’s total capital, generating a result in the primary subscription estimated at R$ 537 million. After the green shoe exercise, the total amount might reach US $ 1.052 billion equivalent to 5% of XP total capital. If the green shoe is fully exercised Itaú Unibanco Holding S.A. will become the holder, directly or indirectly, of 40.5% of XP’s total capital. 131